Form 20-F
period 1996-12-31
CHINA ENERGY RESOURCES CORP
filed 1997-08-26
CIK 925527

[CONFORMED]

                  SECURITIES AND EXCHANGE COMMISSION

                             FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
                                                                              OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 - For the fiscal year ended December 31, 1996
                                                                              OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 - For the transition period from ____________ to____________

                  Commission file number 1-14606

                CHINA ENERGY RESOURCES CORPORATION
        (Exact name of Registrant as specified in its charter)

                      British Virgin Islands
           (Jurisdiction of incorporation or organization)

     Citco Building, Wickhams Cay       			c/o Arimoto, Ogaswara  & Mo
     P.O.  Box 662, Road Town			           276 Fifth Avenue, Suite  703
    Tortola, British Virgin Islands			     New York, NY 10001
       				  (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class				                       Name of Each Exchange
					                                       		on Which Registered
Common Stock, par value $0.01 per share   			 American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                            					None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                            					None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 1996, 2,399,850 common shares, par value $0.01 per share (the "Common Stock"), were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.     Yes        No     X

Indicate by check mark which financial statement item the registrant has
elected to follow.   Item 17        		Item 18    X



TABLE OF CONTENTS
                                                          											Page


          	PART I

          	ITEM 1.	DESCRIPTION OF BUSINESS				                    		  1

          	ITEM 2.	DESCRIPTION OF PROPERTIES 			                  			10

          	ITEM 3.	LEGAL PROCEEDINGS	 	                         					11

          	ITEM 4.	CONTROL OF REGISTRANT	 				                      	12

          	ITEM 5.	NATURE OF TRADING MARKET 					                    13

          	ITEM 6.	EXCHANGE CONTROLS AND OTHER LIMITATIONS
                 	 AFFECTING SECURITY HOLDERS                  					 13

          	ITEM 7.	TAXATION								                                  15

          	ITEM 8.	SELECTED FINANCIAL DATA		                     				19

          	ITEM 9.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF
	                	 FINANCIAL CONDITION AND RESULTS OF OPERATIONS  		 24

          	ITEM 10.DIRECTORS AND OFFICERS OF REGISTRANT	          			30

          	ITEM 11.COMPENSATION OF DIRECTORS AND OFFICERS		         	31

          	ITEM 12.OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
                   OR	SUBSIDIARIES	 			                          				31

          	ITEM 13.INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS 		 32

     						PART II

          	ITEM 14.DESCRIPTION OF SECURITIES TO BE REGISTERED	    	 	32

     						PART III

          	ITEM 15.DEFAULTS UPON SENIOR SECURITIES			              	 33

          	ITEM 16.CHANGES IN SECURITIES AND CHANGES IN SECURITY
                   FOR REGISTERED SECURITIES                  						 33

     						PART IV

          	ITEM 17.FINANCIAL STATEMENTS		                       				 33

          	ITEM 18.FINANCIAL STATEMENTS	                        					34

           ITEM 19.FINANCIAL STATEMENTS AND EXHIBITS	 	            		35



Certain Definitions and Supplemental Information

All references to "China" or "PRC" in this Annual Report are references to The People's Republic of China. Unless otherwise specified, all references in this Annual Report to "U.S. dollars," "dollars," or "$" are to United States Dollars; all references to "Renminbi" or "Rmb" are to Renminbi, which is the legal currency of China. Unless otherwise specified, translation of amounts from Renminbi to U.S. dollars for the convenience of the reader have been made in this Annual Report at the exchange rates indicated in Item 8. "Selected Financial Data -- Exchange Rate Information," as quoted by the People's Bank of China. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate. See Item 6. "-- Exchange Controls and Other Limitations Affecting Security Holders -- PRC."

The financial statements of China Energy Resources Corporation (the "Company") are presented in U.S. dollars. All financial statements of the Company presented herein have been prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP").

Forward-Looking Statements

This Annual Report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) under Item 1. "Description of Business," Item 2. "Properties," Item 6. "Exchange Controls and Other Limitations Affecting Security Holders" and Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations." Such statements are not guarantees of future performance and involve a number of risks and uncertainties that could affect the Operating Company's operations, markets, prices and other factors and hence the results of the Company. Among the factors that could cause actual results to differ are changes in the planned economic development of the PRC, competitive pressures, delays or difficulties in increasing capacity utilization at existing production facilities, delays in development of mining operations, a significant increase in PRC coal production capacity or a significant decrease in demand for the Operating Company's products, changes in PRC regulation or taxation of foreign equity joint ventures, increased PRC regulations of the mining, production and sale of coal under the recently enacted National Coal Act, increased or more stringent PRC environmental regulations and the tightening of PRC exchange controls.


						PART I

ITEM 1.	DESCRIPTION OF BUSINESS

Historical Background

China Energy Resources Corporation (the "Company") was incorporated on March 15, 1996 under the International Business Companies Act of the British Virgin Islands. The Company is a holding company which is the sole shareholder of China Coal Mining (B.V.I.) Co. Ltd. ("CCM"), a corporation organized under the International Business Companies Act of the British Virgin Islands. Pursuant to a joint venture agreement dated September 16, 1995, CCM acquired an eighty percent (80%) interest in Mishan Hua Xing Coke Limited ("MHXC"), a new Sino-foreign equity joint venture company organized in the People's Republic of China (the "PRC"). Pursuant to this agreement, CCM paid cash in the amount of $7,886,000 for its 80% interest in MHXC. The MHXC joint venture period, which was initially established for a term of 20 years from the joint venture's date of formation, was subsequently extended by the parties for an additional 10 years and may be extended by unanimous resolution of the board of directors subject to the approval of the relevant authorities. CCM purchased its interest in MHXC from the government of the PRC, which remains the owner of a 20% interest in MHXC. MHXC succeeded to the business of Mishan Coal Chemical Holding Company, a PRC government-owned enterprise ("MCCH"), which owned and operated two production factories: Mishan City Coke Factory ("MCCF") and Qitaihe City Coal Factory ("QCCF"). Prior to the acquisition by MCCH in 1994, MCCF was a PRC government-owned enterprise and QCCF was part of another PRC government owned enterprise.

In December 1995, the principals of the Company entered into a definitive agreement (the "Merger Agreement") for the merger of Jackson Holding Corp. ("JHC"), with and into the Company. JHC was incorporated in the State of New York on February 22, 1994 for the sole purpose of acquiring or merging with an unspecified operating business. On January 9, 1995, JHC commenced a "blank check" offering pursuant to Rule 419 under the Securities Act of 1933, as amended (the "1933 Act"). JHC had approximately 170 shareholders of its common stock. The Merger Agreement was approved by unanimous written consent by the Board of Directors of the Company dated March 22, 1996. In July 1996, the shareholders of JHC voted in favor of the Merger. On September 10, 1996, the Company filed a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission to effect the merger. The Company's Registration Statement on Form F-4 was declared effective on October 4, 1996 by the U.S. Securities and Exchange Commission.

In connection with the merger, the Company issued 109,850 common shares to the shareholders of JHC in exchange for the entire issued share capital of JHC. At the time of the merger, JHC had no operating assets.

On April 21, 1997, the Company listed 5,898,436 of its common shares (the "Common Stock") on the American Stock Exchange, which included 2,399,850 shares outstanding and 3,498,586 shares reserved for issuance.

General

All of the Company's operations are conducted through its operating subsidiary, CCM, and in turn through the PRC-based MHXC joint venture to which CCM is a party (referred to hereinafter as the "Operating Company"). The Operating Company has two wholly-owned coal refining operations, MCCF and QCCF.

MCCF

MCCF engages primarily in the production and sale of metallurgical coke.
MCCF completed its steam coal preparation facility in 1993. In 1995, MCCF completed construction of an additional production facility to process steam coal into metallurgical coke and foundry coke. This facility has been designed for annual production capacities of approximately 200,000 tons of steam coal, approximately 85,000 tons of metallurgical coke and approximately 56,000 tons of foundry coke. Improvements to the facility, which cost approximately $3,000,000, were financed through an unsecured loan by a local PRC bank at a fixed term rate of 15.3%. These improvements enabled MCCF to produce metallurgical coke and foundry coke which it was unable to do prior to such improvements. Presently, the main product of the MCCF plant is metallurgical coke.

On June 20, 1995, the Mishan City Municipal Government granted MCCF exclusive underground rights to mine coal from certain coal reserves located in Mishan City, within Heilongjiang Province, PRC. MCCF's mining rights (the "coal mine use rights") were granted on June 20, 1995 and continue in force for 100 years. See "--Government Regulation." Upon the formation of the Operating Company, the PRC joint venture partner made an interest free loan in the amount of $7,906,000 to MCCF to partially finance the acquisition of the coal mine use rights.

The reserves are located within approximately 10 kilometers of the MCCF production facility. Present access to these reserves is solely by way of an undeveloped road system. The coal reserves are located in the districts of Dalizi, Jinshazi, Beiyinzi, Dazhushan and Zhushan. These five districts collectively produce the following types of coal: coking; fat; gas; and meager. The combination of these four types of coal is required to produce high quality foundry coke. MCCF is not presently involved in the mining of these reserves due to the lack of funds available for this purpose. MCCF has been engaged in conducting mine site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The Company believes that these activities will enable MCCF to begin its mining operations as soon as practicable after sufficient funds are available. The costs associated with mining preparation work have been capitalized as part of MCCF's coal mine use rights.

As a result of the macro-economic adjustments and related credit policy advocated by the central PRC government, MCCF was not able to obtain working capital from local banks after the completion of its production facilities in 1995. Due to this lack of working capital, MCCF's production of high quality metallurgical coke declined from 33,000 tons in 1995 to 6,758 tons for the first six months of 1996. In June 1996, operation of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal. According to the subcontract, the party which operated the plant (i) was obligated to meet all the operating expenses of the plant, (ii) was entitled to receive all the revenues from the plant's operation and (iii) paid to MCCF a subcontracting fee of $723,000. This subcontract was terminated on March 31, 1997.

QCCF

QCCF engages in the production and sale of steam coal. The QCCF factory was constructed in 1993 and employs the "air-heavy medium fluid bed" dry process of coal preparation, which management of the Operating Company believes is a leading production technology worldwide and is appropriate for production in cold and dry regions such as the region where QCCF's factory is located. QCCF's annual production capacity is approximately 750,000 tons of steam coal and the factory operated at 63% of its capacity in 1996.

Historically, a substantial percentage of the sales of QCCF have been to one customer, Mudanjiang No. 2 Power Plant ("Mudanjiang") in Heilongjiang Province, PRC. On an annual basis, the PRC government designates the quota of steam coal that will be purchased for each of its power plants and the districts from which such coal will be supplied. Each power plant can then determine which suppliers within each district it will contract with for the year. In 1994 and 1995, QCCF contracted to supply 240,000 tons and 312,000, respectively, tons of steam coal to Mudanjiang. In 1996, QCCF's sales volume to Mudanjiang totalled 390,890 tons.

In order to assure that its customers will receive steam coal on a timely basis, QCCF needs to secure sufficient transportation capacity. In 1996, QCCF entered into a cooperative agreement with a unrelated party under the control of the Railroad Transportation Department whereby QCCF would be entitled to transportation capacity for 400,000 tons of steam coal annually in exchange for a negotiated fee.

Business Strategy

Through offerings of convertible notes and warrants in November 1996 and January 1997 in exempt transactions pursuant to Regulation S under the 1933 Act, the Company raised net proceeds of approximately $5,400,000. These proceeds are primarily being used to provide working capital to the Operating Company's factories to utilize idle capacity, to fill backlog orders of steam coal and coke coal and to expand the existing operations of the Operating Company.

The Operating Company's business strategy is to increase sales in the PRC of both steam coal and coke coal by increasing production capacities and marketing additional coal products. Additionally, the Operating Company intends to explore its ability to produce foundry coke in commercial quantities which meet international quality standards for sales in the PRC and for export. It is expected that the Operating Company will utilize existing cash flow from operations to approach the maximum steam coal and coke production capacities of its existing plant and equipment. Management believes that steam coal and coke production can be increased by a substantial percentage without any significant capital improvements, as the Operating Company has the plant and equipment necessary to support this business expansion.

With its existing technology, management believes that the MCCF facility is capable of producing high quality foundry coke within international standards. Foundry coke is widely used in the production of specialty steel, the raw material used in high performance steel products such as automobile and airplane engines. The high temperature requirements for foundry coke require a high quality raw coal, as measured by low sulfur, phosphorous and ash contents and a high caloric value.

Presently, the Operating Company's factories purchase a majority of their raw coal from coal mine operations of unrelated parties. Management intends to apply some excess cash flow, if available, to begin mining of the coal reserves to which MCCF has exclusive mining rights. It is hoped that, once such mining activities are fully operational, the MCCF reserves will supply a major portion of the raw mined coal for production in the Operating Company's factories. Management believes that such mining operations will result in lower costs to MCCF for raw materials and an increase in the Operating Company's gross profit and net income. Construction of MCCF's coal mining facilities is expected to require a substantial investment in mining equipment or the acquisition of an existing coal mining operation. The Operating Company expects that it will cost in excess of $3,000,000 to commence such mining operations, including but not limited to equipment for digging, mining, safety, ventilation and transportation. The Company expects such construction would take approximately one year from commencement to completion.

Sales and Marketing

MCCF's primary product is high quality metallurgical coke, which is sold to steel mills. Since 1994, the sales volume of MCCF has been volatile. Due to a shortage of working capital, the MCCF factory operated substantially below capacity from 1994 through mid-1996. During the first half of 1996, MCCF sold certain residual products which were below the factory's quality standards. Subsequently, during the second half of 1996 and the first quarter of 1997, the operation of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal. Therefore, the sales volume of the MCCF factory attributable to the Operating Company showed a significant decrease for 1996, as well as a decrease in the average net sales price per ton from the 1995 level. As a result of the working capital raised in 1996 and early 1997, the MCCF subcontracting agreement was terminated on March 31, 1997 and MCCF's management is focusing on the process of rebuilding its workforce, production and sales operations.

MCCF reported the following sales of metallurgical coke for the previous three fiscal years:

                                   						1994     		1995      		1996

Sales volume (in tons)			              12,360   		33,000	     	6,758
Average net sales price (per ton)*		  	$24.60	   	$57.39      $38.32
_______________
*Sales prices indicated are net of discounts and returns.


QCCF's primary product is steam coal, which is used by thermal power plants. Since 1994, the sales volume of QCCF has increased at an annual rate of over 20%. The QCCF factory employs the "air-heavy medium fluid bed" dry process of coal preparation. QCCF believes that this process is well-suited to the cold climate where its products are used and that this processing technology provides it with a competitive advantage over other suppliers within the Qitaihe City region which use alternative technologies.

In order to ensure a stable demand for its products along with a source of working capital, QCCF has entered into various long-term coal supply contracts with its major electric utility customers. These contracts generally stipulate that the utility company will provide a certain amount of working capital to QCCF in return for QCCF's obligation to supply coal at the prevailing market price. In addition, pursuant to these contracts, the utility companies are generally responsible for obtaining transportation capacity for which they earn a fee on a per ton basis.

In 1996, QCCF implemented certain "penalty" policies in its sales contracts as a method to emphasize quality control and customer satisfaction in the marketing of its products. Its sales contracts specify quality standards for the coal to be delivered, generally in terms of the coal's BTU and burn characteristics. To the extent that any QCCF product fails to meet the agreed upon standard, QCCF will rebate a set amount to its customer. Similarly, if QCCF delivers a tonnage that is higher than the quantity purchased, QCCF does not charge the customer for the freight cost of transporting the excess goods.

QCCF reported the following sales of steam coal for the previous three fiscal years:

                                                1994   		1995   		1996
Sales volume (in tons)		                    		304,630		390,000		475,305
Average net sales price (per ton)*		         	$14.65  		$15.52		 $15.86
_______________
*Sales prices indicated are net of discounts and returns.

Dependence on One Major Customer

Historically, a substantial percentage of the sales of QCCF (and its predecessor companies) have been to one customer, Mudanjiang No. 2 Power Plant ("Mudanjiang"), in Heilongjiang Province, PRC, which accounted for approximately 79%, 80% and 82% of QCCF's net sales and approximately 79%, 70% and 80% of the Operating Company's net sales for the years ended December 31, 1994, 1995 and 1996, respectively. On an annual basis, the PRC government designates the quota of steam coal that will be purchased for each of its power plants and the districts from which such coal will be supplied. Each power plant can then determine which suppliers within each district it will contract with for the year. In 1994 and 1995, QCCF contracted to supply 240,000 tons and 312,000 tons, respectively, of steam coal to Mudanjiang. In 1996, QCCF's sales volume to Mudanjiang totalled 390,890 tons. QCCF has agreed to supply up to 900,000 tons to Mudanjiang in 1997, subject to QCCF's ability to obtain sufficient transport capacity. See "--General--QCCF." The loss of Mudanjiang as a customer of QCCF would have a material adverse effect on both the Operating Company's and the Company's financial condition, results of operations, cash flows, business and prospects.

Transportation

Transportation is an important factor in coal marketing because a significant portion of the cost of processed coal is attributable to transportation. The availability and cost of such transportation affects the marketability of coal. Generally, transportation costs from the Operating Company's two factories to their customers are incurred by the factories.

The development of the PRC railway system still lags behind the growth of the PRC economy as a whole, and discrepancies between the capacity and volume of transportation are severe in many areas of the PRC. Currently, most of the customers of the Operating Company's factories are located within their respective regions, and the factories utilize the PRC's rail transport system to deliver substantially all of their products to their customers. With the Operating Company's ongoing efforts to develop new customers as well the intention for MCCF to export products to Southeast Asia, it is expected that the number of customers located in areas other than the PRC's northeast region will increase. Accordingly, alternative means of transportation may be required to accommodate future product transportation needs. Although the Company believes that the Operating Company's factories will be able to satisfy their transportation needs for the foreseeable future based on their current production capacities and that sufficient rail transportation will be made available to the factories to meet any increases in production capacities, there can be no assurance that either of the Operating Company's factories will continue to receive a sufficient amount of rail transport capacity. Additionally, there can be no assurance that either of the factories will be able to develop alternative means of transportation that are reliable and cost-efficient.

Technology

MCCF

The raw coal that is mined in the Mishan City area contains high quality coal for use in coke production. This raw coal generally has low sulfur and phosphorus contents and strong cohesiveness. All of these qualities together produce a high quality coke coal, with the exception of the ash content in the raw coal which, according to an independent governmental test conducted in Beijing, is between 17% and 24%. An ash content of between 8% and 9% is considered to be the international standard for high quality foundry coke.

MCCF employs the "heavy medium flow-rotator coal preparation technique," an advanced processing technology developed by the Tangshan Branch of China Coal Industry Research Institute. Management believes that by employing this technique MCCF has the capability to meet the rigorous quality standards required for export. With the use of this technology, the ash content of the cleaned coal can be kept between 7.0 - 8.0%, thus providing cleaned coal with a reduced ash content for the production of foundry coke. The Operating Company believes that the flow-rotator process is more economical than the widely-used jigging method which has been the standard process for the past several decades. While management believes that the advanced flow-rotator process produces a significantly higher yield of clean coal, a higher rate of reclaim and a lower ash content than the jigging method, there can be no assurance that MCCF's existing technology will enable it to produce foundry coke that meets the international standard.

QCCF

The processing plant at QCCF employs the "air-heavy medium fluid bed" dry process of coal preparation, which the Company believes is a leading technology worldwide. This process was the result of ten years' research by China Minerals University, which has patented the technology. This process provides a new method for coal sorting in areas where water resources are in short supply and where it is severely cold. Management of the Operating Company believes that this process is more environmentally friendly than wet separation processes because it produces no waste water and slime. Due to certain deficiencies in the implementation of this technology during the summer rainy season, the Operating Company intends to employ working capital, if available, to improve upon this technology.

Government Regulation

Companies operating in the PRC are subject to certain laws, rules and regulations promulgated by the government thereof. PRC laws applicable to the mining, production and utilization of coal include the Mineral Resources Law of the PRC (1996, revising the 1986 law) and the Regulations for the Implementation of the Mineral Resources Law of the PRC (1994). In particular, the Operating Company is subject to the Coal Law of the People's Republic of China, which became effective on December 1, 1996 (the "National Coal Law"), and which comprehensively regulates the mining of the PRC's coal resources, the production of coal and related business operations. The planned mining operations of the Operating Company may, under the National Coal Law, require approval by the Heilongjiang Provincial Coke and Coal Bureau. Rules to be promulgated by the State Council under the National Coal Law could impose substantial substantive regulation of the production and pricing of coal and coke. There can be no assurance that the National Coal Law and the rules and regulations promulgated thereunder will not have an adverse effect on the business or operations of the Operating Company or the coal mine use rights of MCCF. In addition, prior to the export of coke or coal, the Operating Company must obtain an export license from the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC"), which, under the National Coal Law, may be authorized to grant such licenses only to large scale coal-production enterprises. While management believes that it will be able to obtain such a license once it is in a position to begin exporting, there can be no assurance that such a license will be obtained by the Operating Company.

The Operating Company is subject to certain PRC laws and regulations applicable to Sino-foreign equity joint ventures. The law of the PRC on Sino-Foreign Joint Equity Enterprise (the "Joint Venture Law") establishes a comprehensive regulatory and corporate governance framework with respect to Sino-foreign equity joint ventures. Some pertinent provisions of the Joint Venture Law provide as follows: (i) Article 4 requires that the transfer of one party's share be effected only with the consent of the other party or parties; (ii) Article 5 provides that if site-use rights are not part of the Chinese partner's investment contribution, the joint venture shall pay fees to the government for such usage; (iii) Article 9 requires that the production and operational plans of a joint venture be filed with the relevant authorities and (iv) Article 12 requires approval by the government for any extension of a joint venture's term. More detailed restrictions are provided in Regulations for the Implementation of the Law of the PRC on Sino-Foreign Joint Equity Enterprise. In addition, the Regulations on Labor Management in Foreign Investment Enterprises set forth certain restrictions, including, but not limited, to restrictions on the hiring and discharge of employees, establishment of wages, maintenance of insurance and welfare and other benefits. The Operating Company is also subject to certain PRC national and local environmental regulations with which it must comply in the production of its coal and coke products. See "--Environmental Protection."

Environmental Protection

The Company is subject to PRC national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the PRC government of any facility that fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. Due to the nature of the Operating Company's business, the Operating Company produces significant amounts of waste water, coal dust, solid waste materials, and noise during the course of its production of coke and coal. The Operating Company has established environmental protection systems to treat certain of its waste materials, to safeguard against accidents and to reduce noise. The Operating Company believes that its environmental protection facilities and systems are adequate for it to comply with the existing national and local environmental protection regulations. However, there can be no assurance that the PRC national or local authorities will not impose additional or more stringent regulations which would require additional expenditure on environmental matters, changes in the Operating Company's processes or systems and/or plant closures.

The Operating Company regards environmental protection as a priority and maintains an environmental protection department which is responsible for coordinating its environmental protection systems. The Operating Company believes that it is in substantial compliance with all applicable environmental statutes and regulations.

Competition

MCCF - Metallurgical and Foundry Coke

The coke produced in the PRC is mainly of the metallurgical quality. Generally, coke quality is measured by its low contents of sulfur, phosphorous and ash, and high caloric value. Metallurgical coke is considered to be a lesser grade of coke than foundry coke due to its ash, sulfur and phosphorous contents. The output of foundry coke in the PRC remains low due to highly technological production requirements.

Within the Operating Company's region, the Operating Company believes that the Jixi City Coal Preparation Plant ("Jixi"), which produces mainly metallurgical coke, is its only major competitor. The Operating Company believes that MCCF's preparation process can achieve a lower ash content for coke than is possible with the process employed by Jixi. A low ash content is required to meet international standards for foundry coke. The Operating Company believes that its coke products are priced competitively with those of Jixi.

The Operating Company believes that its potential major competitors for the production of foundry coke in the PRC are Zhenjiang Coking Chemical Plant and Beijing Coking Chemical Plant. Because both of these plants are located in the central regions of the PRC, the Operating Company believes that transportation costs have been, and will continue to be, a factor which increases the cost of coke delivered by these plants to customers in the PRC regions served by the Operating Company. The Operating Company believes that such increased costs of delivery may provide an effective barrier to competition from these other producers. In addition, the Operating Company believes that both of these other plants produce only limited quantities of foundry coke.

QCCF - Steam Coal

QCCF presently processes steam coal for use by thermal power generating plants in its region. The Operating Company has not experienced significant competition in the sale of steam coal produced by QCCF due to the strong demand for steam coal in the PRC. In QCCF's region, Heilongjiang Province, there are four major production districts, which include Jixi, Hegang, Qitaihe and Shuangyashan. Within each of these districts are many government-owned steam coal production facilities, all of which represent competition to QCCF within the region in which QCCF operates. The Operating Company is not aware of any available statistics regarding these government-owned facilities, some of which may have significantly greater production capacities than the combined capacities of the Operating Company.

International

The Operating Company has not engaged in any sales of its coal or coke products to customers located outside of the PRC. The Operating Company plans to explore the possibility of exporting a portion of its coke and coal production, subject to its ability to increase production capacities in order to produce coke and coal products in commercial quantities which meet international quality standards, obtain sufficient transport capacity and any required regulatory approvals. There are many coke and coal producers worldwide that have significantly greater resources and experience in international sales than the Operating Company, and which may have an established customer base for their coal and coke production. The Operating Company expects that its major competition in the international markets would be from coal and coke producers located in the United States, Australia and Canada.

Employees

As of December 31, 1996, the Company and CCM each had 2 full-time employees. As of December 31, 1996, the Operating Company, including its two factories, had approximately 902 employees, of whom 520 worked for QCCF and 382 worked for MCCF. Of the Operating Company's total number of employees, approximately 91% were production workers, approximately 7% were managerial staff and approximately 2% were engineering and technical staff. Generally, the QCCF and MCCF factories have entered into employment contracts with their workers, which contracts typically are subject to annual renewal, contain annual wage determination provisions and provisions regarding pension and medical benefits in accordance with applicable PRC regulations governing the management of labor. Due to the working capital deficiency experienced by the MCCF factory during 1996, MCCF reduced the salaries of its employees for the first half of 1996, while such salaries for the second half of 1996 were the responsibility of the subcontracting party. In addition to cash compensation, each of the factories provides certain pension funds and costs of medical care to their employees.


ITEM 2.	DESCRIPTION OF PROPERTIES

Properties

Substantially all of the operations of the Operating Company and CCM are conducted at the facilities of the Operating Company.

The Operating Company owns and operates two coal production factories, MCCF and QCCF, in the northeast region of the PRC. These factories include certain buildings, fixtures and equipment necessary for the production of steam coal and metallurgical and foundry coke. These factories are owned by the Operating Company.

The MCCF factory and raw material stockpiles are located on a 127,000 square meter site located in Mishan City, Heilongjiang Province, PRC. MCCF has been granted certain land use rights by the Mishan City government in connection with the real property that MCCF occupies. Pursuant to these rights, MCCF has the exclusive right to use and occupy the real property for a period of 50 years, commencing September 16, 1995. MCCF also owns and operates 1.13 kilometers of railroad track located on the real property, which it uses exclusively in connection with its business. The real property on which the railroad track is located is also subject to the 50-year land use rights mentioned above. The MCCF factory has the capacity to produce approximately 85,000 tons of metallurgical coke and 56,000 tons of foundry coke per year.

According to the Administrative Bureau for Coal Mining of Heilongjiang, the coal reserves which have been assigned to MCCF have the potential to mine raw recoverable coal of the following types: Dalizi - coke and fat coal; Jinshazi
- fat and gas coal; Beiyinzi - coke coal; Dazhushan - gas; and Zhushan - meager coal. The Operating Company has completed an initial feasibility study related to the coal reserves, but has not engaged an independent expert evaluation to verify the type, quality or quantity of these reserves. The Operating Company intends to engage in such an analysis prior to the commitment of a substantial amount of capital to develop any mining operations.

While the Operating Company has the right to mine coal from these reserves, it has not yet done so. The Operating Company estimates that it will require in excess of $3,000,000 to commence mining operations. To date, the Operating Company has engaged in conducting mine site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The Operating Company has commenced these activities to enable it to begin mining operations as soon after sufficient funds are available, if at all. The costs associated with mining preparation work have been capitalized as part of MCCF's coal mine use rights.

The QCCF factory and raw material stockpiles are located on a 150,000 square meter site located in Qitaihe City, Heilongjiang Province, PRC. QCCF has been granted certain land use rights by the Qitaihe City government in connection with the real property that QCCF occupies. Pursuant to these rights QCCF has the exclusive right to use and occupy the real property for a period of 30 years commencing September 16, 1995. The QCCF factory has the capacity to produce approximately 750,000 tons of steam coal per year and was operated at approximately 63% of capacity in 1996.

The MCCF and QCCF factories of the Operating Company are located in Mishan City and Qitaihe City, respectively, in the PRC. Firefighting and disaster relief or assistance in the PRC are primitive by Western standards. The Operating Company and its factories do not currently maintain personal injury, fire, casualty or other property insurance covering their raw materials, environmental damage, work in progress, furniture, equipment or factory buildings in the PRC. Any damage or loss relating to the Operating Company or its facilities would have a material adverse effect on both the Operating Company's and the Company's business, results of operations and financial condition.

Neither the Company nor the Operating Company and its factories maintain any business interruption insurance.


ITEM 3.	LEGAL PROCEEDINGS

Legal Proceedings

Neither the Company nor CCM is a party to, nor is the property of the Company or CCM subject to any pending legal proceedings which are potentially material to the Company or CCM.


ITEM 4.	CONTROL OF REGISTRANT

The following table sets forth certain information regarding ownership of the Company's shares of Common Stock as of June 11, 1997 by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and
(ii) all officers and directors of the Company as a group.

Title of          Identity of                           Amount      Percent
Class		          Person or Group	                      	Owned	      of Class

Common Stock	   	Hualong Holding Co. Ltd.(1)       		1,250,000	      	41%
Common Stock	   	Rana Energy Investment Ltd.		         661,428			     21%
Common Stock  		 All officers and directors as a group  48,000	      		2%

(1)	Mr. Li Hong Wu holds approximately 30% of the issued and outstanding shares of Hualong Holding Co. Ltd., a company organized under the International Business Companies Act of the British Virgin Islands. In addition to his interest in Hualong Holding Co. Ltd., Mr. Li Hong Wu also owns 24,000 shares of Common Stock of the Company.

Mr. Li Hong Wu is the Chairman of the Board and President of the Company and its wholly-owned subsidiary, China Coal Mining (B.V.I.) Co. Ltd. He is also the Chairman of the Operating Company.

As of December 31, 1996 there were 2,399,850 shares of Common Stock issued and outstanding. On March 25, 1997 and April 18, 1997, two holders of Notes exercised their rights to convert an aggregate principal amount of $2,570,000 in Notes plus interest due thereon into shares of Common Stock at a conversion price of $3.50 per share. As a result, there were 3,081,278 shares of Common Stock issued and outstanding as of June 11, 1997. In the event that the remaining holders of the outstanding $3,552,500 principal amount of Notes and Warrants to purchase 1,894,150 shares would exercise their conversion rights (in the case of Notes) and their purchase rights (in the case of Warrants), and assuming the floor price of $3.50 per share, an additional 2,909,150 shares of Common Stock would be issued, resulting in a total of 6,063,444 shares of Common Stock issued and outstanding and dilution to the existing shareholders (calculated as of June 11, 1997) of approximately 51%. Assuming full conversion (in the case of Notes) or exercise (in the case of Warrants) of the remaining outstanding Notes and Warrants, the following table sets forth information regarding ownership of the Company's shares of Common Stock on a fully diluted basis by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and (ii) all officers and directors of the Company as a group.

Title of           Identity of                           Amount      Percent
 Class	        	 Person or Group                         Owned      of Class

Common Stock	   	Hualong Holding Co. Ltd.		          	1,250,000       	21%
Common Stock	   	Rana Energy Investment Ltd.		          661,428       	11%
Common Stock	   	All officers and directors as a group  	48,000        	1%

The Company is not aware of any other arrangement which may at a subsequent date result in a change of control of the Company.


ITEM 5.	NATURE OF TRADING MARKET

The Common Stock of the Company is listed on the American Stock Exchange (the "AMEX"). The AMEX is the principal trading market for the Common Stock, which is not listed on any other exchanges within or outside the United States. The Common Stock commenced trading on the AMEX on April 21, 1997 under the symbol "CHG."

The high and low sales prices for shares of the Common Stock on the AMEX for the period indicated were as follows:

                                                    					High    			Low

	1997 Second Quarter (from April 21 to June 16)	         	$6		   	$4 9/16

As of June 11, 1997, there were 3,081,278 shares of Common Stock issued and outstanding, 317,906 of which were held of record by approximately 334 holders with addresses in the United States.


ITEM 6.	EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
        SECURITY HOLDERS

PRC

The Operating Company receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Operating Company may require foreign currency to convert profits, if any, into U.S. dollars in the amounts needed for the Company to pay dividends, if any, and to discharge obligations denominated in foreign currency.

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Prior to January 1, 1994, the PRC had a dual exchange rate system, which consisted of the rate fixed from time-to-time by the PRC State Administration of Exchange Control (the
"SAEC") and the rates prevailing in the various swap centers around the country (the "Swap Rates"). In most cases, foreign enterprises satisfied their need for foreign exchange through such means as exporting products for foreign currency, selling "import substitute" products in the PRC for payment in foreign currency, or accessing a swap center. Among the more widely used Swap Rates was the rate at the swap center in Shanghai. Effective January 1, 1994, a new unitary, managed floating-rate system was introduced in the PRC to replace the previous dual-track foreign exchange system, which was abolished pursuant to the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System (the "PBOC Notice"). The conversion of Renminbi into U.S. dollars must now be based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In furtherance of these currency reforms, the China Foreign Exchange Trading Center (the "CFETC") was formally established in Shanghai and began operating in April 1994. The establishment of the CFETC was originally intended to coincide with the phasing out of the swap centers. However, the swap centers have been retained as an interim measure and it is envisaged that the local swap centers will be phased out gradually.

Currently, foreign investment enterprises ("FIEs") in the PRC (including Sino-foreign equity and co-operative joint ventures) are required to apply to the local bureau of the SAEC for "foreign exchange registration certificates for foreign investment enterprises." Upon the presentation of appropriate documentation, FIEs may enter into foreign exchange transactions at swap centers, or in the future, through the unified market when all swap centers are consolidated under the CFETC. On January 29, 1996, the State Council promulgated the Regulations of the People's Republic of China Regarding Foreign Exchange Control (the "Regulations") which came into effect on April 1, 1996. Pursuant to the Regulations, conversion of Renminbi into foreign exchange for current account items is permissible. Conversion of Renminbi into foreign exchange for capital items, such as direct investment, loans or security is still under the sole jurisdiction and requires approval of the SAEC.

As a result of the adoption of the unitary exchange rate system on January 1, 1994, the official bank exchange rate for Renminbi to U.S. dollars experienced an immediate devaluation of approximately 50% to US$1.00 =
Rmb 8.7000. Any future volatility or devaluation of the Renminbi could have a material adverse effect on the Company's business, results of operations and financial condition.

Management believes that the Operating Company will be able to obtain all required approvals for the conversion and remittance abroad of foreign currency necessary for the operations of both the Operating Company's and the Company's businesses. However, such approvals do not guarantee the availability of foreign currency and no assurance can be given that the Operating Company will be able to convert sufficient amounts of foreign currency in the PRC's foreign exchange markets in the future at acceptable rates, or at all, for the repayment of debt, payments of interest, purchases of equipment or payment of dividends, if any, and payments for services and other contracts. To the extent that the Operating Company is restricted from distributing dividends and profits to CCM, such restrictions could have a material adverse effect on the Company's business, results of operations and financial condition.

Certain Foreign Issuer Considerations

The Company is an International Business Company ("IBC") incorporated under the provisions of the International Business Companies Act (the "Act") of the British Virgin Islands (the "BVI"). The transfer of shares between persons regarded as resident outside of the BVI is not subject to any exchange controls. Likewise, issues and transfers of shares involving any person regarded as resident in the BVI are not subject to exchange control approval. There are no limitations on the rights of non-BVI owners of the Company's Common Stock to hold or vote their shares. Because the Company is an IBC, there are no restrictions on its ability to transfer funds into and out of the BVI or to pay dividends to U.S. residents who are holders of the Company's Common Stock.

In accordance with the Company's Memorandum and Articles of Association, share certificates are only issued as registered shares. In the case of a representative acting in a special capacity (for example, as an executor or trustee), share certificates should record the capacity in which the representative is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company takes no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

As an IBC, the Company may not engage in the following activities: (i) carry on business with persons resident in the BVI except as set out in Section 5(2) of the Act; (ii) own an interest in real property situate in the BVI, other than a lease of property for use as an office from which to communicate with shareholders or where books and records of the Company are prepared and maintained; (iii) carry on a banking or trust business, unless it is licensed under the Banks and Trusts Companies Act 1990; (iv) carry on business as an insurance or a reinsurance company, insurance agency or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business; (v) carry on the business of company management unless it is licensed under the Company Management Act, 1990; or (vi) carry on the business of providing the registered office or the registered agent for companies incorporated in the BVI.

There are no restrictions on the degree of foreign ownership of the Company. The Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in the BVI. In addition, the Company is not subject to capital gains tax in the BVI, and profits can be accumulated by the Company, as required, without limitation.


ITEM 7.	TAXATION

The following discussion summarizes certain tax consequences to a holder of Common Stock of the Company under present British Virgin Islands tax laws, People's Republic of China tax laws and United States federal income tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or ownership of the Common Stock and does not purport to deal with the tax consequences applicable to particular investors, some of which (including banks, securities dealers, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (i.e., non-BVI, non-PRC and non-United States federal) tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

British Virgin Islands Taxation

Under the International Business Companies Act of the British Virgin Islands (the "International Business Companies Act") as currently in effect, a holder of Common Stock of the Company who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the Common Stock of the Company. A holder of Common Stock of the Company is not liable for BVI income tax on gains realized on the sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by the Company to its shareholders due to its incorporation under the International Business Companies Act.

There are no capital gains or income taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the Common Stock of the Company is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

As an exempted company, the Company is required to pay the BVI government an annual license fee based on the Company's stated authorized capital.

PRC Taxation

The income tax rate in the PRC for Sino-foreign equity joint ventures is governed by the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules of 1991 (the "PRC Income Tax Law"). Under the PRC Income Tax Law, the standard tax rate for Sino-foreign equity joint ventures is 33%, comprised of a national income tax of 30% and a local tax of 3%. The national tax rate of 30% is reduced to 15% for joint ventures engaged in certain priority projects, including, but not limited to, energy and transportation. The 15% tax rate also applies to joint ventures established in one of five special economic zones and to joint ventures of a productive nature located in one of certain economic and technological development zones in the coastal open cities. Joint ventures which are established in designated coastal economic development zones or in the old urban areas of special economic zones or economic and technological development zones and engage in productive activities are entitled to a reduced national tax rate of 24%. The 3% local tax may also be reduced or waived by the local government of the province or locality in which a joint venture is located. The Operating Company does not currently benefit from any of the aforementioned tax rate reductions.

Sino-foreign equity joint ventures engaged in productive activities and which have a term of at least 10 years, such as the Operating Company, are exempt from income tax for their first two profitable years and are entitled to a 50% reduction of the otherwise applicable income tax rate during the subsequent three-year period.

United States Federal Income Taxation

Taxation of Shareholders

The following discussion addresses certain of the U.S. federal income tax consequences to a United States person (i.e., a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust (a "U.S. Investor") who is a holder of Common Stock. The following discussion does not address the U.S. federal income tax treatment applicable to certain types of investors (e.g., dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt organizations and holders of 10% or more of the Common Stock of the Company) or to persons other than U.S. Investors, all of whom may be subject to tax rules that differ significantly from those summarized below. The summary of U.S. federal income taxation deals only with Common Stock held as a capital asset by U.S. Investors whose "functional currency" is the United States dollar. If a U.S. Investor holds its Common Stock through a foreign branch or other foreign business unit, the following discussion may not be accurate in all respects as to such investor. In addition, future changes to U.S. federal income tax laws could have an effect on the U.S. federal income tax consequences of the purchase, ownership and disposition of Common Stock.

A U.S. Investor receiving a distribution in respect of the Common Stock will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under U.S. federal income tax law. A distribution in excess of the earnings and profits of the Company first will be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Investor's basis in the Common Stock, and to the extent in excess of such basis, as capital gain. Any amount treated as a dividend for U.S. federal income tax purposes generally will constitute foreign source "passive income" (or, in the case of certain holders, "financial services income") and will not be eligible for the dividends received deduction generally allowed to corporate shareholders. Except for corporations that own 10% or more of the Common Stock of the Company, no shareholder will be entitled to claim a foreign tax credit against U.S. federal income tax for any tax paid by the Company or any entity in which the Company invests, directly or indirectly. For reporting purposes, any dividends that are paid in any currency other than U.S. dollars must be translated into U.S. dollars at the spot rate on the date the dividends are distributed by the Company, regardless of whether the dividend received is in fact converted into U.S. dollars.

With certain exceptions, gain or loss on the sale or exchange of the Common Stock will be treated as capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Stock for more than one year at the time of the sale or exchange. In general, gains realized upon the disposition of Common Stock will be U.S.
source gain for U.S. federal income tax purposes.   Under existing
authorities, it is unclear whether a loss on the sale of Common Stock would be treated as U.S. source or foreign source income for U.S. federal income tax purposes.

Various provisions contained in the Internal Revenue Code of 1986, as amended (the "Code") impose special taxes in certain circumstances on non-U.S. corporations and their shareholders. The following is a summary of certain provisions that could have an adverse impact on the Company and its U.S. Investors.

Personal Holding Companies

Sections 541 through 547 of the Code relate to the classification of certain corporations (including foreign corporations) as personal holding companies ("PHCs") and the consequent taxation of such corporations on certain of their U.S. source income (and certain types of foreign source income which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to their shareholders. A PHC is a corporation (i) more than 50% of the value of the stock of which is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence), and (ii) which, if a foreign corporation, receives 60% or more of such U.S.-related gross income, as specifically adjusted, from certain passive sources (such as dividends, interest, royalties or rents). If the Company is classified as a PHC, a tax will be levied at the rate of 39.6% on the Company's undistributed U.S. taxable income.

Foreign Personal Holding Companies

Sections 551 and 558 of the Code relate to foreign personal holding companies ("FPHCs") and impute undistributed income of certain foreign corporations to U.S. persons who are shareholders of such corporations. A foreign corporation will be classified as a FPHC if (i) five or fewer individuals, who are U.S. citizens or residents, directly, indirectly or constructively own more than 50% of the corporation's stock (measured either by voting power or value) (the "shareholder test") and (ii) the corporation receives 60% (50% for subsequent years) or more of its gross income (regardless of source), as specially adjusted, from certain passive sources (the "income test").

If the Company is classified as a FPHC after applications of the shareholder test and the income test, a U.S. Investor may be required to include in income a constructive dividend equal to its pro rata share of the Company's "undistributed foreign personal holding company income" for that year whether or not such amounts were actually distributed by the Company. Various other adverse consequences will also result if the Company is treated as a FPHC including, for example, denial of basis step-up on the death of a holder of Common Stock.

Controlled Foreign Corporations

Sections 951 through 964 and section 1248 of the Code relate to controlled foreign corporations ("CFCs") and impute undistributed income to certain shareholders and convert into dividend income gains on dispositions of shares which would otherwise qualify for capital gains treatment. A corporation will be classified as a controlled foreign corporation if U.S. persons who own, directly or indirectly, 10% or more of the Common Stock of the Company ("10% Shareholders"), own, in the aggregate, more than 50% (measured by voting power or value) of the shares of a foreign corporation.

In the event the Company is classified as a CFC, all U.S. Investors that own 10% or more of the Common Stock of the Company will be subject to taxation under Subpart F of the Code, including possible taxation of such U.S. Investors based on certain income of the Company even in the absence of distributions of such income by the Company.

Passive Foreign Investment Companies

A foreign corporation is classified as a "passive foreign investment company" (a "PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) the average percentage of its assets by value during a taxable year which produce or are held for the production of passive income is at least 50% of the average fair market value of all of the Company's assets for such year. For the purpose of the PFIC tests, if a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to the Company and its direct and indirect ownership of its subsidiaries is that the Company, for purposes of the income and assets test described above, will be treated as owning directly its proportionate share of each of those companies' income, if any, so long as the Company owns, directly or indirectly, at least 25% by value of the particular company's stock. Active business income of the Company's subsidiaries will be treated as active business income of the Company, rather than as passive income.

If the Company were to be classified as a PFIC, a U.S. Investor would be subject to various adverse U.S. tax consequences. Such adverse consequences include an interest charge on taxes deemed deferred by them on receipt of certain "excess" dividend distributions by the Company to the U.S. Investor and on realization of gain on disposition of any of the Common Stock owned by the U.S. Investor (all of which distributions and gains would be taxable as ordinary income), or if a U.S. Investor were to so elect to, and the Company were to agree to comply with certain reporting requirements, such U.S. Investor currently would be taxable on such U.S. Investor's pro rata share of the Company's ordinary earnings and profits and long-term capital gains for each year (at ordinary income or capital gains rates, respectively), even if no dividend distributions were received.

United States Backup Withholding

A holder of Common Stock of the Company may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on such Common Stock if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. Actual backup withholding may be avoided by the holder of Common Stock of the Company if such holder (i) certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption or (ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the United States Internal Revenue Service.


ITEM 8.	SELECTED FINANCIAL DATA

Summary Financial and Operating Data

The selected information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company and the financial statements of CCM and MCCH included in this Annual Report. The Company prepares its financial statements in accordance with U.S. GAAP.

The Company was incorporated for the sole purpose of holding 100% of the capital stock of CCM and being the surviving entity of the merger with JHC. The selected consolidated pro forma financial information of CCM for 1995 set forth below is based on the assumption that CCM had been formed on and owned its 80% interest in the Operating Company on and as of January 1, 1995. The Operating Company is a Sino-foreign equity joint venture company which succeeded to the business of MCCH. MCCH owned and operated two production factories: MCCF and QCCF. The figures below reflect primarily the financial operating results of MCCF and QCCF.

The Company:
                                        Actual       Actual
             	              Actual   Pre-Joint   Post-Joint   Pro Forma     Actual
                              Year     Venture      Venture        Year       Year
                 	           Ended      Period       Period	      Ended     	Ended
			                       12/31/94        1995         1995 	  12/31/95   12/31/96
 			                       audited   unaudited 	    audited   unaudited    audited
	                              (1)         (2)          (3)     (4) (5)        (6)
                                (amounts in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Net sales		                 $4,766 	   $ 5,896    		$ 2,050		   $ 7,946		  $ 7,801
Subcontracting income	           0	          0            0           0        723
Cost of sales	             	(3,458)	  	 (4,121)	   	 (1,115)	  	 (5,272)	  	(5,584)
                            -------    --------     --------    --------   --------
Gross profit		               1,308		     1,775   		     935		     2,674		    2,940
Selling, general and
 administrative  		         (  890)		   (  796)		    (  314)		   (  736)		  (  961)
                            -------    --------     --------    --------   --------
Operating income	              418		       979		        621		     1,938 		   1,979
Interest expenses		            (45)	  	  ( 158)   		  ( 198)		    ( 526)		   ( 433)
Interest income		                0		         4	  	        0           4		       11
Other income		                  33          16           10          26         46
                            -------    --------     --------    --------   --------
Income before income taxes
 and minority interest         406  		     841          433       1,442      1,603
Income tax		                     0           0            0           0          0
                            -------    --------     --------    --------   --------
Income before minority
 interest                      406  		     841          433       1,442       1,603
Minority interest                0           0       (   87)     (  288)      ( 345)
                            -------    --------      -------    --------   ---------
Net income                   $ 406       $ 841        $ 346     $ 1,154     $ 1,258

Earnings per share (3)	         -		         -       $ 0.346     $ 1,154     $  0.66
Dividends per share             -           -            -           -           -
Weighted average number of
 shares outstanding (5)         -           -            1           1        1,905

Consolidated Balance Sheet
 Data (at period end):
Working capital              5,448       6,289       14,706        N/A        1,804
Total assets                13,258      16,058       24,814        N/A       28,499
Total long-term debts        1,564       1,564        4,364        N/A        5,369
Minority interest                0           0        2,109        N/A        2,377
Shareholders' equity         3,884       4,725        8,233        N/A       12,156

Consolidated Cash Flow
 Statement Data:
Net cash provided by
 operating activities          743          91          611        N/A         1,599
Net cash used in
 investment activities       1,738         899        7,968        N/A           674
Net cash provided by
 financing activities	       1,088         760        7,578        N/A         3,757
Additions to property,
 plant and equipment         1,730         899          123        N/A           674
Depreciation                   370         357          130        N/A           863

Statistical Data:
Gross margin                 27.4%        30.1%        45.6%      33.7%         28.4%
Operating margin		            8.8%        16.6%        30.3%      24.4%         16.1%
________________________________


(1)	See Statement of Operations of Mishan Coal Chemical Holding Company
("MCCH") for the year ended December 31, 1994.

(2)	See Statement of Operations of MCCH for the nine months ended September
30, 1995.

(3)	See Consolidated Statement of Operations of the Company for the period from August 18, 1995 to December 31, 1995.

(4)	See Unaudited Pro Forma Consolidated Statement of Operations of CCM for
the year ended December 31, 1995. Pursuant to a joint venture agreement dated September 16, 1995, CCM acquired an 80% interest in MHXC. The selected unaudited pro forma financial information has been prepared based upon the historical financial statements of MCCH as if the acquisition of CCM's interest had occurred on January 1, 1995.

(5)	The calculation of actual earnings per share of Common Stock for 1996 is based on the weighted average number of shares outstanding during the year ended December 31, 1996, whereas the calculation of pro forma earnings per share for 1995 is based on the pro forma number of common shares outstanding for CCM.

The pro forma assumptions and adjustments made for the pro forma 1995 Statement of Operations include the following:

(a)	The acquisition of CCM by the Company and the acquisition of the 80%
interest in MHXC by CCM were assumed to have occurred on January 1, 1995.

(b)	The Company did not have any revenues except for those attributed to its
80% consolidated  interest in MHXC.

(c)	MXHC will be entitled to the tax exemptions granted under the current tax regulations of Sino-foreign equity joint venture enterprises.

(d)	Provision for amortization of the land use rights acquired on the formation of the MXHC joint  venture.

(e)	Minority interest of 20% in the earnings of MHXC was recorded.

(6)	See Consolidated Statement of Operations of the Company for the year ended December 31, 1996.

Following are certain operating results, set forth separately, of the Company, MCCH and QCCH. These operating results form the basis for the Consolidated Statement of Operations Data for the Company.

The Company:
			                                					Actual    			Proforma     	Actual
					                                     Year     		   	Year  	     Year
					                                    Ended			       Ended	      Ended
                                  				12/31/94     		12/31/95 			12/31/96
                                        							(amounts in thousands)

Statement of Operations
  Data (Unconsolidated):
Net Sales	                            			$ -	        		$   -	   		$    0
Cost of sales	                             -				           -		         0
                                       -------       --------     -------
Gross Profit				                           -			            -           0
Selling, general and administrative
    expenses				                           -               -   			   (96)
                                       -------       --------     -------
Operating income			                        -			            -         (96)
Interest expenses				                      -               -         (58)
Interest income				                        -               -   			    11
Other income                               -         			   -		   	     0
                                       -------       --------     -------
Income before income taxes
   and minority interest		             	   -		         	   -        (143)
Income tax				                             - 		        	   -	   		     0
                                       -------       --------     -------
Income before minority interest			         -  			          -      		(143)
Minority interest				                      -			            -			        0
                                       -------       --------     -------
Net income				                          $  -    	     		$  -	    $  (143)


MCCF:

                                   			 		Actual 	  		Pro Forma	    	Actual
					                                      Year			       Year			     Year
					                                     Ended			      Ended    			Ended
					                                  12/31/94			   12/31/95			 12/31/96
                                             (amounts in thousands)
Statement of Operations Data:
Net Sales				                             $ 304			    $ 1,894			     $259
Subcontracting income			                      -			          -         723
Cost of sales				                          (236)			    (1,267)	    		(684)
                                          ------      --------      -------
Gross Profit				                             68	   		     627		    	  298
Selling, general and administrative
   expenses				                            (159)    		   (313)       (309)
                                         -------      --------      -------
Operating income		                          (91)	   		    314			      (11)
Interest expenses				                       (45)			      (293)			    (127)
Interest income				                           0			          1		         0
Other income				                              1			         17			        0
                                         -------      --------      -------
Income before income taxes
   and minority interest                   (135)	  		      39	     		(138)
Income tax				                                0			          0			        0
                                         -------      -------       -------
Income before minority interest			        	(135)			        39		 	    (138)
Minority Interest				                         0			         (8)  		 	   28
Net income		                             $ (135)   		  $   31      $ (110)

QCCF:

                                     					Actual	  		Pro Forma	     	Actual
					                                       Year 		     	Year      			Year
					                                      Ended 			    Ended 			    Ended
					                                   12/31/94  			12/31/95			  12/31/96
							                                         (amounts in thousands)
Statement of Operations Data:
Net Sales				                            $ 4,462		   	$ 6,052			   $ 7,542
Cost of sales				                         (3,222)  			 (4,005)			   (4,900)
                                         --------     --------     --------
Gross profit				                           1,240			     2,047        2,642
Selling, general and administrative
   expenses				                             (731)        (423)        (556)
                                         --------     --------     --------
Operating income			                          509   			  1,624        2,086
Interest expenses				                          0			      (233)			     (248)
Interest income				                            0	 		        3		          0
Other income				                              32 			        9           46
                                         --------     --------     --------
Income before taxes
   and minority interest			                  541			     1,403		 	    1,884
Income Tax				                                 0 			        0	           0
                                         --------     --------     --------
Income before minority interest		            541		    	 1,403 		     1,884
Minority interest				                          0         (280)        (373)
                                         --------     --------     --------
Net income				                              $541			    $1,123  			  $1,511


Operating Company:

                                           Product Mix and Sales Volume

                                       					1994	      		1995	      		1996
Metallurgical coke
 Sales volume (in tons)	                		12,360     		33,000     			6,758
  Average sales price per ton	           $ 24.60      $ 57.39      $ 38.32
  Average production cost per ton        $ 19.09      $ 38.39     $ 101.21


Steam coal:
 Sales volume (in tons)		                304,630      390,000      475,305
  Average sales price per ton	           $ 14.65      $ 15.52      $ 15.86
  Average production cost per ton        $ 10.58      $ 10.27      $ 10.31


Exchange Rate Information

The following table sets forth the applicable exchange rate used for the presentation of financial information in this Annual Report and in the financial statements presented herein:

           Period Ended				         Exchange Rate
           December 31, 1994			     US$1.00 = Rmb8.3177
           September 30, 1995			    US$1.00 = Rmb8.3175
           December 31, 1995			     US$1.00 = Rmb8.3179
           December 31, 1996			     US$1.00 = Rmb8.2982

ITEM 9.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS

CCM, which was incorporated on August 18, 1995, entered into the joint venture which created the Operating Company on September 16, 1995. The Company was subsequently incorporated on March 15, 1996 to be the sole shareholder of CCM. All of the Company's operations are conducted through its operating subsidiary, CCM, and in turn through CCM's interest in the Operating Company. As a result, the Company's operations and financial condition depend entirely upon the Operating Company's results of operations and financial condition.

References to the Company for the year ended 1996 are to the consolidated results of CCM and the Company. References to the Operating Company for the year ended 1995 are to the consolidated results of the Operating Company. References to the Operating Company for the year ended 1994 are to the consolidated results of MCCH.

The Operating Company has two wholly-owned coal refining operations, MCCF and QCCF. The Operating Company derives its revenues principally from two lines of business within the PRC's coal industry: (1) the production and sale of metallurgical coke to steel mills and machinery manufacturers; and (2) the production and sale of steam coal to power plants, with all of such sales to customers located in the PRC.

MCCF

MCCF engages primarily in the production and sale of metallurgical coke.
MCCF completed its steam coal preparation facility in 1993. Subsequently, in 1995, MCCF completed construction of an additional production facility to process steam coal into metallurgical coke and foundry coke. This facility has been designed for annual production capacities of approximately 200,000 tons of steam coal, approximately 85,000 tons of metallurgical coke and approximately 56,000 tons of foundry coke. Improvements to the facility, which cost approximately $3,000,000, were financed through an unsecured loan by a local PRC bank at a fixed term rate of 15.3%. These improvements enabled MCCF to produce metallurgical coke and foundry coke which it was unable to do prior to such improvements. Presently, the main product of the MCCF plant is metallurgical coke.

On June 20, 1995, the Mishan City Municipal Government granted MCCF exclusive underground rights to mine coal from certain coal reserves located in Mishan City, within Heilongjiang Province, PRC. MCCF's mining rights were granted on June 20, 1995 and continue in force for 100 years. MCCF is not presently involved in the mining of these reserves due to the lack of funds available for this purpose. MCCF has been engaged in conducting mine site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The Company believes that these activities will enable MCCF to begin its mining operations as soon as practicable after sufficient funds are available. The costs associated with mining preparation work have been capitalized as part of MCCF's coal mine use rights.

QCCF

QCCF engages in the production and sale of steam coal. The QCCF factory was constructed in 1993 and employs the "air-heavy medium fluid bed" dry process of coal preparation, which management believes is a leading production technology worldwide and is appropriate for production in cold and dry regions such as the region where QCCF's factory is located. QCCF's annual production capacity is approximately 750,000 tons of steam coal and the factory operated at 63% of capacity in 1996.

Results of Operations

1996 Compared to Pro Forma 1995

Net Sales. Net Sales is recorded as gross sales less returns and discounts. Net sales remained essentially unchanged at $7,801,000 in 1996 as compared to net sales of $7,946,000 in 1995.

MCCF's sales of metallurgical coke decreased 86% from $1,894,000 in 1995 to $259,000 in 1996. Coal sales volume decreased 80% from 33,000 tons in 1995 to 6,758 tons in 1996. The average net sales price decreased from $57.39 per ton in 1995 to $38.32 per ton in 1996. The reductions in both sales volume and sales price were due to MCCF's lack of working capital for the production of metallurgical coke in 1996. MCCF's small sales volume in 1996 was generated from sales of inventory produced in 1995 and from the sale of below standard metallurgical coke which was generated from efforts to maintain the MCCF production facility in operational condition. As a result, the unit sales price and the quality of MCCF's coke decreased when compared to 1995. In June 1996, operation of the MCCF plant was subcontracted to a third party. According to the subcontract, the party which operated the plant (i) was obligated to meet all of the operating expenses of the plant,
(ii) was entitled to receive all of the revenues from the plant's operation and (iii) paid to MCCF a subcontracting fee of $723,000. This subcontract was terminated on March 31, 1997.

QCCF's sales of steam coal increased 25% from $6,052,000 in 1995 to $7,542,000 in 1996. Coal sales volume increased 22% from 390,000 tons in 1995 to 475,305 tons in 1996. The average net sales price increased moderately from $15.52 per ton in 1995 to $15.86 per ton in 1996. The increases in both sales volume and sales price were mainly attributable to the following factors: (1) the improved technological application of the "air-heavy medium fluid bed" dry process of coal preparation which enhanced the efficiency of QCCF's production process and improved the quality of the coal produced; (2) stricter quality control of coal inspection and testing processes which resulted in fewer returns and higher pices and (3) increased demand from QCCF's major customer, Mudanjiang No. 2 Power Plant. Sales to Mudanjiang amounted to 390,890 tons in 1996, representing an increase of 78,861 tons, or 25%, as compared to 1995. Approximately 80% of the Operating Company's MCCF's sales were made to Mudanjiang in 1996 as compared to 70% in 1995.

Cost of sales. The cost of coal sales includes the cost of raw materials, direct labor and benefits, depreciation, transportation and manufacturing overhead.

MCCF's cost of sales decreased 46% from $1,267,000 in 1995 to $684,000 in 1996. The decrease was mainly attributable to: (1) MCCF's decreased sales volume; (2) additional depreciation expenses of $384,000 incurred in 1996 for the production facility and (3) fixed manufacturing overhead costs which could not be completely eliminated in 1996. These fixed costs included water and electricity, indirect labor and the cost of materials which were needed to maintain the coal production facility in operational condition.

QCCF's cost of sales increased 22% from $4,005,000 in 1995 to $4,900,000 in 1996. The increase was primarily attributable to: (1) QCCF's increase in sales volume of 85,305 tons and (2) increases in raw material prices and transportation costs per unit of production. The increase was partially offset by decreases in labor and manufacturing overhead costs per unit of production which resulted from production economies of scale.

Gross Profit. Gross profit increased 10% from $2,674,000 in 1995 to $2,940,000 in 1996 due to an increase of 29% in gross profit generated by
QCCF, offset by a decrease of 52% in gross profit for MCCF.   MCCF's gross
profit decreased from 1995 to 1996 due to its lack of working capital for the production of metallurgical coke. QCCF's gross profit increased from 1995 to 1996 primarily as a result of an increase in sales of steam coal.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 31% to $961,000 in 1996 from $736,000 in 1995. The increase of $225,000 is attributable to (1) QCCF's proportionate increase of such expenses as its sales increased; (2) $96,000 of additional travel and professional expenses incurred at the Company level in connection with the issuance of the Notes and Warrants and expenses associated with increased reporting obligations of the Company. These increases were offset only slightly by a marginal reduction in MCCF's selling, general and administrative expenses as the MCCF plant conducted minimal production and selling activities in 1996.

Interest expenses. Interest expenses decreased 18% from $526,000 in 1995 to $433,000 in 1996. The decrease of $93,000 was attributable to the following factors: (1) a local bank granted a one-time waiver of approximately $166,000 in interest expenses owed by MCCF in 1996; (2) QCCF incurred an additional $15,000 in interest expenses as its average short-term borrowing increased during 1996 and (3) the Company incurred $58,000 in additional interest expenses in 1996 as interest on the Notes. The Operating Company's average short-term borrowing rate was 17% in 1995 and 1996, whereas the long-term borrowing rate was fixed at 14% for both 1995 and 1996.

Commencing October 1, 1995, the Mishan City government agreed to share one-half of the interest owed by MCCF on certain long-term interest bearing loans. The government's share of interest expenses increased from $50,000 in 1995 to $197,000 in 1996. This agreement expires on December 31, 1997. Interest expense in the amount of $458,000 was imputed for the year ended December 31, 1996 on the interest free loan from CCM's joint venture partner at the rate of 16% per annum. Such interest was capitalized as part of MCCF's coal mine use rights.

Income taxes. Substantially all of the Company's current profits accrue in the PRC where the applicable tax rate is currently 33%. However, pursuant to the PRC Income Tax Law, the Operating Company is exempt from income tax for its first two profitable years. This two-year "tax holiday" was to begin with the first profitable year of the Operating Company, measured from its formation on September 16, 1995. For the following three years, the Operating Company will pay income tax at a rate of one-half of the then current tax rate. There is no tax payable in the British Virgin Islands on dividends paid to CCM and the Company by any of their subsidiaries or factories. Therefore, there was no provision for income tax for the year ended December 31, 1996 and for the period from September 16, 1995 to December 31, 1995. For the period from January 1, 1995 to September 15, 1995, no provision for income tax was made because QCCF was exempted from income tax under an agreement with its previous owner and MCCF was operating at a loss during its construction and product testing period.

Net Income. Net income increased 9% from $1,154,000 in 1995 to $1,258,000 in 1996. The $104,000 increase in earnings was attributable to: (1) the increase of $1,490,000 in sales of steam coal by QCCF; (2) the subcontracting fee of $723,000 earned by MCCF and (3) certain interest expenses forfeited or shared by local banks and the Mishan City government. The increase attributed to these factors was substantially offset by MCCF's decrease in sales of metallurgical coke of $1,635,000 and PRC expenses incurred by the Company in connection with the issuance of the Notes and Warrants.

1995 Compared to 1994

Net sales. Net sales increased 67% from $4,766,000 in 1994 to $7,946,000 in 1995 primarily due to: (1) a 523% increase in the net sales of metallurgical coke, which has a higher unit sales price than steam coal and (2) a 36% increase in the net sales of steam coal, along with a moderate increase in the unit sales price of steam coal. Approximately 70% of the Operating Company's sales were made to Mudanjiang in 1995 as compared to 79% in 1994. The unit sales price for metallurgical coke increased substantially from $24.60 to $57.39 as its quality improved significantly in 1995.

Cost of Sales. The MCCF and QCCF factories both experienced slight increases in raw material and labor costs from 1994 to 1995. In addition, both factories included as part of their production costs amortization expenses on the land use rights acquired upon the formation of the Operating Company in 1995. Such amortization expenses did not exist in 1994.

MCCF's cost of sales, on a per ton basis, increased 101.1% from 1994 to 1995 as a result of improved product quality.

QCCF's cost of sales, on a per ton basis, decreased by 2.9% from 1994 to 1995 as a result of increased production economies of scale, as offset by slight increases in raw material and labor costs.

Gross Profit. Gross profit increased 104% from $1,308,000 in 1994 to $2,674,000 in 1995 due to an increase in sales of metallurgical coke, which has a higher profit margin than steam coal and a decrease in QCCF's unit production cost due to increased production economies of scale.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 17% from $890,000 in 1994 to $736,000 in 1995. The decrease was attributable to: (1) the termination of QCCF's management agreement in October 1995, which reduced the 1995 selling, general and administrative expenses by $45,000 and (2) tighter management control over general and administrative expenses, which decreases were partially offset by a $125,000 increase in MCCF's selling expenses in connection with the introduction of new products.

Interest expenses. Interest expenses increased 1069% from $45,000 in 1994 to $526,000 in 1995. The increase was primarily attributable to the following factors: (1) the Operating Company capitalized most of its interest expenses in 1994 with respect to the long-term debt incurred to finance the construction of MCCF's facility; (2) the Operating Company increased short-term debt by $500,000 and (3) interest expenses were no longer capitalized, but rather were a direct charge against net income. When QCCF's management agreement was terminated in October 1995, QCCF incurred $62,800 in additional interest expenses for the fourth quarter which increased overall 1995 interest expenses. The Operating Company's average short-term borrowing rate increased from 16% in 1994 to 17% in 1995, whereas the long-term borrowing rate was fixed at 14% for both 1994 and 1995. Interest expense in the amount of $110,000 was imputed for the year ended December 31, 1995 on the interest free loan from CCM's joint venture partner at the rate of 16% per annum. Such interest was capitalized as part of MCCF's coal mine use rights.

Income Taxes. For the years 1994 and 1995, no provision for income tax was made because, in 1994, QCCF was exempted from income tax under an agreement with its previous owner and MCCF operated at a loss during its construction and product testing period. These conditions remained constant until October 1995, when QCCF's agreement was terminated. For the period from August 18, 1995 through December 31, 1995, the Operating Company was exempted from income tax pursuant to the PRC Income Tax Law.

Net income. Net income increased 184% from $406,000 in 1994 to $1,154,000 in 1995. The increase was mainly attributable to: (1) an increase in sales of metallurgical coke, a higher profit margin product than steam coal; (2) a decrease in production costs as a percentage of sales resulting from production economics of scale and (3) tighter control by management over selling, general and administrative expenses.

Liquidity and Capital Resources

As a holding company, the Company's only sources of cash flow are dividends, if any, paid by the Operating Company and retained net proceeds from its Regulation S offerings of securities. The Company believes that such sources of cash flow are sufficient to fund its operating expenses. See "Financing Activities."

MCCF continued to incur a working capital deficit in 1996. Due to the lack of working capital, in June 1996, operation of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal to maintain the production facility and its workers. According to the subcontract, the party which operated the plant was (i) obligated to meet all of the operating expenses of the plant, (ii) was entitled to receive all of the revenues from the plant's operation and (iii) paid to MCCF a subcontracting fee of $723,000. Following the receipt of additional working capital in early 1997, this subcontract was terminated on March 31, 1997. As of December 31, 1996, MCCF had $1.5 million in short-term loans and
$1.8 million in long-term loans.   MCCF has not incurred any additional bank
loans since 1995.

In addition, in 1996, MCCF made repayments ahead of the original payment schedule on the loan regarding the coal mine use rights. As a result, the repayment schedule for the balance of the loan was amended and, pursuant to an agreement dated May 11, 1997, the scheduled repayments on the loan were postponed for an additional two years.

QCCF has generally satisfied its working capital requirements, capital expenditures and scheduled debt repayments from its operating cash flows.
Due to improved credit controls and trade receivable collection procedures, QCCF improved its average receivable turnover from 57 days in 1995 to 37 days in 1996. As of December 31, 1996, QCCF had $1.6 million in short-term loans and no long-term debt. Management believes that cash generated from operations will continue to be sufficient to meet QCCF's working capital requirements, planned or anticipated capital expenditures, scheduled debt repayments and other financial commitments.

The Operating Company believes that it will have sufficient working capital for its current operations as a result of the "Financing Activities" discussed below.

Capital Expenditures

Capital expenditures of the Operating Company amounted to $674,000 in 1996, which mainly represented continued expenditures to modernize its older coal production facility, improve productivity, purchase equipment, and replace the transportation equipment and build up the transportation system of QCCF. In 1997, the Operating Company expects that its capital expenditure requirements will be approximately $5,000,000, all of which will be used for the current plan to (i) modernize MCCF's foundry coke production facility and to purchase additional, as well as upgrade existing, equipment and (ii) construct a new QCCF coal preparation facility and warehouse, as well as upgrade and automate existing systems. The Operating Company expects to fund the cost of its capital expenditures primarily from operating cash flows and
additional financing activities by the Company.   Estimated capital
expenditures are subject to continuing review and adjustment.

Financing Activities

In November 1996, the Company raised net proceeds of approximately $4,500,000 through an offering of convertible notes and warrants in an exempt transaction pursuant to Regulation S under the 1933 Act. Subsequently, in January 1997, the Company raised net proceeds of approximately $900,000 in a follow-on offering of convertible notes and warrants (on the same terms as the November 1996 offering) in another exempt transaction pursuant to Regulation S under the 1933 Act. The convertible notes and the warrants are referred to hereinafter as the "Notes" and the "Warrants." The aggregate principal amount of Notes issued in the November 1996 and January 1997 offerings was $6,122,500. Based on a conversion price of $3.50 per share of Common Stock, the Notes were convertible at the time of issuance into an aggregate of
1,749,293 shares of Common Stock.   In connection with the purchase of a Note,
each purchaser was issued Warrants exercisable for the same number of shares of Common Stock into which such purchaser's Note was convertible. Including Warrants issued in payment of offering-related fees, the Company issued Warrants exercisable for an aggregate of 1,894,150 shares of Common Stock based on an exercise price of $3.50 per share of Common Stock at the time of issuance. As of June 11, 1997, Notes in the aggregate principal amount of $3,552,500 remained outstanding and Warrants to purchase an aggregate of 1,894,150 shares of Common Stock remained outstanding (based on the initial conversion price of $3.50 per share).

The Notes carry interest at 8% per annum and the outstanding principal amount of the Notes and any accrued and unpaid interest thereon are payable on the maturity date of November 14, 2001. The Warrants became exercisable to purchase shares of Common Stock on May 14, 1997 and expire on November 14, 1999. The exercise price per share for the Warrants is the same as the conversion price in effect at such time for the Notes. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

The proceeds from the offerings are being used primarily as working capital by the Operating Company's two factories to utilize idle capacity, to fill backlog orders of steam coal and coke coal and to expand the existing operations of the Operating Company. To the extent that any of such proceeds are not required for such working capital purposes, the Operating Company intends to apply such funds toward preparation of the mining operations related to the MCCF coal reserves.

Inflationary Impact

General inflation of costs had no material impact on the Company's revenues and expenses during the year 1996 and no adverse effects from inflation are anticipated in 1997. The Company has generally been able to adjust the price of its products offered to its customers to minimize any risks associated with inflationary pressures. However, due to the capital-intensive nature of the Company's activities, inflation may have a significant impact on the future development or improvement of the coal operations in the PRC.

Exchange Rate Risk

The exchange rate between the Renminbi and the U.S. dollar as quoted by the People's Bank of China was US$1.00 = Rmb 8.2982 on December 31, 1996.

During the last few years, the value of the Renminbi generally has experienced a gradual devaluation against most major currencies, declining from 5.5309 Renminbi per U.S. dollar on December 31, 1992 to 8.2982 Renminbi per U.S. dollar on December 31, 1996. As a result of the adoption of the unitary exchange rate system on January 1, 1994, the official bank exchange rate for Renminbi to U.S. dollars experienced an immediate devaluation of approximately 50% to US$1.00 = Rmb 8.7000 on January 1, 1994. Since the unification of the two-tier exchange rate system effective January 1, 1994, the Renminbi has strengthened somewhat against the U.S. dollar. Since there can be no assurance that the Renminbi exchange rate will not again become volatile or that the Renminbi will not devalue significantly against the U.S. dollar, the Company believes that exchange rate fluctuations may adversely affect the Company's financial performance because of its foreign currency denominated liabilities and may have a material adverse effect on the value, translated or converted into U.S. dollars, of the Company's assets, earnings and dividends, if any. The Company does not currently engage in hedging transactions and does not intend to do so in the future.


ITEM 10.	DIRECTORS AND OFFICERS OF REGISTRANT


Directors and Executive Officers of the Company

Set forth below is certain information regarding the directors and executive officers of the Company.
							                                              		Date First Elected
Name	             	Position				   	                      or Appointed

Li Hong Wu(1)  			Chairman of the Board and President	   March 1996
Ren Guanxun			    Secretary and Director			              September 1995
Luan Jixiang			   Director		                          			April 1997
Wu Chunlai(1)			  Director				                          	April 1997
Wang Pei Chung(1) Director                          					April 1997

(1)  Member of Audit Committee.

Directors and Executive Officers of CCM

Set forth below is certain information regarding the directors and executive officers of CCM, a wholly-owned subsidiary of the Company.

								                                                	Date First Elected
Name		          	Position				                           	or appointed

Li Hong Wu    			Chairman of the Board and President	    March 1996
Ren Guanxum			   Secretary and Director			               September 1995

Directors and Executive Officers of the Operating Company

Set forth below is certain information regarding the directors and executive officers of the Operating Company, which owns and operates the MCCF and QCCF factories. An 80% interest in the Operating Company is owned by CCM.

                                                									Date First Elected
Name			          Position                         					  or Appointed

Li Hong Wu			    Chairman of the Board			                March 1996
Ren Guanxum			   President and General Manager		         September 1995
Luan Jixiang	  		Vice President	                      			September 1995
Xu Changhai			   Director					                           September 1995
Yuan Si Xian			  Director					                           September 1995
Wu Chunlai			    Director					                           September 1995

Executive Officers and Key Employees of MCCF

Set forth below is certain information regarding the executive officers and key employees of MCCF.

                                                									Date First Elected
Name			 	        Position	 				                          or Appointed

Ren Guanxun			   General Manager				                     September 1995
Xu Changhai			   Chief Engineer				                      September 1995

Executive Officers and Key Employees of QCCF

Set forth below is certain information regarding the executive officers and key employees of QCCF:


									                                               Date First Elected
Name			         	Position		                          			or Appointed

Luan Jixiang		   General Manager					                   September 1995
Yuan Si Xian		   Chief Engineer					                    September 1995


There is no known family relationship between any director, executive officer or key employee listed above and any other director, executive officer or key employee listed above.


ITEM 11.	COMPENSATION OF DIRECTORS AND OFFICERS

For the year ended December 31, 1996, the aggregate amount of compensation and bonuses paid by the Operating Company to all directors and executive officers of the Company listed in Item 10 above, for service in all capacities, was approximately $10,343. The grant of bonuses is determined in the sole discretion of the Board of Directors of the Company. For the year ended December 31, 1996, the Company did not incur any direct compensation expenses.

ITEM 12.	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

In November 1996, the Company raised net proceeds of approximately $4,500,000 through an offering of Notes and Warrants in an exempt transaction pursuant to Regulation S under the 1933 Act. Subsequently, in January 1997, the Company raised net proceeds of approximately $900,000 in a follow-on offering of Notes and Warrants (on the same terms as the November 1996 offering) in another exempt transaction pursuant to Regulation S under the 1933 Act. The aggregate principal amount of Notes issued in the November 1996 and January 1997 offerings was $6,122,500. Based on a conversion price of $3.50 per share of Common Stock, the Notes were convertible at the time of issuance into an aggregate of 1,749,293 shares of Common Stock. In connection with the purchase of a Note, each purchaser was issued Warrants exercisable for the same number of shares of Common Stock into which such purchaser's Note was convertible. Including Warrants issued in payment of offering-related fees, the Company issued Warrants exercisable for an aggregate of 1,894,150 shares of Common Stock based on an exercise price of $3.50 per share of Common Stock at the time of issuance. As of June 11, 1997, Notes in the aggregate principal amount of $3,552,500 remained outstanding and Warrants to purchase an aggregate of 1,894,150 shares of Common Stock remained outstanding.

The Notes carry interest at 8% per annum and the outstanding principal amount of the Notes and any accrued and unpaid interest thereon are payable on the maturity date of November 14, 2001. The Warrants became exercisable to purchase shares of Common Stock on May 14, 1997 and expire on November 14, 1999. The exercise price per share for the Warrants is the same as the conversion price in effect at such time for the Notes. The complete terms of the Notes and the Warrants, along with the applicable conversion and exercise prices thereof, are set forth in the Notes, Warrants and the subscription agreements of the purchasers thereof.

The holders of the Notes have the right, prior to the payment in full of all principal and interest on the Notes, to convert any outstanding and unpaid principal portion of the Note and accrued and unpaid interest thereon into fully-paid and nonassessable shares of Common Stock at the conversion price specified in the Notes. In the event that a holder does not convert the entire principal amount of its Note and all accrued and unpaid interest thereon before the maturity date for such Note, then on the maturity date, the Company has the option of compelling the conversion of such Note or paying to such holder the remaining unpaid principal and accrued interest amount on such holder's Note.

The conversion price for the Notes, which is subject to a floor price of
$3.50 and a ceiling price of $8.50, is computed by calculating 60% of the average closing bid and ask price for a share of the Common Stock on any securities exchange or other securities market on which the Common Stock is then being traded for the 10 trading days immediately preceding the conversion date; provided, that in the event of a public offering or private placement of securities of the Company resulting in gross proceeds of at least $10 million, consummated within 18 months of the issuance date of the Notes (a "Qualifying Offering"), the floor price shall be adjusted to equal
60% of the offering price per share in such Qualifying Offering. Pursuant to the terms of the Notes, at any time prior to the date on which the Common
Stock has begun trading on a U.S. securities exchange or market (including the American Stock Exchange), the conversion price would equal $3.50 per
share.  	The principal amount outstanding on the Notes, and all interest accrued and payable thereon, may be prepaid by the Company, in whole but not in part, on or after November 15, 1997; provided, that the average closing bid price of the Common Stock has remained at or above $17.00 per share for 30 consecutive business days; and provided, that written notice of prepayment is delivered to the holder of a Note not more than 60 days nor less than 30 days prior to the applicable prepayment date. A holder has the right to exercise any conversion rights it may have with respect to its Note until such time as any prepayment by the Company is made.

The principal amount outstanding on any Note, and all interest accrued and payable thereon, may be prepaid at the request of the holder thereof, in whole or in part; provided, that such holder has received a notice from the Company that a Qualifying Offering has been consummated.

No officers or directors of the Company hold any of the Notes or Warrants.


ITEM 13.	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

		None.


 PART II

ITEM 14.	DESCRIPTION OF SECURITIES TO BE REGISTERED

		Not required.


	PART III


ITEM 15.	DEFAULTS UPON SENIOR SECURITIES

		None.


ITEM 16.	CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES

		None.


	PART IV


ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.


ITEM 18.	FINANCIAL STATEMENTS

	Index to Financial Statements

China Energy Resources Corporation (the "Company")

Independent Auditors' Report					                                 			   F-1

Consolidated Statements of Operations for the year ended December
   31, 1996 and for the period from August 18, 1995 (commencement
   of operations) to December 31, 1995		                            	   F-2

Consolidated Balance Sheets at December 31, 1996 and 1995	       				   F-3

Consolidated Statements of Stockholders' Equity for the year ended
   December 31, 1996 and for the period from August 18, 1995
   (commencement of operations) to December 31, 1995		                  F-4

Consolidated Statement of Cash Flows for the year ended December
   31, 1996 and for the period  from August 18, 1995 (commencement
   of operations) to December 31, 1995 			                              F-5

Notes to Consolidated Financial Statements	                    						   F-6


Mishan Coal Chemical Holding Company ("MCCH")

Independent Auditors' Report	                                  							 F-15

Statements of Operations for the year ended December 31, 1994 and
   for the nine months ended September 30, 1995			             						  F-16

Statements of Cash Flows for the year ended December 31, 1994 and
   for the nine months ended September 30, 1995	             								  F-17

Notes to Financial Statements	                                							  F-19


China Coal Mining (B.V.I.) Co. Ltd. ("CCM")

Introduction to Unaudited Pro Forma Consolidated Financial
   Information	 	                                                      F-20

Unaudited Pro Forma Consolidated Statement of Operations for the
   year ended December 31, 1995		                             							  F-21

Notes to Unaudited Pro Forma Consolidated Financial Information	  			  F-22

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS


(a)	Financial Statements.

See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)	Exhibits.

    Exhibit Number    		Description of Document

    2.1              			Long-Term Supply Agreement, dated December 31, 1996,
                        by and among, QCCF Qitaihe City Coal Mine and
                        Mudanjiang No. 2 Power Plant.





INDEPENDENT AUDITORS' REPORT



To the shareholders and board of directors of

CHINA ENERGY RESOURCES CORPORATION


We have audited the accompanying consolidated balance sheets of China Energy Resources Corporation (a British Virgin Islands Company) and its subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of operations and cash flows for the year ended December 31, 1996 and for the period from August 18, 1995 (commencement of operations) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of China Energy Resources Corporation and its subsidiary as of December 31, 1996 and 1995 and the results of operations and cash flows for the year ended December 31, 1996 and for the period from August 18, 1995 (commencement of operations) to December 31, 1995 in conformity with accounting principles generally accepted in the United States of America.




Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
February 26, 1997, except for note 9
as to which the date is May 11, 1997



               				CHINA ENERGY RESOURCES CORPORATION
			               CONSOLIDATED STATEMENTS OF OPERATIONS
			           (Amounts in thousands except per share amounts)


                                                     										Period from
								                                        Year ended   	August 18,1995
								                                         December	     to December
								                                         31, 1996		      31, 1995

Net sales						                                	$   7,801	     	$   2,050
Subcontracting income (note 1)	                       723   		         -
Cost of sales							                               (5,584)	        (1,115)
								                                          _______	        _______
Gross profit							                                 2,940             935
Selling, general and administrative expenses				     (961)	          (314)
								                                          _______		       _______
Operating income						                              1,979	  	         621
Interest expense							                              (422)	          (198)
Other income							                                    46              10
							                                          	_______		       _______
Income before minority interests					               1,603	  	         433
Minority interest							                             (345)	           (87)
								                                          _______		       _______
Net income							                               $   1,258       $     346
								                                          _______	    	   _______
Earnings per share - Primary				               	$    0.66	      $    0.40
							                                          	_______		       _______
		                 - Fully-diluted				         	$    0.60	     	$       -
							                                          	_______		       _______
Weighted average number of shares outstanding
                   - Primary		                      1,905   		        847
							                                          	_______		       _______
					              - Fully-diluted                  2,089              -
								                                          _______	    	   _______


See accompanying notes to consolidated financial statements.




                 CHINA ENERGY RESOURCES CORPORATION
                    CONSOLIDATED BALANCE SHEETS
				        (Amounts in thousands except per share amounts)



                                                 							December 31,
									                                            1996         		1995
ASSETS

Current assets:
Cash and cash equivalents					                 		$   4,948	    $     221
Accounts receivable, net of allowance for
  doubtful accounts of $211 (1995: $196)		  					    1,244	        2,715
Inventories (note 5)		 					                         3,072		       2,967
Prepayments, prepaid expenses, and other assets				  1,137       		1,044
									                                           ______        _______
  Total current assets							                       10,401  	      6,947
Property, plant and equipment, net (note 6)					    17,926        17,642
Value added taxes receivable (note 7)					             167           220
Other assets								                                     5             5
									                                          _______	      _______
  Total assets								                            $ 28,499      $ 24,814
                               	           								_______       _______
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Short-term borrowings (note 8)				             		$   3,108      $   2,968
Current portion of long-term debt (note 9)					        844            301
Accounts payable 							                               718          1,633
Customer deposits							                               168            250
Other payables								                               1,829          1,542
Plant construction payables						                      434            788
Amount due to PRC joint venture partner					           278            803
Accrued payroll and employee benefits					             309            302
Accrued interest							                                901          1,481
Other accrued liabilities							                         8             40
									                                           _______       _______
  Total current liabilities							                   8,597	        10,108
Long-term debt (note 9)
  Related parties						                       		     2,058          2,861
  Other									                                       964          1,503
Convertible notes (note 10)						                    2,347              -
Minority interests				                      				     2,377          2,109

Commitments and contingencies (note 12)

Stockholders' equity:
Preferred share, $0.01 par value, 2,000,000 shares
  authorized, No share issued and outstanding				        -            	-
Common stock, $0.01 par value, 5,000,000 shares
  authorized, 2,399,850 (1995: 2,290,000) shares
  issued and outstanding			                             24             23
Additional paid-in capital						                  	 10,530          7,864
Retained earnings 							                            1,602   	        346
									                                          _______        _______
  Total stockholders' equity						                  12,156          8,233
									                                          _______        _______
  Total liabilities and stockholders' equity					 $ 28,499       $ 24,814
                                         									 _______        _______

See accompanying notes to consolidated financial statements.



                  CHINA ENERGY RESOURCES CORPORATION
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
						                 (Amounts in thousands)



	                                                              								Total
							                                        Additional            	stock-
				                            Common stock	 	paid-in	    Retained 	 holders'
				                            Shares	Amount 		capital	   earnings 	 equity

Issue of shares on establishment
 of China Coal (note 1)        		2,290	$  23  	$ 7,864 		   $     - 	$  7,887
Net income			                       -      -         -          346       346
			                            _______	 _____  	_______	     _______  _______
Balance at December 31, 1995	    2,290	   23     7,864          346     8,233

Merger with Jackson (note 1)       110     1	       47           (2)       46
Amount created on issuance of
   convertible notes		               -     -     2,619            -     2,619
Net income			                        -     -         -        1,258     1,258
			                            _______	 ______  _______	     ______  	_______
Balance at December 31, 1996	    2,400	 $  24 		$10,530     $ 1,602  $ 12,156
			                            _______	 _______ _______	     _______ 	_______


See accompanying notes to consolidated financial statements




                CHINA ENERGY RESOURCES CORPORATION
			            CONSOLIDATED STATEMENTS OF CASH FLOWS
					                 (Amounts in thousands)


                                                       							  	8.18.1995
									                                                           to
								                                              1996  	  	12.31.1995
Cash flow from operating activities:
Net income							                                  $  1,258    		$     346
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Minority interest						                               345             87
  Depreciation 							                                  863            130
  Bad debt provisions						                              15              1
  Value added tax on opening debit balance utilized			   53             10
  Changes in assets and liabilities:
    Accounts receivable						                         1,456           (200)
    Inventories							                                 (105)          (178)
    Prepayments and other assets					                   (93)          (173)
    Accounts payable						                             (915)          (577)
    Customer deposits						                             (82)             7
    Other payables							                               288            667
    Plant construction payables					                   (354)  	        (13)
    Amount due to PRC joint venture partner				        (525)           221
    Accrued payroll and employee benefits				             7             34
    Accrued interest						                             (580)           245
    Other accrued liabilities			 		                     (32)             4
								                                             _______	      _______
Net cash provided by operating activities				         1,599            611
								                                             _______      	_______
Cash flow from investing activities:
  Cash and cash equivalents acquired on merger
    with Jackson		                                       45              -
  Purchase of property, plant and equipment				        (674)          (123)
  Purchase of a subsidiary (net of cash acquired)			      -         (7,848)
  Realization of other assets					                        -             	3
								                                             _______        _______
Net cash used in investing activities		       		       (629)        (7,968)
								                                             _______        _______
Cash flow from financing activities:
  Repayment of long-term debt from related parties   (1,266)             -
  Repayment to minority interests					                  (83)	            -
  Repayment of short-term borrowings - net				          140   	       (309)
  Issuance of convertible notes					                  2,347 	            -
  Issuance of common stock			              	   	      2,619	         7,887
								                                            _______      	 _______
Net cash provided by financing activities				         3,757	         7,578
								                                            _______        _______
Increase in cash and cash equivalents				             4,727            221
Cash and cash equivalents at beginning of period			     221              -
								                                            _______	       _______
Cash and cash equivalents at end of period			    	$   4,948	      $    221
								                                            _______	       _______

Supplementary disclosures of cash flow information

Cash paid during the period for:

Interest							                                  	$   1,202	     	$     64

See accompanying notes to consolidated financial statements




               CHINA ENERGY RESOURCES CORPORATION
		   	     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	        (Amounts in thousands except per share amounts)


1. ORGANIZATION AND BASIS OF PRESENTATION

China Energy Resources Corporation (the "Company"), a private company incorporated in the British Virgin Islands, was incorporated on March 15, 1996 for the purpose of holding a 100% interest in China Coal Mining (B.V.I.) Co. Ltd. ("China Coal") and to enter into an agreement with Jackson Holding Corp. ("Jackson"), a New York Corporation.

On March 15, 1996 the shareholders in China Coal exchanged their shares in China Coal for shares in the Company. The exchange of shares has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The accompanying financial statements include the combined results and operations and financial position of the Company, China Coal and its 80% held subsidiary for all periods presented.

On March 22, 1996, pursuant to an agreement and plan of merger between the Company and Jackson, Jackson was merged into the Company and the Company issued 109,850 shares of its common stock to the shareholders of Jackson for the entire issued share capital of Jackson. Jackson had been established in 1994 for the sole purpose of acquiring or merging with an unspecified business, and at the time of merger Jackson had no operating assets and had not engaged in any business activities. The transaction has been accounted for as a reverse acquisition and the financial statements presented represent the financial statements of the Company and its subsidiary from August 18, 1995, the date the subsidiary commenced operations.

China Coal, a private company incorporated in the British Virgin Islands, was incorporated on August 18, 1995. Pursuant to a joint venture agreement dated September 16, 1995 between China Coal and Mishan Coal Chemical Holding Company ("the Factory"), China Coal acquired for cash of Renminbi 65,600 (approximately $7,886) an 80% interest in a new joint venture company, Mishan Hua Xing Coke Limited ("MHXC"), incorporated in the People's Republic of China ("PRC"), which has succeeded to the business of the Factory. In conjunction with the agreement the former owner contributed land use rights with a fair value of Renminbi 14,806 (approximately $1,780) and coal mine use right with a contractual value of Renminbi 95,760 (approximately $11,312) to MHXC. The former owner provided an interest free loan of Renminbi 65,760 (approximately $7,906) to MHXC to finance the acquisition of the coal mine use right by MHXC. The coal mine use right and interest free loan are recorded at estimated fair value determined based on the estimated net present value of the interest free loan. The joint venture period is 30 years from the date of formation and may be extended by the unanimous resolution of the board of directors, subject to the approval of the relevant government authorities. The remaining 20% interest in MHXC is owned by the former owner of the Factory. The acquisition has been accounted for as a purchase and the results of the MHXC have been included in the consolidated financial statements since October 1, 1995. The purchase price approximated the estimated fair values of MHXC at the date of acquisition.

MHXC operates two production facilities in Heilongjiang Province, PRC; the Mishan City Coke Factory ("MCCF") and the Qitaihe City Coal Factory. During 1996 the operation of the MCCF plant was subcontracted to a company under the control of the central government under an agreement where the Company received a subcontracting fee of Renminbi 6,000 (approximately $723) and the other party was entitled to all the revenues from the operations of the plant and was obligated to meet all the operating expenses of the plant.





                CHINA ENERGY RESOURCES CORPORATION
			NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
					                 (Amounts in thousands)


2. BASIS OF PREPARATION

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory accounts of MHXC, the Company's principal operating subsidiary, which were prepared in accordance with the accounting principles and the relevant financial regulations applicable to Sino-foreign equity joint venture enterprises as established by the Ministry of Finance of China.

The principal adjustments made to conform the statutory accounts of MHXC to U.S. GAAP included the following:

	 	Adjustment to record the coal mine use right and interest free loan at estimated fair value.

	 	Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

	 	Adjustment to recognize interest expense on the accruals basis.

	 	Adjustment to recognize sales and cost of sales upon shipment to customers.

	 	Adjustment to write back excess provisions made by MHXC.

	 	Adjustment to include the attributable share of transportation cost in closing inventories.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its subsidiaries. All material intra-group transactions have been eliminated.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, demand deposits and highly liquid instruments with a maturity of three months or less at the time of purchase.

Inventories - Inventories are stated at the lower of cost, determined by the average cost method, or market. Finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

Property, plant and equipment - Property, plant and equipment is stated at cost. Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives in equal instalments as follows:

		Land use rights		       		30-50 years
		Buildings				             8-45 years
		Plant and machinery			    5-20 years
		Transportation vehicles			5-10 years
		Railway					              50 years

Coal mine use right - Coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended mining operations.
Interest is capitalized on the coal mine use right during the period in which activities are in progress necessary to get the mine ready for its intended mining operations. As of December 31, 1996 and 1995 interest capitalized amounted to $568 and $110 respectively. Amortization is provided to write off the value of coal mine use right over the units extracted compared with estimated total units to be extracted. The coal mine use right and the Company's other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Construction-in-progress represents plant and buildings under construction and includes cost of construction, purchase of plant and machinery and interest arising from borrowings used to finance these assets during the period of construction or installation. No interest was capitalized during the period. Construction-in-progress is not depreciated until amounts are reclassified to property when available for use.

Net sales - Net sales represent the invoiced value of products, net of sales taxes. Sales are recognized when products are shipped to customers.

Foreign currency translation - The consolidated financial statements of the Company are presented in United States dollars. The Company's principal operating subsidiary, MHXC, conducts substantially all its business in Renminbi.

Foreign currency transactions of MHXC are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China
(the "PBOC"), prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable PBOC rate prevailing at the relevant balance sheet date. Substantially all the transactions of MHXC are denominated in Renminbi and MHXC did not have any material monetary assets or liabilities denominated in foreign currencies. On consolidation, the assets and liabilities of MHXC are translated into United States dollars at the year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are included as a separate components of stockholders' equity.

Provisions for doubtful accounts - Provisions for doubtful accounts are established based on management's assessment of the recoverability of accounts receivable. The expense amounted to $15 in 1996 and $1 in 1995.

Repairs and maintenance - Repair and maintenance costs are charged against income in the period in which they are incurred. The expense is allocated to cost of sales and selling, general and administrative expenses. The aggregate expenses were to $42 in 1996 and $30 in 1995.

Income taxes - Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non current based upon the classification of the related asset or liability in the financial statements. During the period there were no significant temporary differences.

Earnings per share - Earnings per share is based on the weighted average number of common stock outstanding during each period, plus, when the effect is dilutive, the common stock equivalents consisting of certain shares subject to issue in connection with the conversion of the outstanding convertible notes and warrants.




                     CHINA ENERGY RESOURCES CORPORATION
			       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
				          (Amounts in thousands except per share amounts)


4. INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiary operate. The Company is not taxed in the British Virgin Islands where it is incorporated. The components of income before income taxes are as follows:

                                                      										8.18.1995
					                                                         					to
								                                              1996   		12.31.1995

British Virgin Islands				                        	$     -  	   	$     -
China								                                        1,620            433
								                                            _______	      _______
							                                            $ 1,620		     $    433
								                                            _______      	_______

A reconciliation of the statutory income tax rate and the effective tax rate is as follows:

                                                          %          		%

Statutory tax rate in PRC					    		                     33		         33
Tax holidays and concessions attributable to
  activities in PRC		                                   (33)         (33)
	                              					                  _______	     _______
Effective tax rate								                               -  	         	-
								                                              _______	     _______

The Company's subsidiary, MHXC, which is incorporated in China is subject to Chinese income taxes at the applicable tax rate (currently 33%) on taxable income based on income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiary is fully exempt from Chinese income tax on its manufacturing operations for two years starting from the first profit making year, followed by a 50% exemption for the next three years. The exemptions applicable to these subsidiaries will expire in 1999.

5. INVENTORIES
                                          									       December 31,
									                                              1996		        1995

Raw materials					                             			$   3,029	    $   2,607
Finished goods								                                   34           168
Consumables			                            					           9           192
									                                           _______	      _______
Total									                                    $   3,072   		$   2,967
                                             						 _______	      _______

The amount of work-in-progress is insignificant due to the short production cycle of the manufacturing process.




                   CHINA ENERGY RESOURCES CORPORATION
			    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
				      (Amounts in thousands except per share amounts)


6. PROPERTY, PLANT AND EQUIPMENT
                                        									        December 31,
									                                               1996		      1995

Coal mine use right							                         $   6,725 	 $   6,267
Land use rights								                                1,780       1,780
Buildings								                                      6,378       6,229
Plant and machinery							                             1,966       1,765
Transportation vehicles							                           989        	677
Railway		                                              1,247	      1,233
	                                                    _______    	_______
     Total		                                          19,085	     17,951
Less: Accumulated depreciation		                      (1,766)	      (903)
Construction in progress		                               607	        594
	                                                    _______	    _______
     Total		                                        $ 17,926	   $ 17,642
                                                    	_______	    _______

The coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended use. The contractual price of the coal mine use right was $11,312.


7. VALUE ADDED TAXES RECEIVABLE

Value added tax ("VAT") is applicable to MHXC at a rate of 17% on the gross sales amounts and credit given at the same rate for VAT paid on purchases. The net VAT payable is accounted for to the tax authorities.

In accordance with notices issued by the government authorities, the Factory can deem VAT, at the rate of 14%, to have been paid on the opening inventory amount at January 1, 1995 (the date VAT was introduced) and applied against future VAT payable based on criteria to be agreed with the local authorities. This amount has been established as a receivable. The Company believes that the amount will be recoverable against future VAT payable subject to approval as to timing by the tax authorities. Amounts of $53 and $10 were utilized in 1996 and 1995, respectively.

8. SHORT-TERM BORROWINGS

Short-term borrowings represent unsecured short-term loans provided by banks and other lenders to the Company's PRC subsidiary.

                                                          December 31,
                                                       		 1996	      1995

Short-term borrowings at the end of period		            $3,108	    $2,968
Weighted average interest rate on borrowings at
  end of period                                          		17%	       17%

Interest rates are determined periodically by the banks and other lenders in consultation with the Company's subsidiary and are normally subject to annual review. There are no formal short-term credit facilities with the banks and short-term borrowings are negotiated on a loan-by-loan basis.


                       CHINA ENERGY RESOURCES CORPORATION
          	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
	             (Amounts in thousands except per share amounts)

9. LONG-TERM DEBT
                                                        		December 31,
		                                                        1996	     1995
Long-term debt, which is unsecured, consists of:

Bank loans at fixed interest rates
  (14.04% at December 31, 1996)
Due in 1996		                                            $   -   	$   301
Due in 1997		                                              844	       541
Due in 1998		                                              241	       240
Due in 1999		                                              241	       240
Due in 2000		                                              241       	241
After 2000		                                               241	       241
                                                      	_______	   _______
	                                                        1,808	     1,804
                                                      	_______    	_______
Interest free loan from PRC joint venture partner
Due in 2000		                                               -   	   1,581
Due in 2001		                                               -   	   1,581
Due in 2002		                                            1,331     	1,581
Due in 2003		                                            1,331	     1,581
Due in 2004		                                            1,332	     1,582
Due in 2005		                                            1,332        	-
Due in 2006		                                            1,332	        -
	                                                       _______	  _______
	                                                        6,658	     7,906
Less: notional interest		                                4,600	     5,045
	                                                       _______	  _______
	                                                        2,058	     2,861
	                                                       _______	  _______
Total		                                                  3,866	     4,665
Current portion of long-term debt		                        844	       301
	                                                       _______  	_______
Long-term debt, less current portion		                $  3,022  	$  4,364
                                                       	_______	  _______

All long-term bank loans are authorized by the provincial or local governments and are administered by the banks.

On December 28, 1996, the repayment of the portion of long-term debt due in 1996 was extended to December 31, 1997.

The interest free loan from the PRC joint venture partner was raised to partially finance the acquisition of the coal mine use right. At the date the loan was obtained it was to be repaid by five equal instalments with each instalment limited to 40% of the income after tax of the relevant year. In 1996 the Company made repayments ahead of the original planned payment schedule and the scheduled repayments of the remaining balance of the loan were rateably amended. In addition, the scheduled repayments were postponed by an agreement dated May 11, 1997 for an additional two years. The loan is stated in the financial statements at the estimated present value calculated based on the annual discount rate of 16%, being the estimated annual interest rate for fixed asset lending in the PRC. This estimate of the market value of the loan is subject to a high degree of uncertainty because there is no market for the loan, the loan is not transferrable and the repayment terms are contingent on future operations of the Company.

With effect from October 1, 1995 the government of Mishan City agreed to share 50 percent of the interest paid by MCCF on the long-term interest-bearing loans and certain short-term borrowings. The government's share of interest expense amounted to $197 in 1996 and $50 in 1995. This agreement expires in December 31, 1997. In 1996 the bank providing the above interest-bearing loan agreed to forfeit the balance of the interest due in 1996 on the loan. The interest shared by the local government party of $197 and the interest forfeited by the bank of $166 have been netted against interest expense in the statement of operations.



                    CHINA ENERGY RESOURCES CORPORATION
	         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
            	(Amounts in thousands except per share amounts)

10. CONVERTIBLE NOTES

At December 31, 1996 the Company had outstanding convertible notes with detachable warrant hereof amounting to $2,347 which were issued in 1996. These notes carry interest at 8 percent per annum and the principal amount and the accrued interest thereon are payable in 2001.

The holders have the right prior to the payment in full of all principal of and interest on the notes, to convert any outstanding and unpaid principal portion of the notes and accrued interest into fully paid and nonassessable shares of common stock, $0.01 par value per share, of the Company, as such shares exist on the date of issuance of the notes, or any shares of capital stock of the Company into which such shares have been changed or reclassified (the "common stock") at the conversion price as defined in the note. In the event the holders do not convert the entire principal amount of the notes and all accrued and unpaid interest earned thereon before the maturity date, then on that date the Company has the option of compelling the conversion of the notes or paying to the holders the remaining unpaid principal amount of the notes and interest thereon.

The conversion price is subject to a floor price and a ceiling price (as defined in the note agreement) and is equal to 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the conversion date; provided, however, that in the event of a public offering or private placement of securities of the Company, resulting in gross proceeds of at least $10,000, consummated within 18 months of the date of the notes, the floor price shall be adjusted to equal 60 percent of the offering price per share in such an offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share (the "floor price") and (ii) shall never exceed $8.50 per share (the "ceiling price"). At any time prior to the date on which the common stock is traded on the American Stock Exchange or other U.S. securities exchange or market, the conversion price for the common stock shall equal $3.50 per share.

The conversion price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon the happening of certain events specified in the note agreement while this conversion right remains outstanding.

The principal amount outstanding on the notes, and all interest accrued and payable thereon, may be prepaid by the Company, in whole but not in part, on or after November 15, 1997; provided that the average closing bid price of the common stock has remained at or above $17.00 per share for thirty consecutive business days; and provided, further, that written notice of prepayment is delivered to the holder not more than sixty days nor less than thirty days prior to the applicable prepayment date. The holder has the right to exercise any conversion rights it may have hereunder until such time as any prepayment is made.

Within ten business days after a holder receives notice from the Company that a qualifying offering has been consummated, the holder may demand in writing that the principal amount outstanding on the note, and all interest accrued thereon, be prepaid by the Company, in whole or in part, but any partial demand shall be in increments of $25. The borrower shall repay the principal amount outstanding on the note, and all interest accrued on payable thereon, within 15 days after receipt of such a notice from the holder.

Subsequent to the year end the Company has issued additional convertible notes with a face value totalling $1,000 on the same terms as the above notes.

The holder of the warrant detached to the covertible notes is entitled to purchase from the Company at any time on or after May 14, 1997 or from time to time before 5:00 p.m. on November 14, 1999 fully paid and nonassessable shares of common stock, $0.1 par value per share, of the Company, as adjusted in the event that the following computation results in a greater number of shares: the quotient obtained by dividing the principal amount of the loan from the holder to the Company pursuant to a note from the Company to the holder by the purchase price. The purchase price shall be subject to a floor price and a ceiling price and shall equal 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the date of exercise; provided, however, that in the event of a qualifying offering, the floor price shall be adjusted to equal 60% of the offering price per share in such qualifying offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share and (ii) shall never exceed $8.50 per share.



                 CHINA ENERGY RESOURCES CORPORATION
	      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
         	(Amounts in thousands except per share amounts)


11. RELATED PARTY TRANSACTIONS

Substantially all of the sales, purchases, raw materials and purchases of ancillary items the Company's PRC subsidiary are with state-owned enterprises. Even though such state-owned enterprises may be regarded as having the same beneficial owner of the PRC joint venture partner of the Company's subsidiary, the PRC central government, such state-owned enterprises are frequently under separate control and do not possess any management, ownership or other interest in each other. As a result, the Company does not view transactions with such state-owned enterprises as constituting related party transactions.

12. COMMITMENTS AND CONTINGENCIES

During 1996 the Company entered into an agreement with a company under the control of the central government in respect of the Company's Mishan City Coke Factory ("MCCF") whereby MCCF provided equipment, workers and technology and the other party was responsible for all operating costs, other than depreciation, and for all sales and transport of coal. The Company receives an annual subcontracting fee of Rmb6,000 (approximately $723). The agreement was for the period up to December 31, 1996 and thereafter is terminable by mutual agreement.

At December 31, 1996, the Company and its subsidiaries had no contracted capital expenditure.

At December 31, 1996, a subsidiary of the Company has issued a guarantee of $36 to a bank in respect of a loan provided by the bank to a company in PRC.

The Company and its PRC subsidiary do not currently maintain any insurance coverage on the property, plant and equipment owned by the subsidiary. In addition, the Company and the subsidiary do not currently carry any business interruption insurance or any third party liability insurance to cover claims in respect of bodily injury, property or environmental damages arising from accidents on the subsidiary's property or relating to its operations.

13. FOREIGN CURRENCY EXCHANGE

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The conversion of Renminbi into US dollars and other foreign currencies is based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. The exchange rate at December 31, 1996 was US$1 = Rmb8.2982.

Foreign investment enterprises may generally remit out of the PRC profits or dividends derived from a source within the PRC, subject to the availability of foreign currency. Except for such profits or dividends, remittance out of the PRC by foreign investors of any other amount (including proceeds from a disposition of an investment in the PRC) is subject to the approval of State Administration of Exchange Control and to the availability of foreign currency (at the central government or provincial level). In addition, if there is a deterioration in the PRC's balance of payments or for other reasons, the PRC may impose restrictions on foreign currency remittances abroad. No assurance can be given that the Company's PRC subsidiary will be able or permitted to remit out of the PRC amounts due to the Company.

14. CONCENTRATION OF CREDIT RISK

The subsidiary's trade receivables in respect of sales on credit terms are subject to a concentration of credit risk with customers in the industrial sectors of steel making, metallurgy, electricity and other heavy industries. In addition, the PRC subsidiary has no formal credit terms and its sales are predominantly to PRC companies. Therefore, the subsidiary's ability to collect its trade receivables is related to the economic conditions in these industrial sectors and in the PRC as a whole.



                CHINA ENERGY RESOURCES CORPORATION
	     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
	         (Amounts in thousands except per share amounts)


15. FINANCIAL INSTRUMENTS

The carrying values of financial instruments, including cash and cash equivalents and short-term borrowings, were equal to their approximate fair value as of December 31, 1996 because of the relatively short maturities of these investments. At December 31, 1996 the fair value of bank loans and interest free loan from PRC joint venture partner were approximately $1,737 and $2,058 respectively, estimated based on the discount rate the seller would pay to a credit-worthy third party to assume its obligation.

16. EMPLOYEE RETIREMENT BENEFITS

All the subsidiary's full-time employees are entitled to a retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension obligations of retired staff. The PRC subsidiary is required to make contributions to the state retirement plan at 15-25% of the monthly salaries of the current full-time employees subject to local authorities' discretion. Employees are required to make contributions at 2% of their basic salary. Contract and part-time employees are not entitled to such benefits. The expense of such arrangements to the subsidiary was immaterial for the period. The Company and its subsidiaries are not obligated under any other post-retirement plans and post-employment benefits are not material.

17. SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company through its PRC subsidiary is engaged in one industry segment, the manufacture and sale of coal products in the PRC where the PRC subsidiary's operations are located. One customer, Mudanjiang No. 2 Power Plant of Heilongjiang Province, PRC, accounted for 80% of net sales in 1996 and 83% in 1995. No customer accounted for more than 10% of trade accounts receivable as of December 31, 1996.




INDEPENDENT AUDITORS' REPORT



To the shareholders and board of directors of

MISHAN COAL CHEMICAL HOLDING COMPANY


We have audited the accompanying statements of operations and cash flows of Mishan Coal Chemical Holding Company (the "Factory") for the year ended December 31, 1994 and the nine months ended September 30, 1995, all expressed in Renminbi. These financial statements are the responsibility of the management of China Coal Mining (B.V.I.) Co. Ltd. and the Factory. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of the Factory for the year ended December 31, 1994 and the nine months ended September 30, 1995 in conformity with accounting principles generally accepted in the United States of America.



Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
November 13, 1995



                   MISHAN CAOL CHEMICAL HOLDING COMPANY
	                      STATEMENTS OF OPERATIONS
	                       (Amounts in thousands)

                                                 		Nine months	  Nine months
	                                     Year ended	     ended	       ended
	                                      December	    September	    September
                                      	31, 1994	     30, 1995	     30, 1995
                                         	Rmb          	Rmb	         US$

Net sales	                              	39,627	       49,019	        5,896
Cost of sales		                          28,754	       34,263	        4,121
	                                       _______      	_______        	_____
Gross profit		                           10,873       	14,756        	1,775
Selling, general and administrative
   expenses                             		7,400	        6,616	          796
	                                        _______      	_______	       _____
Operating income		                        3,473        	8,140          	979
Interest expense		                         (373)	      (1,276)	        (154)
Other income, net		                         277	          131	           16
                                        	_______      	_______        	_____
Income before income taxes		              3,377	        6,995	          841
Provision for income taxes (note 4)		         -   	         -   	         -
	                                        _______	      _______	        _____
Net income 		                             3,377	        6,995	          841
	                                        _______	      _______        	_____


See accompanying notes to financial statements.



                   MISHAN COAL CHEMICAL HOLDING COMPANY
	                       STATEMENTS OF CASH FLOWS
                       	(Amounts in thousands)


                                                   	Nine months 	Nine months
	                                        Year ended   	ended	      ended
	                                         December	   September	  September
	                                         31, 1994	    30, 1995	   30, 1995
                                            	Rmb	         Rmb	        US$

Cash flow from operating activities:
Net income 		                                3,377	       6,995	        841
Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation                             		3,078	       2,971	        357
  Bad debt provisions		                      1,547           	-   	       -
  Loss on sales of property, plant and
    equipment	                                 	94	           -   	       -
  Value added tax on opening debit balance		(2,012)          	-   	       -
  Value added tax on opening debit balance
    utilized	                                  	99	           -   	       -
  Changes in assets and liabilities:
    Accounts receivable		                   (8,600)    	(10,321)	     (1,242)
    Inventories		                          (13,379)	     (6,850)	       (824)
    Prepayments and other assets		          (1,218)     	(1,994)	       (240)
    Accounts payable		                       7,495	       5,292	         637
    Customer deposits		                      1,087         	769	          92
    Other payables		                         4,073	         899	         108
    Plant construction payables		           (2,493)	      2,198	         264
    Amount due to a former owner		           8,417	      (3,581)	       (430)
    Accrued payroll and employee benefits    		965	         879	         106
    Accrued interest		                       3,192	       3,679	         443
    Other accrued liabilities		                460	        (175)	        (21)
	                                          _______      	_______	      ______
Net cash provided by operating activities  		6,182	         761	          91
	                                          _______       	_______	     ______
Cash flow from investing activities:
Purchase of property, plant and equipment	 (14,388)	     (7,477)	       (899)
Increase in other assets                     		(68)          	-           	-
	                                           _______     	_______      	______
Net cash used in investing activities	    	(14,456)	     (7,477)	       (899)
	                                           _______	     _______	      ______
Cash flow from financing activities:
Increase in short-term borrowings		         16,848       	13,403	      1,612
Repayment of short-term borrowings		        (1,700)	      (6,480)	      (779)
Withdrawal of capital		                     (6,104)	        (605)	       (73)
	                                          _______      	 _______	     ______
Net cash provided by financing activities  		9,044	        6,318	        760
	                                          _______	       _______     	______
Increase (decrease) in cash and cash
   equivalents                               		770	         (398)	       (48)
Cash and cash equivalents at beginning
   of period	                                  	26	          796	         96
	                                          _______      	_______	      ______
Cash and cash equivalents at end of period   		796	          398	         48
                                          	_______      	_______      	______


Supplemental disclosures of cash flow information

Cash paid during the period for:

Interest		                                   2,068	       1,648	         198

Non cash transactions:

Property, plant and equipment acquired
 by means of capital contribution		         20,341	            -   	       -


See accompanying notes to financial statements.



                   MISHAN COAL CHEMCIAL HOLDING COMPANY
	                     NOTES TO FINANCIAL STATEMENTS
   	(Amounts in thousands, expressed in Renminbi unless otherwise stated)


18. ORGANIZATION AND BASIS OF PRESENTATION

Effective January 1, 1994, Mishan Coal Chemical Holding Company (the "Factory"), a state-owned enterprise established in the People's Republic of China ("PRC"), was formed and pursuant to an agreement dated December 18, 1993 took over the business of Mishan City Coke Factory ("MCCF"), a state-owned enterprise in the PRC under the same administration as the Factory, and acquired at their historic costs the property, plant and equipment of Qitaihe City Coal Factory ("QCCF"), which was part of another PRC state-owned enterprise. Subsequently, in 1994 RMB6,104 of the capital contributed by the former owner of QCCF was withdrawn in cash. Pursuant to a joint venture agreement dated September 16, 1995 between China Coal Mining (B.V.I.) Co. Ltd. (the "Company"), a private company incorporated in the British Virgin Islands, and the Factory, the Company acquired an 80% interest in a new joint venture company, Mishan Hua Xing Coke Limited ("MHXC") which was established on October 6, 1995 and which has succeeded to the business of the Factory. The joint venture period is 30 years from the date of formation and may be extended by the unanimous resolution of the board of directors, subject to the approval of the relevant authorities. The remaining 20% interest in MHXC is owned by the former owner of the Factory.

The accompanying financial statements present the results of operations and cash flows of the factory from January 1, 1994 to September 30, 1995. Subsequent to that date MHXC succeeded to the business of the Factory.

19. BASIS OF PREPARATION

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory accounts of the Factory, which were prepared in accordance with the accounting principles and the relevant financial regulations applicable to state-owned industrial enterprises as established by the Ministry of Finance of China.

The principal adjustments made to conform the statutory accounts of the Factory to U.S. GAAP included the following:

	 	Additional allowance for doubtful accounts receivable;

	 	Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

	 	Adjustment to recognize interest expense on the accruals basis.

	 	Adjustment to recognize sales and cost of sales upon shipment to customers.

	 	Adjustment to write back excess provisions made by the Factory.

	 	Adjustment to include the attributable share of transportation cost in closing inventories.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




                 CHINA COAL MINING (B.V.I.) CO. LTD.
	    INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
	                          INFORMATION

China Coal Mining (B.V.I.) Co. Ltd. (the "Company"), a private company incorporated in the British Virgin Islands, was incorporated on August 18, 1995. Pursuant to a joint venture agreement dated September 16, 1995 between the Company and Mishan Coal Chemical Holding Company ("the Factory"), the Company acquired for cash of Renminbi 65,600 (approximately US$7,886) an 80% interest in a new joint venture company, Mishan Hua Xing Coke Limited ("MHXC"), incorporated in the People's Republic of China ("PRC"), which has succeeded to the business of the Factory. In conjunction with the agreement the former owner contributed land use rights with a fair value of Renminbi 14,806 (approximately US$1,780) and coal mine use right with a fair value of Renminbi 95,760 (approximately US$11,312) to MHXC. The former owner provided an interest free loan of Renminbi 65,760 (approximately US$7,906) to MHXC to finance the acquisition of these rights by MHXC. The joint venture period is 30 years from the date of formation and may be extended by the unanimous resolution of the board of directors, subject to the approval of the relevant authorities. The remaining 20% interest in MHXC is owned by the former owner of the Factory.

The unaudited Pro Forma Consolidated Statements of Operations are based upon the historical statements of operations of the Factory and MHXC, after giving effect to pro forma adjustments described in the notes thereto as if the Company's acquisition of the 80% interest in the Factory had occurred on January 1, 1995.

The unaudited Pro Forma Consolidated Financial Information does not purport to represent what the results of operations of the Company would actually have been had the events described above in fact occurred on such a date, or to project the results of the operations of the Company for any future date or period.

The unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the financial statements of the Company and the Factory, including the notes thereto.




                     CHINA COAL MINING (B.V.I.) CO. LTD.
	          UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
	                    FOR THE YEAR ENDED DECEMBER 31, 1995
               	(Amounts in thousands except per share amounts)

                         	  Factory 	   Factory
	                            Total	      Total
	                            Nine       Nine       China                    China
 	                           Months     Months      Coal                     Coal
                             ended	     ended	      Mining	                 Mining
	                          September	  September    (B.V.I.)	    Pro       (B.V.I.)
	                           30, 1995	  30, 1995     Co. Ltd.    forma       Co. Ltd.
	                          Historical	 Historical	 Historical	adjustments  Pro forma
                              	Rmb	       US$	        US$	        US$	       US$
Net sales		                   49,019	     5,896     	2,050		     	           7,946
Cost of sales		               34,263	     4,121	     1,115	       36	(a)	    5,272
	                            _______   	_______   	_______   	_______       	_______
Gross profit		                14,756	     1,775	       935	      (36)		      2,674
Selling, general and
  administrative expenses		    6,616	       796	       314	     (374)	(b)      736
	                            _______	    _______	   _______	  _______		      _______
Operating income		             8,140       	979	       621	      338		       1,938
Interest expense		            (1,276)	     (154)	     (198)	    (170)	(b)	    (522)
Other income, net	 	             131	        16	        10         -         		 26
	                            _______    	_______   	_______  	_______	       _______
Income before income taxes
  and minority interests		     6,995	       841       	433	      168		       1,442
Provision for income taxes		       -         	-         	-        	-          		 -
	                            _______	    _______	   _______	  _______	       	_______
Income before minority
  interests		                  6,995	       841	       433	      168		       1,442
Minority interests		               -  	       -   	    (87)	    (201)	(c)	    (288)
	                            _______	    _______	   _______	  _______		      _______
Net income		                   6,995	       841	       346	      (33)		      1,154
                            	_______	    _______	   _______	  _______		      _______

Proforma earnings per share		                                           					1,154
						                                                                       _______
Proforma number of shares
  outstanding	                                                          					1,000
                                                                       						_______

See accompanying notes to unaudited pro forma consolidated financial information



CHINA COAL MINING (B.V.I.) CO. LTD.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Note 1  - Assumptions and description of pro forma adjustments

The pro forma adjustments were made under the following assumptions:

(i)	The Company did not have any revenues except for its 80% consolidated interest in MHXC; and

(ii)	MHXC will be entitled to the tax exemption granted under the current tax regulations of Sino-foreign equity joint venture enterprises.

A description of the pro forma adjustments is as follows:

(a)	To provide amortization of the land use rights acquired on formation of the joint venture company for the nine months ended September 30, 1995. No amortization has been provided for the coal mine use right since the mine is not yet in operation.

(b)	To reverse amounts paid to Qitaihe City Fuel Company ("QCFC") and reinstate interest expense on termination of the agreement with QCFC (See
Note 6 to Financial Statements of the Factory). The adjustment for the amounts paid to QCFC is net of certain operating expenses that would otherwise have been incurred by the Factory.

(c)	To record minority interest in the earnings of MHXC.


Note 2 - Impact of tax holiday and other tax

Income taxes - No income tax would have been paid by MHXC since its formation as it would be granted an exemption by the PRC government tax authorities. The income tax laws generally exempt Sino-foreign equity joint venture enterprises engaged in manufacturing, upon approval by the relevant tax authorities, from state and local taxes for two years starting from the first profitable year of operations, which two-year tax holiday will be followed by a 50% reduction for the next three years. MHXC will be governed by the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises. Pursuant to these laws, Sino-foreign equity joint venture enterprises generally are subject to an income tax at an effective rate of 33%, consisting of a national tax of 30% and a local tax of 3%.



                   CHINA COAL MINING (B.V.I.) CO. LTD.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION - (Continued)


Note 3 - Translation into United States Dollars

The financial records of the Factory and MHXC are maintained, and its financial statements are expressed, in Renminbi. The translations of Renminbi amounts into US dollars have been made at the rate of Rmb8.3179 to US$1, the exchange rate quoted by the PBOC on December 31, 1995. Such translations should not be construed as representations that the Rmb amounts could be converted into US dollars at that rate or any other rate.

Note 4 - Appropriation for reserve funds

MHXC will maintain discretionary reserve funds as required by the "Regulations for Implementation of the Law of the People's Republic of China on Joint Ventures Using Chinese and Foreign Investment". The reserves include a general reserve fund, a staff welfare and incentive bonus fund and an enterprise expansion fund. The amount of appropriations will be based on PRC GAAP and will be determined on an annual basis by the board of directors of MHXC. The appropriations will be reflected in the year end balance sheet under shareholder's equity as reserve funds; however, for US GAAP purposes the appropriation to the staff welfare and incentive bonus fund will be charged to income.

The ability of MHXC to distribute funds to the Company is subject to its satisfaction of the reserve requirements.




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          					CHINA ENERGY RESOURCES CORPORATION



                         					By:     /s/ George W. Li
                                      Li Hong Wu
			        		                         Chairman of the Board and President






Date:  June 16, 1997




                           			     EXHIBIT INDEX


Exhibit Number     			Description of Document

2.1		               		Long-Term Supply Agreement, dated December 31, 1996, by
                      and among, QCCF, Quitaihe City Coal Mine and
                      Mundanjiang No. 2 Power Plant.


                                                         EXHIBIT 2.1



Long-Term Supply Agreement, dated December 31, 1996, by and among, QCCF, Qutaihe City Coal Mine and Mudanjiang No. 2 Power Plant.




English Translation

Long-Term Supply Agreement Between QCCF and Mudanjiang No. 2 Power Plant

Parties to the Agreement:
Party A: QCCF and Qitaihe City Coal Mine (Collectively "PartyA")
Party B: Mudanjiang Bardar Electric Industrial Co. (a company belonging to the Mudanjiang No.2 Power Plant)

In order to meet the demand created by the improvement made by the PRC government in the existing coal-electrical system which emphasizes on direct sales between coal suppliers to power plants, this agreement is made between QCCF and Mudanjiang No. 2 Power Plant ("Mudanjiang"). The purpose of this agreement is to stabilize the supply and demand relationship between the parties. This Agreement is made because both parties were satisfied with the previously established co-operative ventures in 1994 and 1995.

1.  Term  (7 years)

The parties agree that the period of the agreement is from January 1, 1997 to January 1, 2004.

2.    Method of Cooperation

(i) Party A uses its existing factory and coal production facility as investment.
(ii) Mudanjiang has contributed RMB 2 million on January 1, 1994 and January 1, 1995.
(iii) It is proposed that Mudanjiang will purchase 15 rail transportation cars.

3.  Duties of Party A

(i)   Responsible for daily operation and administrative work.
(ii)  Supply 900,000 tons of coal to Mudanjiang every year.
(iii) Responsible for arranging  rail transportation plan.
(iv) Responsible for repayment of amount owed to Mudanjiang after the agreement becomes effective on January 1, 1997.

4.    Duties of Mudanjiang

(i)   Assist Party A to perform administrative work.
(ii) Purchase 900,000 tons of coal (including steam coal) from Party A every year.
(iii) Obtain adequate funds for the purchase of coal supplied by Party A.

5.    Quantity and Quality Requirements

(i)   Party A must supply 900,000 tons of coal to Mudanjiang every year.
(ii) The ash content of the coal supplied by Party A cannot exceed 35% and the caloric value must be above 5,000MJ per kg.
(iii) The quantity and quality of coal shall be determined by the testing and inspection done by Mudanjiang No. 2 Power Plant.
(iv) The price shall be determined based on the caloric value of the coal.

6.    Profit Sharing

(i) Mudanjiang is given a rebate of RMB10 per ton which applies up to 560,000 tons every year.
(ii)  Any remaining profit is retained by Party A.
(iii) For any increase in the price of coal which is approved by the Government after 1997, Mudanjiang is responsible for 25% of the price increase but only with respect to 500,000 tons per year.
(iv) The expenses incurred with respect to Mudanjiang's existing 10 rail transportation cars with annual capacity of 100,000 tons is borne by Mudanjiang.

7.    Breach of the Agreement

(i) Except for uncontrollable reasons, any party, who does not fulfill the obligations under the agreement or terminate the agreement without the consent of the other party, is liable for payment of damages to the other party. The damages shall equal 30% of the coal value not fulfilled under the agreement.
(ii) If economic loss is suffered as a result of a breach of the agreement, the breaching party shall pay for the economic loss suffered by the other party and compensatory damages.

8    Dispute Settlement

(i) In the event of any disputes, the parties should try to resolve them based on friendly, mutual concession, otherwise, any dispute will be settled in a local court of PRC.

9. Any deficiency in this agreement will be discussed and resolved by the parties.

The agreement will be effective from January 1, 1997.

Party A: QCCF:
Legal representative:
Signature of Mr. Luan Jixiang




Mudanjiang Bardar Electric Industrial Co.
Signature of the Legal representative


December 31, 1996