Form 20-F
period 1997-12-31
CHINA ENERGY RESOURCES CORP
filed 1998-07-15
CIK 925527

[CONFORMED]
                  SECURITIES AND EXCHANGE COMMISSION

                            FORM 20-F

[ ]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                               OR

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
- For the fiscal year ended December 31, 1997

                               OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the transition period from ______________ to
____________


                Commission file number 1-14606


               China Energy Resources Corporation
        (Exact name of Registrant as specified in its charter)


                       British Virgin Islands
            (Jurisdiction of incorporation or organization)

Citco Building, Wickhams Cay              c/o Arimoto, Ogasawara & Mo
P.O. Box 662, Road Town                   276 Fifth Avenue, Suite 703
Tortola, British Virgin Islands           New York, NY 10001
             (Address of principal executive offices)


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

As of December 31, 1997, 3,248,494 common shares, par value $0.01 per share (the "Common Stock"), were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.   Yes _____  No __X__

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17______  Item 18 __X__

                            TABLE OF CONTENTS                       Page
                                PART I

ITEM 1.  DESCRIPTION OF BUSINESS                                      3

ITEM 2.  DESCRIPTION OF PROPERTIES                                   12

ITEM 3.  LEGAL PROCEEDINGS                                           13

ITEM 4.  CONTROL OF REGISTRANT                                       14

ITEM 5.  NATURE OF TRADING MARKET                                    15

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY HOLDERS                                            15

ITEM 7.  TAXATION                                                    17

ITEM 8.  SELECTED FINANCIAL DATA                                     20

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS                         25

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT                        31

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS                      32

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
         SUBSIDIARIES                                                33

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS              34

                                PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED                  34

                                PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES                             34

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
         REGISTERED SECURITIES                                       34

                                PART IV

ITEM 17. FINANCIAL STATEMENTS                                        34

ITEM 18. FINANCIAL STATEMENTS                                        35

ITEM 19. FINANCIAL STATEMENTS AND EXHIBIT                            35

             Certain Definitions and Supplemental Information

     All references to "China" or "PRC" in this Annual Report are references to The People's Republic of China. Unless otherwise specified, all references in this Annual Report to "U.S. dollars," "dollars," or "$" are to United States Dollars; all references to "Renminbi" or "Rmb" are to Renminbi, which is the official currency of China. Unless otherwise specified, translation of amounts from Renminbi to U.S. dollars for the convenience of the reader have been made in this Annual Report at the exchange rates indicated in Item 8. "Selected Financial Data -- Exchange Rate Information," as quoted by the People's Bank of China. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate. See Item 6. "-- Exchange Controls and Other Limitations Affecting Security Holders -- PRC."

     The financial statements of China Energy Resources Corporation (the "Company") are presented in U.S. dollars. All financial statements of the Company presented herein have been prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP").

                       Forward-Looking Statements

     This Annual Report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) under Item 1. "Description of Business," Item 2. "Properties," Item 6. "Exchange Controls and Other Limitations Affecting Security Holders" and Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations." Such statements are not guarantees of future performance and involve a number of risks and uncertainties that could affect the Operating Company's operations, markets, prices and other factors and hence the results of the Company. Among the factors that could cause actual results to differ are changes in the planned economic development of the PRC, competitive pressures, delays or difficulties in increasing capacity utilization at existing production facilities, delays in development of mining operations, a significant increase in PRC coal production capacity or a significant decrease in demand for the Operating Company's products, changes in PRC regulation or taxation of foreign equity joint ventures, increased PRC regulations of the mining, production and sale of coal under the recently enacted National Coal Act, increased or more stringent PRC environmental regulations and the tightening of PRC exchange controls. The Company has been experiencing difficulty in generating sufficient cash flow to enable it to operate all its facilities and develop its coal mine use right and/or to obtain additional financing or refinancing as may be required. These difficulties have raised substantial doubt about the Company's ability to continue as going cocern. Management's plans concerning these matters are described in "Item 1. - Implementation of Business Strategy" and in note 3 to the Financial Statements.


                                 PART I

ITEM 1.  DESCRIPTION OF BUSINESS


Historical Background

     China Energy Resources Corporation (the "Company") was incorporated on March 15, 1996 under the International Business Companies Act of the British Virgin Islands. The Company is a holding company which is the sole shareholder of China Coal Mining (B.V.I.) Co. Ltd. ("CCM"), a corporation organized under the International Business Companies Act of the British
Virgin Islands. Pursuant to a joint venture agreement dated September 16, 1995, CCM acquired an eighty percent (80%) interest in Mishan Hua Xing Coke Limited ("MHXC"), a newly formed Sino-foreign equity joint venture company organized in the People's Republic of China (the "PRC"). Pursuant to this agreement, CCM paid cash in the amount of $7,886,000 for its 80% interest in MHXC. The MHXC joint venture period, which was initially established for a term of 20 years from the joint venture's date of formation, was subsequently extended by the parties for an additional 10 years and may be extended by unanimous resolution of the board of directors of MHXC subject to the approval of the relevant authorities. CCM purchased its interest in MHXC from the government of the PRC, which remains the owner of a 20% interest in MHXC. MHXC succeeded to the business of Mishan Coal Chemical Holding Company, a PRC government-owned enterprise ("MCCH"), which owned and operated two production factories: Mishan City Coke Factory ("MCCF") and Qitaihe City Coal Factory ("QCCF"). Prior to the acquisition by MCCH in 1994, MCCF was a PRC government-owned enterprise and QCCF was part of a different PRC government owned enterprise.

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

     On April 21, 1997, the Company listed 5,898,436 of its common shares (the "Common Stock") on the American Stock Exchange, which included 3,248,494 shares outstanding and 2,649,942 shares reserved for issuance.


General

     All of the Company's operations are conducted through its operating subsidiary, CCM, and in turn through the PRC-based MHXC joint venture to which CCM is a party (referred to hereinafter as the "Operating Company"). The Operating Company has two wholly-owned coal refining operations, MCCF and QCCF.


MCCF

     MCCF engages primarily in the production and sale of metallurgical coke. MCCF completed its steam coal preparation facility in 1993. In 1995, MCCF completed construction of an additional production facility to process steam coal into metallurgical coke and foundry coke. This facility has been designed for annual production capacities of approximately 200,000 tons of steam coal, approximately 85,000 tons of metallurgical coke and approximately 56,000 tons of foundry coke. The total output of metallurgical coke only reached 21,783 tons in 1997, accounting for 26% of its production capacity for metallurgical coke. Improvements to the facility, which cost approximately $3,000,000, were financed through an unsecured loan by a local PRC bank at a fixed term rate of 15.3%. These improvements enabled MCCF to produce metallurgical coke and foundry coke which it was unable to do prior to such improvements. Presently, the main product of the MCCF plant is metallurgical coke and low-end metallurgical coke.

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

     As a result of the macro-economic adjustments and related credit policy advocated by the central PRC government, MCCF was not able to obtain working capital from local banks after the completion of its production facilities in 1995. Due to this lack of working capital, in June 1996, operation of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal. According to the subcontract, the party which operated the plant (i) was obligated to meet all the operating expenses of the plant, (ii) was entitled to receive all the revenues from the plant's operation and (iii) paid to MCCF a subcontracting fee. This subcontract was terminated on March 31, 1997 and MCCF resumed the production and sales of metallurgical coke
during the second quarter of 1997.   In order to expand sales and fully
utilize the existing facilities, MCCF also produced some low-end metallurgical coke. Total production and sales by MCCF during 1997 after the termination of the subcontracting agreement amounted to 61,009 tons of regular and low-end metallurgical coke generating gross revenue of $1,313,000. However, in March of 1998, MCCF ceased operations due to its inability to collect trade receivables which adversely affected the working capital needed for production and sales activities.

     In addition, during 1997, the Company terminated the services of the MCCF plant manager, however, prior to his termination, this individual signed various documents that provided collateral to bank lenders of MCCF over MCCF assets.

     Currently, the local government is assisting the Company to supervise the daily operations of MCCF. The majority of work force has been dismissed with approximately 55 workers remaining on the premises.


QCCF

     QCCF engages in the production and sale of steam coal. The QCCF factory was constructed in 1993 and employs the "air-heavy medium fluid bed" dry process of coal preparation, which management of the Operating Company believes is a leading production technology worldwide and is appropriate for production in cold and dry regions such as the region where QCCF's factory is located. QCCF's annual production capacity is approximately 750,000 tons of steam coal and the factory operated at 53% of its capacity in 1997.

     Historically, a substantial percentage of the sales of QCCF have been to one customer, Mudanjiang No. 2 Power Plant ("Mudanjiang") in Heilongjiang Province, PRC. On an annual basis, the PRC government designates the quota of steam coal that will be purchased for each of its power plants and the districts from which such coal will be supplied. Each power plant can then determine which suppliers within each district it will contract with for the year. In 1995 and 1996, QCCF contracted to supply 312,000 tons and 390,890,
respectively, tons of steam coal to Mudanjiang.   QCCF sold 312,000 tons,
390,890 tons and 327,743 tons of steam coal to Mudanjiang in 1995, 1996 and 1997 respectively. Overall sales volume decreased in 1997 due to the shortage of transportation capacity as a result of a good harvest in the Heilongjiang Province which occupied most of the transportation capacity during the second quarter of 1997. QCCF produced according to purchased orders received.

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


Business Strategy

     Through offerings of convertible notes and warrants in November 1996 and January 1997 in exempt transactions pursuant to Regulation S under the 1933 Act, the Company raised net proceeds of approximately $5,400,000. These proceeds were primarily used as follows: $2,014,000 for purchase of raw coal and working capital of MCCF, $648,000 for bank loan repayment by QCCF, $1,268,000 for a loan to the former owner of QCCF, $337,000 for the administrative expenses of Heilongjiang representative office which was set up in 1997, unauthorized withdrawl of $286,000 by the former Chariman, $577,000 for the Company's administrative and reporting expenses with the remaining of $270,000 of cash on hand.

     MCCF working capital was entirely depleted due to a large amount of uncollected trade receivables and poor operating management. The situation was exacerbated by the refusal of local banks and raw coal suppliers to advance further credit. As a result, MCCF ceased operations in March of 1998. MCCF will not resume production until a strategic partner or qualified management team is found. At the current stage, MCCF only retains a minimum workforce and incurs minimum expenses to maintain its facility.

     QCCFs business strategy is to increase sales in the PRC of steam coal by increasing production capacities and marketing additional coal products. It is expected that QCCF will utilize existing cash flow from operations to approach the maximum steam coal production capacities of its existing plant and equipment. Management believes that steam coal production can be increased by a substantial percentage without any significant capital improvements, as QCCF has the plant and equipment necessary to support this business expansion.

     Additionally, the Operating Company intends to explore its ability to produce foundry coke in commercial quantities which meet international quality standards for sales in the PRC and for export subject to the availability of working capital. With its existing technology, management believes that the MCCF facility is capable of producing high quality foundry coke within international standards. Foundry coke is widely used in the production of specialty steel, the raw material used in high performance steel products such as automobile and airplane engines. The high temperature requirements for foundry coke require a high quality raw coal, as measured by low sulfur, phosphorous and ash contents and a high caloric value.

     Presently, the Operating Company's factories purchase a majority of their raw coal from coal mine operations of unrelated parties. Management intends to apply some excess cash flow, if available, to begin mining the coal reserves to which MCCF has exclusive mining rights. It is hoped that, once such mining activities are fully operational, the MCCF reserves will supply a major portion of the raw mined coal for production in the Operating Company's factories. Management believes that such mining operations will result in lower costs to MCCF for raw materials and an increase in the Operating Company's gross profit and net income. Construction of MCCF's coal mining facilities is expected to require a substantial investment in mining equipment or the acquisition of an existing coal mining operation. The Operating Company expects that it will cost in excess of $3,000,000 to commence such mining operations, including but not limited to equipment for digging, mining, safety, ventilation and transportation. The Company expects such construction would take approximately one year from commencement to completion.

Implementation of Business Strategy

     The implementation of the Company's business strategy and its continuation as a going concern is conditioned upon the Company's ability to obtain additional financing as needed and the Company's ability to generate sufficient cash flow to enable it to operate all of its facilities and develop its coal mine use right. The difficulties recently encountered by the Company include the following:

     During 1997, the Company terminated the services of the MCCF plant manager, however, prior to his termination this individual signed various documents that provided collateral to bank lenders of MCCF over MCCF assets.

     In 1997,as a result of cash flow shortages, various problems with local management and other operational issues, the facility at MCCF did not operate at full capacity resulting in the closure of that facility in March, 1998. The Company intends to reopen the facilities when the Company has raised additional finance as the Company anticipates that operating the plant will generate positive cash flows and therefore, no provision for impairment is required.

     MHXC owns the right to mine coal at certain coal mines located in Mishan. The Company plans for these mines to supply coking coal for use in production by MCCF. During 1997, the company continued its efforts in preparing the mine sites for mining operations and in October 1997 obtained a report prepared by international mining and geological consultants on the coking coal reserve base and associated coal quality. This report recommended that the Company implement various programs to expand the demonstrated coal reserve base and provide support for coal qualiity documentation, see "Item 1.-Coal Reserve". Due to inadequate working capital the Company has not been able to conduct further mine surveys and the Company has been in contact with potential strategic partners to assist in development. The Company needs to complete additional work on the survey and mining plans before the mine is ready for use.

Sales and Marketing

     MCCF's primary product is high quality metallurgical coke, which is sold to steel mills. Due to a shortage of working capital, the MCCF factory operated substantially below capacity. During the first half of 1996, MCCF sold certain residual products which were below the factory's quality standards. Subsequently, during the second half of 1996 and the first quarter of 1997, the operation of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal.  Therefore, the sales volume of the MCCF factory attributable to the Operating Company showed a significant decrease for 1996, as well as a decrease in the average net sales price per ton from the 1995 level. As a result of the working capital raised in 1996 and early 1997, the MCCF subcontracting agreement was terminated on March 31, 1997 and MCCF's management was focusing on the process of rebuilding its workforce, production and sales operations in the remaining
quarters of 1997.   MCCF produced low-end as well as standard metallurgical
coke in order to increase sales and fill back order. Unfortunately, due to poor credit management and collection efforts, most of the MCCF's trade receivables were not collected. By the beginning of 1998, MCCF did not have sufficient working capital to continue its operations. Thus, the production at the facility was halted in March of 1998.

     MCCF reported the following sales of metallurgical coke for the previous three fiscal years:


                                              1995     1996    1997
Sales volume (in tons)
             -metallurgical coke              33,000   6,758   21,783
             -low-end metallurgical coke         -        -    39,226
Average net sales price (per ton)*
             -metallurgical coke              $57.39   $38.32  $41.73
             -low-end metallurgical coke         -        -    $10.30

_______________
*Sales prices indicated are net of discounts and returns.

     QCCF's primary product is steam coal, which is used by thermal power plants. Since 1995, the sales volume of QCCF has increased at an annual rate of over 20% but in 1997, the sales volume decreased by 17% as compared to 1996 due to the shortage of transportation capacity. The QCCF factory employs the "air-heavy medium fluid bed" dry process of coal preparation. QCCF believes that this process is well-suited to the cold climate where its products are used and that this processing technology provides it with a competitive advantage over other suppliers within the Qitaihe City region which use alternative technologies.

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

     QCCF implemented certain self-assessed "penalty" policies in its sales contracts as a method to emphasize quality control and customer satisfaction in the marketing of its products. Its sales contracts specify quality standards for the coal to be delivered, generally in terms of the coal's BTU and burn characteristics. To the extent that any QCCF product fails to meet the agreed upon standard, QCCF will rebate a set amount to its customer. Similarly, if QCCF delivers a tonnage that is higher than the quantity purchased, QCCF does not charge the customer for the freight cost of transporting the excess goods.

     QCCF reported the following sales of steam coal for the previous three fiscal years:

                                         1995     1996      1997
Sales volume (in tons)                   390,000   475,305  396,627
Average net sales price (per ton)*       $15.52    $15.86   $19.52

_______________
*Sales prices indicated are net of discounts and returns.

Dependence on One Major Customer

     Historically, a substantial percentage of the sales of QCCF (and its predecessor companies) have been to one customer, Mudanjiang No. 2 Power
Plant ("Mudanjiang"), in Heilongjiang Province, PRC, which accounted for approximately 80%, 82% and 80% of QCCF's net sales and approximately 71%, 80% and 69% of the Operating Company's net sales for the years ended December 31, 1995, 1996 and 1997, respectively. On an annual basis, the PRC government designates the quota of steam coal that will be purchased for each of its power plants and the districts from which such coal will be supplied. Each power plant can then determine which suppliers within each district it will contract with for the year. In 1995 and 1996, QCCF sold 312,000 tons and 390,890 tons, respectively, of steam coal to Mudanjiang. On December 31, 1996, QCCF signed a long-term supply contract with Mudanjiang for a term of seven years from January 1, 1997 to January 1, 2004 (See Exhibit 2.1). According to the contract, QCCF has agreed to supply up to 900,000 tons to Mudanjiang each year, subject to QCCF's ability to obtain sufficient transportation capacity. The actual sales volume to Mudanjiang totaled 327,743 tons in 1997. See "--General--QCCF." The loss of Mudanjiang as a customer of QCCF would have a material adverse effect on both the Operating Company's and the Company's financial condition, results of operations, cash flows, business and prospects. QCCF started to diversify its customer base by establishing business relation with other power plants. In December of 1997, QCCF started to supply steam coal to Harbin Power Plant. Sales to Harbin Power Plant amounted to 19,515 tons in the month of December 1997 and contributed 5% of sales for the year.


Transportation

     Transportation is an important factor in coal marketing in the PRC because a significant portion of the cost of processed coal is attributable to transportation. The availability and cost of such transportation has a significant effect upon the marketability of coal. During 1997 the local government in Heilongjiang utilized more transportation capacity for agricultural products because of good harvest in the North-east part of China. As a result, QCCF suffered from a shortage of rail transportation and its revenue decreased in 1997. Generally, the cost of transportation from the Operating Company's two factories to their customers are incurred by the factories.

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

Coal Reserve

     The raw coal that is mined in the Mishan City area contains high quality coal for use in coke production. This type of raw coal generally has low sulfur and phosphorus contents and strong cohesiveness. All of these qualities together produce a high quality coke coal, with the exception of the ash content in the raw coal which, according to an independent governmental test conducted in Beijing, is between 17% and 24%. An ash content of between 8% and 9% is considered to be the international standard
for high quality foundry coke.   The Company  engaged John T. Boyd Company, a
leading U.S. geologist, to review and comment on the availability and reliability of the coking coal reserve base tonnage and quality to supply coal to MCCF. Boyd's personnel spent 12 days in-country reviewing supporting documentation of the coal reserve base, discussing reserve and coal quality parameters for the reserve base and visiting selected underground mining sites. All source data were provided by or at the direction of the Company and/or subsidiary companies and were utilized as provided with no independent verification by Boyd as to its accuracy. According to the report issued by Boyd in October 1997, based on the existing MCCF coking production capacity of 56,000 tons per year, the remaining demonstrated coal reserve equates to approximately 60 years of production. Using the current expansion plans for the coking facility at 156,000 tons per year, the remaining life of the demonstrated reserve base is about 21 years. Subject to future confirmation via on-site exploration, there are additional 9.4 million recoverable tons of coking coal reserve base available for expansion and/or continuation of operations. This report recommended that the Company implement various programs to expand the demonstrated coal reserve base and provide supporting coal quality documentation. Due to inadequate working capital, the Company has not been able to conduct further mine surveys. The Company needs to complete additional work on the survey and mining plans before the mine is ready for use.

Technology

     MCCF employs the "heavy medium flow-rotator coal preparation technique, "an advanced processing technology developed by the Tangshan Branch of China Coal Industry Research Institute. Management believes that by employing this technique MCCF has the capability to meet the rigorous quality standards required for export. With the use of this technology, the ash content of the cleaned coal can be kept between 7.0 - 8.0%, thus providing cleaned coal with a reduced ash content for the production of foundry coke. The Operating
Company believes that the flow-rotator process is more economical than the widely-used jigging method which has been the standard process for the past several decades. While management believes that the advanced flow-rotator process produces a significantly higher yield of clean coal, a higher rate of reclaim and a lower ash content than the jigging method, there can be no assurance that MCCF's existing technology will enable it to produce foundry coke that meets international quality standards.

     The processing plant at QCCF employs the "air-heavy medium fluid bed" dry process of coal preparation, which the Company believes is a leading technology worldwide. This process was the result of ten years' research by China Minerals University, which has patented the technology. This process provides a new method for coal sorting in areas where water resources are in short supply and where it is severely cold. Management of the Operating Company believes that this process is more environmentally friendly than the wet separation processes because it produces no waste water and slime. Due to certain deficiencies in the implementation of this technology during the summer rainy season, the Operating Company intends to employ working capital, if available, to improve upon this technology.

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

     The Operating Company is subject to certain PRC laws and regulations applicable to Sino-foreign equity joint ventures. The laws related to PRC Sino-Foreign Joint Equity Enterprise (the "Joint Venture Law") establishes a comprehensive regulatory and corporate governance framework with respect to Sino-foreign equity joint ventures. Some pertinent provisions of the Joint Venture Law provide as follows: (i) Article 4 requires that the transfer of one party's share be effected only with the consent of the other party or parties; (ii) Article 5 provides that if site-use rights are not part of the Chinese partner's investment contribution, the joint venture shall pay fees to the government for such usage; (iii) Article 9 requires that the production and operational plans of a joint venture be filed with the relevant authorities and (iv) Article 12 requires approval by the government for any extension of a joint venture's term. More detailed restrictions are provided in Regulations for the Implementation of the Law of the PRC on Sino-Foreign Joint Equity Enterprise. In addition, the Regulations on Labor Management in Foreign Investment Enterprises set forth certain restrictions, including, but not limited, to restrictions on the hiring and discharge of employees, establishment of wages, maintenance of insurance and welfare and other benefits. The Operating Company is also subject to certain PRC national and local environmental regulations with which it must comply in the production of its coal and coke products. See "--Environmental Protection."


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

     The Operating Company believes that its potential major competitors for the production of foundry coke in the PRC are Zhenjiang Coking Chemical Plant and Beijing Coking Chemical Plant. Because both of these plants are located in the central regions of the PRC, the Operating Company believes that transportation costs have been, and will continue to be, a factor which increases the cost of coke delivered by these plants to customers in the PRC regions served by the Operating Company. The Operating Company believes that such increased costs of delivery may provide an effective barrier to competition from these other producers until such time as the transportation system in the PRC is better developed. In addition, the Operating Company believes that both of these other plants produce only limited quantities of foundry coke.


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

Employees

     As of December 31, 1997, the Company and CCM each had 1 full-time employee. As of December 31, 1997, the Operating Company, including its two factories, had approximately 1,043 employees, of whom 471 worked for QCCF and 572 worked for MCCF. Of the Operating Company's total number of employees, approximately 91% were production workers, approximately 7% were managerial staff and approximately 2% were engineering and technical staff. As MCCF ceased its operations in March 1998, the majority of its work force were dismissed with approximately 55 workers remaining in the factory . Generally, the MCCF and QCCF factories have entered into employment contracts with their workers, which contracts typically are subject to annual renewal, contain annual wage determination provisions and provisions regarding pension and medical benefits in accordance with applicable PRC regulations governing the management of labor. In addition to cash compensation, each of the factories provides certain pension funds and costs of medical care to their employees.


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

     The MCCF factory and raw material stockpiles are located on a 127,000 square meter site located in Mishan City, Heilongjiang Province, PRC. MCCF has been granted certain land use rights by the Mishan City government in connection with the real property that MCCF occupies. Pursuant to these rights, MCCF has the exclusive right to use and occupy the real property for a period of 50 years, commencing September 16, 1995. MCCF also owns and operates 1.13 kilometers of railroad track located on the real property, which it uses exclusively in connection with its business. The real property on which the railroad track is located is also subject to the 50-year land use rights mentioned above. The MCCF factory has the capacity to produce approximately 200,000 tons of steam coal, 85,000 tons of metallurgical coke and 56,000 tons of foundry coke per year.

     According to the Administrative Bureau for Coal Mining of Heilongjiang, the coal reserves which have been assigned to MCCF have the potential to mine raw recoverable coal of the following types: Dalizi - coke and fat coal; Jinshazi - fat and gas coal; Beiyinzi - coke coal; Dazhushan - gas; and Zhushan - meager coal. The Operating Company has completed an initial feasibility study related to the coal reserves has engaged an independent expert, John T. Boyd Company to verify the quantity of these reserves. According to the Boyd report which was based upon source data provided by or at the direction of the Company, without independent verification as to its accuracy, MCCF controls coal reserves sufficient to produce high quality foundry coke for 20-60 years and there are an additional 9.4 million recoverable tons of coking reserve base.

     While the Operating Company has the right to mine coal from these reserves, it has not yet done so. The Operating Company estimates that it will require in excess of $3,000,000 to commence mining operations. To date, the Operating Company has engaged in conducting mine site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The Operating Company has commenced these activities to enable it to begin mining operations as soon as possible after sufficient funds become available, if such funds become available. The costs associated with mining preparation work have been capitalized as part of MCCF's coal mine use rights.

     The QCCF factory and raw material stockpiles are located on a 150,000 square meter site located in Qitaihe City, Heilongjiang Province, PRC. QCCF has been granted certain land use rights by the Qitaihe City government in connection with the real property that QCCF occupies. Pursuant to these rights QCCF has the exclusive right to use and occupy the real property for a period of 30 years commencing September 16, 1995. The QCCF factory has the capacity to produce approximately 750,000 tons of steam coal per year and was operated at approximately 53% of capacity in 1997.

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


ITEM 3.LEGAL PROCEEDINGS

Legal Proceedings

     Neither the Company nor CCM is a party to, nor is the property of the Company or CCM subject to any pending legal proceedings which are potentially material to the Company or CCM.

ITEM 4.CONTROL OF REGISTRANT

     The following table sets forth certain information regarding ownership of the Company's shares of Common Stock as of June 30, 1998 by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and (ii) all officers and directors of the Company as a group.


Title of       Identity of                    Amount        Percent
Class          Person or Group                Owned         of Class

Common Stock   Hualong Holding Co. Ltd.       1,250,000     38%
Common Stock   Rana Energy Investment Ltd.      734,444     23%
Common Stock   All officers and directors
               as a group                        23,998     0.7%


     The Company issued total of 52,000 options to a consulting firm, the Equity Group, on July 22, 1997 and January 15, 1998: 32,000 options are fully vested with an exercise price of $5.00 per share, and 20,000 options are fully vested with an exercise price of $3.50 or at a lower price at which the Company issues additional equity or warrants between January 22, 1998 and January 21, 1999.

     As of December 31, 1997 there were 3,248,494 shares of Common Stock issued and outstanding. In the event that the remaining holders of the outstanding $3,237,500 principal amount of Convertible Notes exercise their conversion rights to convert the principal amount and accrued interest at the floor price of $3.50 per share and all the Warrants and Options holders exercise their purchase rights at the floor price of $3.50 and $5.00 respectively, the result would be a total of 6,202,887 shares of Common Stock issued and outstanding. Dilution to the existing shareholders would be approximately 47.63%.

     Assuming full conversion (in the case of $3,237,500 Convertible Notes) or exercise (in the case of 1,946,143 Warrants and Options) of the remaining outstanding Convertible Notes, Warrants and Options, the following table sets forth information regarding ownership of the Company's shares of Common Stock on a fully diluted basis by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and (ii) all officers and directors of the Company as a group.



Title of        Identity of                   Amount        Percent
Class           Person or Group               Owned         of class

Common Stock    Hualong Holding Co. Ltd.      1,250,000     20%
Common Stock    Rana Energy Investment Ltd.     734,444     12%
Common Stock    All officers and directors
                as a group                       23,998     0.4%


The Company is not aware of any other arrangement which may at a subsequent date result in a change of control of the Company.

ITEM 5.	NATURE OF TRADING MARKET

     The Common Stock of the Company is listed on the American Stock Exchange (the "AMEX"). The AMEX is the principal trading market for the Common Stock, which is not listed on any other exchanges within or without the United States. The Common Stock commenced trading on the AMEX on April 21, 1997 under the symbol "CHG."

     The high and low sales prices for shares of the Common Stock on the AMEX for the period indicated were as follows:


                               High              Low

1997 Second Quarter            $    6            $ 4 9/16
1997 Third Quarter               5  1/8       	    3 1/8
1997 Fourth Quarter              3  7/8            1 5/8
1998 First Quarter               2 15/16           1 1/2
1998 Second Quarter              2  1/8            1 1/2


     As of June 30, 1998, there were 3,248,494 shares of Common Stock issued and outstanding, 1,467,694 of which were held of record by approximately 296 holders with addresses in the United States.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

PRC

     The Operating Company receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Operating Company may require foreign currency to convert profits, if any, into U.S. dollars in the amounts needed for the Company to pay dividends, if any, and to discharge obligations denominated in foreign currency. The Company has not paid any dividends and has no current plans to pay any dividends.

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

     Currently, foreign investment enterprises ("FIEs") in the PRC (including Sino-foreign equity and co-operative joint ventures) are required to apply to the local bureau of the SAEC for "foreign exchange registration certificates for foreign investment enterprises." Upon the presentation of appropriate documentation, FIEs may enter into foreign exchange transactions at swap centers, or in the future, in the event the unitary exchange rate system is implemented as anticipated, through the unified market when all swap centers are consolidated under the CFETC. On January 29, 1996, the State Council promulgated the Regulations of the People's Republic of China Regarding Foreign Exchange Control (the "Regulations") which came into effect on April 1, 1996. Pursuant to the Regulations, conversion of Renminbi into foreign exchange for current account items is permissible. Conversion of Renminbi into foreign exchange for capital items, such as direct investment, loans or security is still under the sole jurisdiction and requires approval of the SAEC.

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

In accordance with the Company's Memorandum and Articles of Association, share certificates are only issued as shares registered on the books of the Company. In the case of a representative acting in a special capacity (for example, as an executor or trustee), share certificates should record the capacity in which the representative is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company takes no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

     As an IBC, the Company may not engage in the following activities: (i) carry on business with persons resident in the BVI except as set out in
Section 5(2) of the Act; (ii) own an interest in real property situate in the BVI, other than a lease of property for use as an office from which to communicate with shareholders or where books and records of the Company are prepared and maintained; (iii) carry on a banking or trust business, unless it is licensed under the BVI Banks and Trusts Companies Act 1990; (iv) carry on business as an insurance or a reinsurance company, insurance agency or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business; (v) carry on the business of company management unless it is licensed under the BVI Company Management Act, 1990; or (vi) carry on the business of providing a registered office or act as the registered agent for companies incorporated in the BVI.

     There are no restrictions on the degree of foreign ownership of the Company. The Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in the BVI. In addition, the Company is not subject to capital gains tax in the BVI, and profits can be accumulated by the Company, as deemed by management to be required, without limitation.

ITEM 7.TAXATION

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

Personal Holding Companies

     Sections 541 through 547 of the Code relate to the classification of certain corporations (including foreign corporations) as personal holding companies ("PHCs") and the consequent taxation of such corporations on certain of their U.S. source income (and certain types of foreign source income which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to their shareholders. A PHC is a corporation (i) more than 50% of the value of the stock of which is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence), and
(ii) which, if a foreign corporation, receives 60% or more of such U.S.- related gross income, as specifically adjusted, from certain passive sources (such as dividends, interest, royalties or rents). If the Company is classified as a PHC, a tax will be levied at the rate of 39.6% on the Company's undistributed U.S. taxable income.

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

The Company:

                          Actual         Actual        Pro-Forma      Actual        Actual
                          Pre-Joint      Post-Joint    Year           Year          Year
                          Venture        Venture       Ended          Ended         Ended
                          Period 1995    Period 1995   12/31/95       12/31/96      12/31/97
                          (unaudited)(1) (audited)(2)  (unaudited)(3) (audited)(5)  (audited)(5)
                                     (amounts in thousands, except per share data)
Consolidated Statement of
    Operations Data:
Net sales                  $ 5,896        $ 2,050       $ 7,946        $ 7,801        $9,053
Subcontracting income            0              0             0            723           362
Cost of sales               (4,121)        (1,115)       (5,272)        (5,584)       (5,516)
                            -------        ------        ------          ------        ------
Gross profit                 1,775            935         2,674          2,940         3,899
Selling, general and
  administrative expenses   (  796)        (  314)       (  736)        (  961)       (4,921)
Write off of advances to
  related parties                0              0             0              0        (1,768)
                            -------        ------        ------          ------       -------
Operating income/(loss)        979            621         1,938          1,979        (2,790)
Interest expenses             (154)          (198)         (526)          (422)       (1,056)
Other income/(expenses)         16             10            30             46          (190)
                            --------        ------        ------          ------       -------
Income before income taxes
    and minority interest      841            433         1,442          1,603        (4,036)
Income tax                       0              0             0              0             0
                            -------        ------        ------          ------       -------
Income before minority
    interest                   841            433         1,442          1,603        (4,036)
Minority interest                0            (87)        ( 288)         ( 345)          494
                            -------        ------        -------        -------      -------
Net income                   $ 841          $ 346       $ 1,154        $ 1,258       $(3,542)

Earnings per share (4)           -         $0.346       $ 1,154         $ 0.66        $(1.18)
Dividends per share              -              -             -              -            -
Weighted average number of
    shares outstanding (4)       -              1             1           1,918        2,994

Consolidated Balance Sheet
    Data (at period end):

Working capital              6,289         14,706           N/A           1,804       (4,447)
Total assets                16,058         24,814           N/A          28,833       27,393
Total long-term debts        1,564          4,364           N/A           5,369        4,761
Minority interest                0          2,109           N/A           2,377        1,739
Shareholders' equity         4,725          8,233           N/A          12,156        7,582

Consolidated Cash Flow
    Statement Data:

Net cash provided by/(used in)
   operating activities         91            611            N/A           1,953       (3,704)
Net cash used in
    investment activities      899          7,968            N/A           1,028        1,250
Net cash provided by
    financing activities       760          7,578            N/A           3,802          773
Additions to property, plant
    and equipment              899            123            N/A           1,028          997
Depreciation                   357            130            N/A             863          643

Statistical Data:

Gross margin                  30.1%         45.6%          33.7%            28.4%        39.1%
Operating margin              16.6%         30.3%          24.4%            16.1%       (30.8)%

(1) See Statement of Operations of MCCH for the nine months ended September 30, 1995.

(2) See Consolidated Statement of Operations of the Company for the period from August 18, 1995 to December 31, 1995.


(3) See Unaudited Pro Forma Consolidated Statement of Operations of CCM for the year ended December 31, 1995. Pursuant to a joint venture agreement dated September 16, 1995, CCM acquired an 80% interest in MHXC. The selected unaudited pro forma financial information has been prepared based upon the historical financial statements of MCCH as if the acquisition of CCM's interest had occurred on January 1, 1995.

(4) The calculation of actual earnings per share of Common Stock for 1997 and 1996 are based on the weighted average number of shares outstanding during the year ended December 31, 1997 and 1996, whereas the calculation of pro forma earnings per share for 1995 is based on the pro forma number of common shares outstanding for CCM.

    The pro forma assumptions and adjustments made for the pro forma 1995 Statement of Operations include the following:

    (a)The acquisition of CCM by the Company and the acquisition of the 80% interest in MHXC by CCM were assumed to have occurred on January 1, 1995.

    (b)The Company did not have any revenues except for those attributed to its 80% consolidated interest in MHXC.

    (c)MXHC will be entitled to the tax exemptions granted under the current tax regulations of Sino-foreign equity joint venture enterprises.

    (d)Provision for amortization of the land use rights acquired on the formation of the MXHC joint venture.

    (e)Minority interest of 20% in the earnings of MHXC was recorded.

(5) See Consolidated Statement of Operations of the Company for the year ended December 31, 1997 and 1996.



Following are certain operating results, set forth separately, of the Company, MCCF and QCCF. These operating results form the basis for the Consolidated Statement of Operations Data for the Company.


The Company:

                                       Pro Forma        Actual      Actual
                                       Year Ended     Year Ended   Year Ended
                                       12/31/95       12/31/96     12/31/97
                                        (expressed in thousands)
Statement of Operations Data
  (Unconsolidated)
Net Sales                               $ -            $ 0           $ 0
Cost of sales                             -              0             0
                                       ------        -------        ------
Gross profit                              -              0             0
Selling, general and administrative
  expenses                                -            (96)         (953)
                                       ------        -------        ------
Operating income                          -            (96)         (953)
Interest expenses                         -            (47)         (483)
Other expenses                            -              0          (199)
                                       ------        -------        ------
Income before income taxes and
  minority interest                       -           (143)        (1,635)
Income tax                                -              0              0
                                       ------        -------        ------
Income before minority interest           -           (143)        (1,635)
Minority interest                         -              0              0
                                       ------        -------        ------
Net income                              $ -         $ (143)      $ (1,635)



MCCF:

                                     Pro Forma       Actual         Actual
                                    Year Ended    Year Ended      Year Ended
                                     12/31/95      12/31/96        12/31/97
                                            (expressed in thousands)
Statement of Operations Data
  (Unconsolidated)
Net Sales                            $ 1,894       $ 259           $ 1,313
Subcontracting income                      0         723               362
Cost of sales                         (1,267)       (684)           (1,559)
                                     --------      -------         --------
Gross profit                             627         298               116
Selling, general and administrative
  expenses                              (313)       (309)           (2,116)
                                     --------      -------         --------
Operating income                         314         (11)           (2,000)
Interest expenses                       (292)       (127)             (433)
Other income                              17           0                24
                                     -------       -------         --------
Income before income taxes and
  minority interest                       39        (138)           (2,409)
Income tax                                 0           0                 0
                                     -------       -------         --------
Income before minority interest           39        (138)           (2,409)
Minority interest                        (8)          28               495
                                     -------       -------         --------
Net income                              $ 31      $ (110)         $ (1,914)

QCCF:
                                   Pro Forma        Actual          Actual
                                  Year Ended     Year Ended      Year Ended
                                   12/31/95       12/31/96         12/31/97
                                          (expressed in thousands)
Statement of Operations Data
  (Unconsolidated)
Net Sales                          $ 6,052        $ 7,542          $ 7,740
Cost of sales                       (4,005)        (4,900)          (3,957)
                                   -------         -------         -------
Gross profit                         2,047          2,642            3,783
Selling, general and administrative
  expenses                            (423)          (556)          (1,852)
Write off of advances to related
  parties                                0              0           (1,768)
                                    ------         -------          -------
Operating income                     1,624          2,086              163
Interest expenses                     (230)          (248)            (140)
Other income/(expenses)                  9             46              (15)
                                    ------         -------          -------
Income before income taxes and
  minority interest                  1,403          1,884                8
Income tax                               0              0                0
                                    ------         -------          -------
Income before minority interest      1,403          1,884                8
Minority interest                     (280)          (373)              (1)
                                    ------         -------          -------
Net income                         $ 1,123        $ 1,511           $    7



Operating Company:

                                        Production Mix and sales Volume
                                           1995      1996      1997
                                           (expressed in thousands)
Metallurgical coke:
   Sales volume                            33,000    6,758     21,783
   Average sales price per ton            $ 57.39  $ 38.32    $ 41.73
   Average production cost per ton        $ 38.39  $101.21    $ 55.86

Low-end metallurgical coke:
    Sales volume                              -        -       39,226
    Average sales price per ton               -        -      $ 10.30
    Average production cost per ton           -        -      $  8.72

Steam coal:
   Sales volume                           390,000   475,305   396,627
   Average sales price per ton            $ 15.52   $ 15.86   $ 19.52
   Average production cost per ton        $ 10.27   $ 10.31   $  9.98



Exchange Rate Information

The following table sets forth the applicable exchange rate used for the presentation of financial information in this Annual Report and in the financial statements presented herein:

      Period Ended           Exchange Rate
September 30, 1995           US$1.00 = Rmb8.3175
December 31, 1995            US$1.00 = Rmb8.3179
December 31, 1996            US$1.00 = Rmb8.2982
December 31, 1997            US$1.00 = Rmb8.2798


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

     References to the Company for the year ended 1997 and 1996 are to the consolidated results of CCM and the Company. References to the Operating Company for the year ended 1995 are to the consolidated results of the Operating Company.

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

QCCF

    QCCF engages in the production and sale of steam coal. The QCCF factory was constructed in 1993 and employs the "air-heavy medium fluid bed" dry process of coal preparation, which management believes is a leading production technology worldwide and is appropriate for production in cold and dry regions such as the region where QCCF's factory is located. QCCF's annual production capacity is approximately 750,000 tons of steam coal and the factory operated at 53% of capacity in 1997.

Results of Operations

1997 Compared to 1996

     Net Sales. Net Sales is recorded as gross sales less returns and discounts. Net sales increased from $7,801,000 in 1996 to $9,053,000 in 1997.

     MCCF's sales increased 407% from $259,000 in 1996 to $1,313,000 in 1997.
Net sales of metallurgical coke increased 251% from $259,000 in 1996 to $909,000 in 1997 while volume increased 222% from 6,758 tons in 1996 to 21,783 tons in 1997. The average unit sales price of metallurgical coke increased from $38.32 per ton in 1996 to $41.73 per ton in 1997 because the increase in production improved the quality of product. Upon the receipts of working capital in March of 1997, MCCF terminated the subcontracting agreement with a unrelated party. MCCF resumed the operations and production of metallurgical coke. MCCF produced low-end metallurgical coke as an additional coke product in order to increase revenue and fill backlog orders. In order to alleviate the immediate transportation capacity problems in 1997, MCCF sold 10,466 tons of metallurgical coke at the production point to the subcontracting party which in turn sold to its customers using its own transportation capacity.

     The subcontracting agreement between MCCF and an unrelated party entered in June of 1996 was continued until March of 1997. According to this agreement, the subcontracting party (i) operated the coal production plant
(ii) was obligated to meet all of the operating expenses of the plant, (iii) was entitled to receive all of the revenues from the plant's operation and
(iv) paid to MCCF a subcontracting fee of $723,000 in 96 and $362,000 in 1997, which MCCF was not able to collect $362,000 in 1997 due to the death of Chairman of the Company.

     QCCF's sales of steam coal increased 2.6% from $7,542,000 in 1996 to $7,740,000 in 1997. Coal sales volume decreased 17% from 475,305 tons in 1996 to 396,627 tons in 1997. The average net sales price increased from $15.86 per ton in 1996 to $19.52 per ton in 1997. The decrease in sales volume was mainly due to the shortage of transportation capacity in May 1997. The local government utilized the majority of transportation capacity to transport agricultural products because the harvest was better than expected. The transportation capacity was still in short supply during the remaining year. Although QCCF sold approximately 78,678 tons less steam coal in 1997 when compared to 1996, its sales price increased due to stricter quality control and testing which resulted in higher customer satisfaction and fewer discounts and rebates. Sales to its major customer, Mudanjiang No. 2 Power Plant amounted to 327,743 tons in 1997 as compared to 390,890 tons in 1996. Such decrease was due to a shortage of transportation capacity.

     Cost of sales. The cost of coal sales includes the cost of raw materials, direct labor and benefits, depreciation, transportation and manufacturing overhead.

     MCCF's average unit cost of producing metallurgical coke decreased 45% from $101.21 in 1996 to $55.86 in 1997 due to economy of scale arising from
increased production volume of metallurgical coke.   The average unit cost
of producing low-end metallurgical coke was $8.72 in 1997.

     QCCF's average unit cost of producing steam coal decreased slightly from $10.31 in 1996 to $9.98 in 1997 due to reclassification of selling expenses from cost of sales in 1996 to selling, general and administrative expenses in 1997. Selling expenses amounted to $392,000 in 1997.

     Gross Profit. Gross profit increased 33% from $2,940,000 in 1996 to $3,899,000 in 1997. The increase was primarily attributable to (1) MCCF's gross profit on sales of coke products increased by 42% as the production and sales increased by 407% and (2) QCCF `s gross profit increased by 43% due to increase in average sales price. The increase was partially offset by the decrease in subcontracting income from $723,000 in 1996 to $362,000 in 1997.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 412% to $4,921,000 in 1997 from $961,000 in 1996. The increase of $3,960,000 is mainly attributable to the following factors:

     (1) In 1997, MCCF increased its write-off of trade receivables and subcontracting income in the amount of $1,556,000 due to poor credit management and collection efforts. Salaries and selling expenses increased by $416,000 due to increase in selling effort in 1997. (2) QCCF increased its $311,000 write off of trade and other receivables; increased its loss of $152,000 on retirement of certain transportation vehicles. Salaries and benefits increased by $193,000. Selling expenses increased by $392,000 which was included in cost of sales in 1996. The Company has opened a representative office in Heilongjiang in 1997 which increased the office expenses by $337,000 in 1997 when compared to 1996. (4) The Company incurred additional approximately $432,000 in professional and administrative expenses associated with increased reporting obligations of the Company as the Company is a public entity. There was $88,000 additional amortization of issuance cost when compared to 1996 due to additional financing closed in early 1997.

     Write off of advances to related parties. In 1997 advances totalling $1,768,000 were made under the authority of the former chairman of the Company to the former owner of QCCF which were intended to establish relationships for potential future business opportunities. As the terms of the repayment of the advances were unclear, with the death of the Company's former Chairman, management believes that its ability to realize the advances has been severely impaired and, accordingly, the amounts have been written off in 1997. Management is in the process of negotiating with the former owner of QCCF (an instrumentality of the PRC government) for transfer of title to certain assets to the Company in the satisfaction of the advances. The outcome of these negotiations is uncertain at the present time.


     Interest expenses. Interest expenses was reported net of interest income.

     Interest income increased by $44,000 from $11,000 in 1996 to $55,000 in 1997.

     Interest expenses increased 157% from $433,000 in 1996 to $1,111,000 in 1997. The increase of $678,000 was attributable to the following factors:
(1) The Company incurred additional $480,000 interest expenses on the $6,122,500 convertible notes; (2) increase in MCCF's interest expenses of $306,000 as the local bank and one lender did not waive the interest for 1997 whereas they did in 1996. The increase was offset by a decrease in QCCF interest expenses of $108,000 as average borrowing rate decreased from 18% in 1996 to 9.5% in 1997 and QCCF repaid loan of $648,000 on March 31,
1997 which also reduced QCCF interest expenses.   The Operating Company's
average short-term borrowing rate was 17% in 1996 and 13% in 1997, whereas the long-term borrowing rate was fixed at 14% for both 1996 and 1997.

     Commencing October 1, 1995, the Mishan City government agreed to share one-half of the interest owed by MCCF on certain long-term interest bearing loans. The government's share of interest expenses was $150,000 in 1997 and $197,000 in 1996. This agreement was expired on December 31, 1997. Interest expense in the amount of $341,000 was imputed for the year ended December 31, 1997 on the interest free loan from CCM's joint venture partner at the rate of 16% per annum. Such interest was capitalized as part of MCCF's coal mine use rights.

     Other expenses. In 1997 the former Chairman of the Company withdrew fund in an amount totalling $285,562 from MHXC without the authority of the Company. The Chairman died in October 1997 and the Company has been seeking to recover these amounts from his estate and family. The Company has recorded an expense of $184,000 in "other expense" representing the amounts not yet recovered.

     Income taxes. Substantially all of the Company's current profits accrue in the PRC where the applicable tax rate is currently 33%. However, pursuant to the PRC Income Tax Law, the Operating Company is exempt from income tax for its first two profitable years. This two-year "tax holiday" was to begin with the first profitable year of the Operating Company, measured from its formation on September 16, 1995. For the following three years, the Operating Company will pay income tax at a rate of one-half of the then current tax rate. There is no tax payable in the British Virgin Islands on dividends paid to CCM and the Company by any of their subsidiaries or factories. Therefore, there was no provision for income tax for the year ended December 31, 1997 and 1996.

     Net Income. The Company incurred a net loss of ($3,542,000) in 1997 as compared to a net income of $1,258,000 in 1996. The decrease in earnings of $4,800,000 was mainly attributable to: (1) the increase in the write off of uncollectible receivable and other assets of $2,019,000; (2) increase in net interest expenses of $634,000; (3) increase in selling, general and administration of $857,000 attributable to additional Heilongjiang representative office, additional professional expenses relates to public filing and additional financing activities; (4) increase in selling expenses, salary and benefits in the Operating Company of $1,001,000; (5) additional expenses due to unauthorized payment withdrawn by deceased Chairman in the amount of $184,000; (6) additional writes off of $1,768,000 made to the former owner of QCCF; and (7) decrease in subcontracting income of $361,000. The decrease in net income was partially offset by the increase in gross profit attributable from the increase in sale of metallurgical and steam coal in the amount of 1,320,000 and decrease in minority interest of $839,000.

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

     QCCF's sales of steam coal increased 25% from $6,052,000 in 1995 to $7,542,000 in 1996. Coal sales volume increased 22% from 390,000 tons in 1995 to 475,305 tons in 1996. The average net sales price increased moderately from $15.52 per ton in 1995 to $15.86 per ton in 1996. The increases in both sales volume and sales price were mainly attributable to the following factors: (1) the improved technological application of the "air-heavy medium fluid bed" dry process of coal preparation which enhanced the efficiency of QCCF's production process and improved the quality of the coal produced; (2) stricter quality control of coal inspection and testing processes which resulted in fewer returns and higher prices and (3) increased demand from QCCF's major customer, Mudanjiang No. 2 Power Plant. Sales to Mudanjiang amounted to 390,890 tons in 1996, representing an increase of 78,861 tons, or 25%, as compared to 1995. Approximately 80% of the Operating Company's MCCF's sales were made to Mudanjiang in 1996 as compared to 70% in 1995.

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

     Net Income. Net income before minority interest increased 9% from $1,154,000 in 1995 to $1,258,000 in 1996. The $104,000 increase in earnings was attributable to: (1) the increase of $1,490,000 in sales of steam coal by QCCF; (2) the subcontracting fee of $723,000 earned by MCCF and (3) certain interest expenses forfeited or shared by local banks and the Mishan City government. The increase attributed to these factors was substantially offset by MCCF's decrease in sales of metallurgical coke of $1,635,000 and PRC expenses incurred by the Company in connection with the issuance of the Notes and Warrants.


Liquidity and Capital Resources

     As a holding company, the Company's only sources of cash flow are dividends, if any, paid by the Operating Company and retained net proceeds from its Regulation S offerings of securities. The Company believes that such sources of cash flow are sufficient to fund its operating expenses currently. See "Financing Activities."

     Since the completion of the Regulation S offerings in early 1997. The Company has applied $2,014,000 out of the net proceeds of $5,400,000 to MCCF primarily for its working capital needs. MCCF purchased raw coal and applied in other working capital needs to ramp sales and production during the month of April and November of 1997. Unfortunately, due to poor credit management, MCCF was not able to collect $1,556,000 of its trade receivables and subcontracting income. This created a severe cash flow problem for MCCF at the end of 1997. MCCF's average receivable turnover deteriorated from 135 days in 1996 to 313 days in 1997. As a result of the unwillingness of the local banks and raw coal suppliers to provide credit, MCCF ceased its operations in March of 1998 and its coking facilities are no longer in operational mode due to lack of working capital to maintain the minimum operational condition.

     QCCF has generally satisfied its working capital requirements, capital expenditures and scheduled debt repayments from its operating cash flows. QCCF average receivable turnover deteriorated from 37 days in 1996 to 73 days in 1997 because its major customer Mudanjiang No. 2 Power Plant's management performed the reform in the end period of 1997 and QCCF gave the customer some credit convenience and did not request the customer to effect the due payment at the year end. Therefore, QCCF increased its bank loans of $2.6
million in November-December 1997.   As of December 31, 1997, QCCF had $3.5
million in short-term loans and no long-term debt. Management believes that cash generated from operations will continue to be sufficient to meet QCCF's working capital requirements, planned or anticipated capital expenditures, scheduled debt repayments and other financial commitments.


Capital Expenditures

     Capital expenditures of the Company amounted to $997,000 in 1997, which mainly represented continued expenditures to modernize its older coal production facility, improve productivity, purchase equipment, and replace the transportation equipment and build up the transportation system of QCCF. The Operating Company does not expect significant capital expenditure in 1998.


Financing Activities

     In November 1996, the Company raised net proceeds of approximately $4,500,000 through an offering of convertible notes and warrants in an exempt transaction pursuant to Regulation S under the 1933 Act. Subsequently, in January 1997, the Company raised net proceeds of approximately $900,000 in a follow-on offering of convertible notes and warrants (on the same terms as the November 1996 offering) in another exempt transaction pursuant to Regulation S under the 1933 Act. The convertible notes and the warrants are referred to hereinafter as the "Notes" and the "Warrants." The aggregate principal amount of Notes issued in the November 1996 and January 1997 offerings was $6,122,500. Based on a conversion price of $3.50 per share of Common Stock, the Notes were convertible at the time of issuance into an aggregate of 1,749,293 shares of Common Stock. In connection with the purchase of a Note, each purchaser was issued Warrants exercisable for the same number of shares of Common Stock into which such purchaser's Note was convertible. Including Warrants issued in payment of offering-related fees, the Company issued Warrants exercisable for an aggregate of 1,894,150 shares of Common Stock based on an exercise price of $3.50 per share of Common Stock at the time of issuance. As of June 30, 1998, Notes in the aggregate principal amount of $3,237,500 remained outstanding and Warrants to purchase an aggregate of 1,894,150 shares of Common Stock remained outstanding (based on the initial conversion price of $3.50 per share).

     The Notes bear interest at 8% per annum and the outstanding principal amount of the Notes and any accrued and unpaid interest thereon are payable on the maturity date of November 14, 2001. The Warrants became exercisable to purchase shares of Common Stock on May 14, 1997 and expire on November 14, 1999. The exercise price per share for the Warrants is the same as the conversion price in effect at such time for the Notes. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

     The proceeds from the offerings are being used primarily as follows:
$2,014,000 for purchase of raw coal and working capital of MCCF, $648,000 for bank loan repayment in QCCF, $1,268,000 for loan to the former owner of QCCF government, and $337,000 for the representative office in Heilongjiang, unauthorized withdrawl of $286,000 by the former Chairman and $577,000 for the Company's administrative and reporting expenses with the remaining of $270,000 of cash on hand.

     The Company needs to raise additional financing in order to continue its operation beyond 1998 and there is no assurance that sufficient funds can be raised.

Inflationary Impact

     General inflation of costs had no material impact on the Company's revenues and expenses during the year 1997 and no adverse effects from inflation are anticipated in 1998. The Company has generally been able to adjust the price of its products offered to its customers to minimize any risks associated with inflationary pressures. However, due to the capital-intensive nature of the Company's activities, inflation may have a significant impact on the future development or improvement of the coal operations in the PRC.


Exchange Rate Risk

     The exchange rate between the Renminbi and the U.S. dollar as quoted by the People's Bank of China was US$1.00 = Rmb 8.2798 on December 31, 1997.

     During the last few years, the value of the Renminbi generally has experienced a gradual devaluation against most major currencies, declining from 5.5309 Renminbi per U.S. dollar on December 31, 1992 to 8.2674 Renminbi per U.S. dollar on December 31, 1997. As a result of the adoption of the unitary exchange rate system on January 1, 1994, the official bank exchange rate for Renminbi to U.S. dollars experienced an immediate devaluation of approximately 50% to US$1.00 = Rmb 8.7000 on January 1, 1994. Since the unification of the two-tier exchange rate system effective January 1, 1994, the Renminbi has strengthened somewhat against the U.S. dollar. Since there can be no assurance that the Renminbi exchange rate will not again become volatile or that the Renminbi will not devalue significantly against the U.S. dollar, the Company believes that exchange rate fluctuations may adversely affect the Company's financial performance because of its foreign currency denominated liabilities and may have a material adverse effect on the value, translated or converted into U.S. dollars, of the Company's assets, earnings and dividends, if any. The Company does not currently engage in hedging transactions and does not intend to do so in the future.


ITEM 10.DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers of the Company

     Set forth below is certain information regarding the directors and executive officers of the Company.

                                                   Date First Elected
Name                 Position                      or Appointed

Wang Gongquan (1)    Chairman of the Board         November 1997
                     and President
Luan Jixiang         Director                      April 1997
Wu Chunlai (1)       Director                      April 1997
Zhang Geng Xin (1)   Director                      April 1998

(1)  Member of Audit Committee.


Directors and Executive Officers of CCM

     Set forth below is certain information regarding the directors and executive officers of CCM, a wholly-owned subsidiary of the Company.

                                                   Date First Elected
Name               Position                        or Appointed

Wang Gongquan      Chairman of the Board           November  1997
                   and President



Directors and Executive Officers of the Operating Company

     Set forth below is certain information regarding the directors and executive officers of the Operating Company, which owns and operates the MCCF and QCCF factories. An 80% interest in the Operating Company is owned by CCM.

                                                   Date First Elected
Name                Position                       or Appointed
Wang Gongquan 	     Chairman of the Board          November 1997
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


ITEM 11.COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1997, the aggregate amount of compensation and bonuses paid by the company to executive officers of the Company listed in Item 10 above, for service in all capacities, was approximately $92,000. The grant of bonuses is determined in the sole
discretion of the Board of Directors of the Company.   No compensation was
granted to the Directors listed in Item 10 above.

ITEM 12.OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

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

     The Company issued total of 52,000 options to a consulting firm, the Equity Group, on July 22, 1997 and January 15, 1998: 32,000 options is fully vested with an exercise price of $5.00 per share, and 20,000 options is fully vested with an exercise price of $3.50 or at a lower price at which the Company issues new equity or warrants between January 22, 1998 and January 21, 1999.

     During 1997, holders of Notes converted principal and accrued interest
in the amount of $2,900,000 into 828,644 shares of Common Stock.   As of
June 30, 1998, Notes in the aggregate principal amount of $3,237,500 remained outstanding and Warrants to purchase an aggregate of 1,894,150 shares of Common Stock remained outstanding.

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


ITEM 18.  FINANCIAL STATEMENTS

                        Index to Financial Statements

China Energy Resources Corporation (the "Company")

Independent Auditors' Report                                            F-1

Consolidated Statements of Operations for the years ended December
   31, 1997 and 1996 and the period from August 18, 1995
   (commencement of operations) to December 31, 1995                    F-2

Consolidated Balance Sheets at December 31, 1997 and 1996               F-3

Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1997 and 1996 and for the period from August 18, 1995
   (commencement of operations) to December 31, 1995                    F-4

Consolidated Statement of Cash Flows for the years ended December 31,
   1997 and 1996 and for the period from August 18, 1995(commencement
   of operations) to December 31, 1995                                  F-5

Notes to Consolidated Financial Statements                              F-6


MISHAN COAL CHEMICAL HOLDING COMPANY ("MCCH")

Independent Auditors' Report                                            F-17

Statement of operation for the nine months ended September 30, 1995     F-18

Statement of cash flows for the nine months ended September 30, 1995    F-19

Notes to financial statements                                           F-20


ITEM.19  FINANCIAL STATEMENTS AND EXHIBITS

(a)Financial Statements.

   See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)Exhibits.

   Exhibit Number    Description of Document

      2.1 Long-Term Supply Agreement, dated December 31, 1996, by and among, QCCF Qitaihe City Coal Mine and Mudanjiang No. 2 Power Plant.

               INDEPENDENT AUDITORS' REPORT


To the shareholders and board of directors of

CHINA ENERGY RESOURCES CORPORATION


     We have audited the accompanying consolidated balance sheets of China Energy Resources Corporation (a British Virgin Islands Company) and its subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of operations and cash flows for the years ended December 31, 1997 and 1996 and for the period from August 18, 1995 (commencement of operations) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of China Energy Resources Corporation and its subsidiary as of December 31, 1997 and 1996 and the results of their operations and their cash flows for the year ended December 31, 1997 and 1996 and for the period from August 18, 1995 (commencement of operations) to December 31, 1995 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements for the year ended December 31, 1997 have been prepared assuming that the Company will continue as a going concern. As discussed in note 3 the Company is experiencing difficulty in generating sufficient cash flow to enable it to operate all its facilities and develop its coal mine use right, which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in note 3. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


Deloitte Touche Tohmatsu
Hong Kong
March 31, 1998

                  CHINA ENERGY RESORUCES CORPORATION
                 CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands except per share amounts)

                                                                   Period from
                                                                     August
                                           Year ended  Year ended    18,1995
                                            December   December      to December
                                            31,1997    31, 1996      31, 1995

Net sales                                  $   9,053   $   7,801     $   2,050
Subcontracting income (note 1)                   362         723            -
Cost of sales                                 (5,516)     (5,584)       (1,115)
                                              _______     _______        ______
Gross profit                                   3,899       2,940           935

Selling, general and administrative expenses  (4,921)       (961)         (314)

Write-off of advances to related parties
   (note 12)                                  (1,768)         -             -
                                               ______      _______      _______
Operating (loss) income                       (2,790)      1,979           621

Interest expense                              (1,056)       (422)         (198)

Other (expense) income (note 12)                (190)         46            10
                                               ______      _______       _______
(Loss) income before minority interests       (4,036)      1,603           433

Minority interest                                494        (345)          (87)
                                               ______      _______       _______
Net (loss) income                             $(3,542)   $ 1,258         $ 346
                                               ______      _______       _______
(Loss) earnings per share - Basic             $ (1.18)   $  0.66         $ 0.40
                                               ______      ______        _______
                          - Fully-diluted     $ (1.18)   $  0.57         $ 0.40
                                               ______      _______       _______
Weighted average number of shares outstanding
                          - Basic               2,994      1,918           847
                                               ______      _______       _______
                          - Fully-diluted       2,994      2,314           847
                                               ______      _______       _______

See accompanying notes to consolidated financial statements.

                   CHINA ENERGY RESOURCES CORPORATION
                      CONSOLIDATED BALANCE SHEETS
            (Amounts in thousands except share and per share amounts)

                                                              December 31,
                                                            1997      1996
ASSETS
Current assets:
Cash and cash equivalents                                 $   767   $  4,948
Accounts receivable, net of allowance for doubtful
   accounts of $1,576 (1996:$211)                           2,346      1,244
Prepayments, prepaid expenses, and other assets             1,615      1,471
Inventories (note 6)                                        4,136      3,072
                                                           _______    _______
  Total current assets                                      8,864     10,735
Property, plant and equipment, net (note 7)                18,002     17,926
Value added taxes receivable (note 8)                         140        167
Other assets                                                  387          5
                                                           _______    _______
  Total assets                                           $ 27,393   $ 28,833
                                                           _______    _______
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings (note 9)                           $  5,057   $  3,108
Current portion of long-term debt (note 10)                 1,812        844
Accounts payable                                            1,629      1,052
Customer deposits                                              87        168
Other payables                                              2,392      1,829
Plant construction payables                                    77        434
Amount due to PRC joint venture partner                         -        278
Accrued payroll and employee benefits                         474        309
Accrued interest                                            1,596        901
Other accrued liabilities                                     187          8
                                                           _______    _______
  Total current liabilities                                13,311      8,931
Long-term debt (note 10)
  Related parties                                           2,414      2,058
  Other                                                         -        964
Convertible notes (note 11)                                 2,347      2,347
Minority interests                                          1,739      2,377

Commitments and contingencies (note 13)

Stockholders' equity:
Preferred shares, $0.01 par value, 2,000,000 shares
   authorized, no shares issued and outstanding                  -         -
Common stock, $0.01 par value, 50,000,000 shares authorized,
  3,248,494 (1996: 2,399,850) shares issued and outstanding     32        24
Additional paid-in capital                                  11,762    10,530
(Deficit) retained earnings                                 (1,940)    1,602
Advances receivable from related parties(note 12)           (2,272)       -
                                                            _______   _______
               Total stockholders' equity                    7,582    12,156
                                                            _______   _______
  Total liabilities and stockholders' equity              $ 27,393  $ 28,833
                                                            _______   _______

See accompanying notes to consolidated financial statements.

                    CHINA ENERGY RESORUCES CORPORATION
             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (Amounts in thousands)
                                                                       Advances    Total
                                                Additional   Retained  receivable  stock-
                               Common stock     paid-in      earnings from related holders'
                               Shares   Amount  capital      (deficit)  parties    equity

Issue of shares on establishment
   of China Coal  (note 1)      2,290   $   23   $  7,864     $     -   $    -     $ 7,887
Net income                         -         -          -         346        -         346
                              _______   _______   _______      _______   _______    _______
Balance at December 31, 1995    2,290       23      7,864         346        -       8,233

Merger with Jackson (note 1)      110        1         47          (2)       -          46
Amount created on issuance of
   convertible notes                -        -      2,619           -        -       2,619
Net income                          -        -          -       1,258        -       1,258
                              _______   _______   _______      _______   _______     ______
Balance at December 31, 1996    2,400       24     10,530       1,602        -      12,156
Issues of shares                  848        8      1,232           -        -       1,240
Net loss                            -        -          -      (3,542)       -      (3,542)
Advances to related parties         -        -          -           -     (2,272)   (2,272)

                              ______    _______   _______      _______   _______    _______
Balance at December 31, 1997    3,248   $   32   $ 11,762     $(1,940)  $ (2,272)   $7,582
                              ______    _______   _______      ______    _______    _______

See accompanying notes to consolidated financial statements.

                   CHINA ENERGY RESOURCES CORPORATION
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (Amounts in thousands)
                                                                  Period from
                                                                    August
                                        Year ended   Year ended    18, 1995 to
                                        December      December      December
                                        31, 1997      31, 1996      31, 1995

Cash flow from operating activities:
Net (loss) income                       $  (3,542)    $  1,258       $    346
Adjustments to reconcile net (loss)
  income to net cash (used in)provided
  by operating activities:
    Minority interest                        (494)         345             87
    Loss on disposal of property, plant
      and equipment                           152            -              -
  Depreciation                                643          863            130
  Bad debt provisions                       1,365           15              1
  Write-off of prepaid expenses               289            -              -
  Value added tax on opening debit balance
    utilized                                   27           53             10
Changes in assets and liabilities:
  Accounts receivable                      (2,467)       1,456           (200)
  Inventories                              (1,064)        (105)          (178)
  Prepayments, prepaid expenses, and other
    assets                                   (433)        (427)          (173)
  Accounts payable                            577         (581)          (577)
  Customer deposits                           (81)         (82)             7
  Other payables                              563          288            667
  Amount due to PRC joint venture partner    (278)        (525)           221
  Accrued payroll and employee benefits       165            7             34
  Accrued interest                            695         (580)           245
  Other accrued liabilities                   179          (32)             4
                                           ______       _______        _______
Net cash (used in) provided by operating
  activities                               (3,704)       1,953            624
                                           ______       _______        _______

Cash flow from investing activities:
  Sales proceeds of property, plant and
    equipment                                 129             -             -
  Purchase of property, plant and equipment  (997)       (1,028)         (136)
  Purchase of a subsidiary (net of cash
    acquired)                                   -             -        (7,848)
  (Addition) realization of other assets     (382)            -             3
                                           ______       _______        _______
Net cash used in investing activities      (1,250)       (1,028)       (7,981)
                                           ______       _______        _______

Cash flow from financing activities:
  Advances to related parties              (2,272)            -             -
  Repayment of long-term debt from related
    parties                                     -        (1,266)            -
  Repayment to minority interests            (144)          (83)            -
  Increase in short-term borrowings - net   1,949           140          (309)
  Issuance of convertible notes                 -         2,347             -
  Issuance of common stock                  1,240         2,619         7,887
  Cash and cash equivalents acquired on merger
    with Jackson                                -            45             -
                                            _______      _______       _______
Net cash provided by financing activities     773         3,802         7,578
                                             ______      _______       _______
(Decrease) increase in cash and cash
  equivalents                              (4,181)        4,727           221
Cash and cash equivalents at beginning
  of period                                 4,948           221             -
                                            _______       _______      _______
Cash and cash equivalents at end of period $  767       $ 4,948        $  221
                                             ______       _______      _______

Supplementary disclosures of cash flow information

Cash paid during the period for:

Interest                                    $   405     $ 1,202         $  64

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

MHXC operates two production facilities in Heilongjiang Province, PRC; the Mishan City Coke Factory ("MCCF") and the Qitaihe City Coal Factory. During 1996 the operation of the MCCF plant was subcontracted to a company under the control of the central government under an agreement where the Company received a subcontracting fee of Renminbi 6,000 (approximately $723) and the other party was entitled to all the revenues from the operations of the plant and was obligated to meet all the operating expenses of the plant. MCCF terminated the subcontracting agreement on March 31, 1997 and resumed the production and sales of metallurgical coke during the second quarter of 1997. In March 1998 MCCF temporarily ceased production (see note 3).

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

The principal adjustments made to conform the statutory accounts of MHXC to U.S. GAAP included the following:

    - Adjustment to record the coal mine use right and interest free loan at estimated fair value.

    - Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

    - Adjustment to recognize interest expense on the accruals basis.

    - Adjustment to recognize sales and cost of sales upon shipment to customers.

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


3. GOING CONCERN AND OTHER MATTERS

During 1997 the Company terminated the services of the MCCF plant manager, however, prior to his termination this individual signed various documents that provided collateral to bank lenders of MCCF over MCCF assets.

In 1997, as a result of cash flow shortages, various problems with local management and other operational issues, the facility at MCCF did not operate at full capacity resulting in the closure of that facility in March, 1998. At December 31, 1997 the gross assets of MCCF were $8,643. The Company intends to reopen the facilities when the Company has raised additional finance as the Company anticipates that operating the plant will generate positive cash flows and, therefore, no provision for impairment is required.

                   CHINA ENERGY RESOURCES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                            (Amounts in thousands)


3.  GOING CONCERN AND OTHER MATTERS - (Continued)

MHXC also owns the rights to use the coal mine, which at December 31, 1997 are stated at $7,176, and which are located in Mishan and are planned to supply coking coal for use in MCCF. During 1997 the Company continued its efforts in preparing the mine sites for mining operations and in October 1997 obtained a report prepared by international mining and geological consultants on the coking coal reserve base and associated coal quality. This report recommended that the Company implement various programs to expand the demonstrated coal reserve base and provide support for coal quality documentation. Due to inadequate working capital the Company has not been able to conduct further mine surveys and the Company has been in contact with potential strategic partners to assist in development. The Company needs to complete additional work on the survey and mining plans before the mine is ready for use. In 1997 the Company capitalized interest amounting to $341 in the coal mine use right. No provision for impairment has been made as it is the Company's intention to develop the rights when additional finance is available.

The Company incurred a loss of $3,542 in 1997 and is continuing to operate at a loss subsequent to the balance sheet date and at December 31, 1997 the Company had net current liabilities of $4,447, which excludes any long-term debt that may become current in the event the Company is unable to continue as a going concern. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability.

The Company is in discussion with potential investors to obtain additional equity financing and with governmental agencies to assist in resolving the management and operational issues relating to MCCF.

                     CHINA ENERGY RESOURCES CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                          (Amounts in thousands)


4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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



     Land use rights                   30-50 years
     Buildings                          8-45 years
     Plant and machinery                5-20 years
     Transportation vehicles            5-10 years
     Railway                              50 years

Coal mine use right - Coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended mining operations. Interest is capitalized on the coal mine use right during the period in which activities are in progress necessary to get the mine ready for its intended mining operations. In 1997, 1996 and 1995 interest capitalized amounted to $341, $458 and $110, respectively. Amortization will be provided to write off the value of coal mine use right based on the units extracted compared with estimated total units to be extracted. The coal mine use right and the Company's other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

                       CHINA ENERGY RESOURCES CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                           (Amounts in thousands)


4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Provisions for doubtful accounts - Provisions for doubtful accounts are established based on management's assessment of the recoverability of accounts receivable. The expense amounted to $1,365 in 1997, $15 in 1996 and $1 in 1995.

Repairs and maintenance - Repairs and maintenance costs are charged against income in the period in which they are incurred. The expense is allocated to cost of sales and selling, general and administrative expenses. The aggregate expenses were $47 in 1997, $42 in 1996 and $30 in 1995.

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

(Loss) earnings per share - Fully diluted (loss) earnings per share is based on net (loss) income for the period and the weighted average number of common stock outstanding during each period, plus, the dilutive effect, if any, of certain shares subject to issue in connection with the conversion of the outstanding convertible notes and warrants. Such convertible notes and warrants had no dilutive effect on the loss per share in 1997 but may dilute future earnings per share.

A reconciliation of the earnings and weighted average number of shares used to compute basic and fully-diluted earnings per share for the year ended December 31, 1996 is as follows:


                                                      Weighted average
                                     Earnings          number of shares

   Basic                             $  1,258                1,918
   Effect of convertible debt              53                  396
                                      _______               _______
                                     $  1,311                2,314
                                      _______               _______


New accounting standards not yet adopted - In June 1997, the Financial Accounting Standards Board (FASB) issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating segments in financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated.

In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which amends the disclosure requirements for pension and other postretirement benefits. Adoption of the standard will not significantly change the Company's financial statement disclosures.

                      CHINA ENERGY RESOURCES CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                          (Amounts in thousands)


5. INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiary operate. The Company is not taxed in the British Virgin Islands where it is incorporated. The Company's operations are all in China.

The Company's subsidiary, MHXC, which is incorporated in China, is subject to Chinese income taxes at the applicable tax rate (currently 33%) on taxable income based on income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiary is fully exempt from Chinese income tax on its manufacturing operations for two years starting from the first profit making year and, accordingly, no income taxes were payable in respect of 1996 or 1995. The subsidiary also has a 50% exemption from Chinese income tax for the subsequent three years. The exemptions applicable to these subsidiaries will expire in 1999. At December 31, 1997 the Company and its subsidiaries have no available tax losses.


6. INVENTORIES

                                             December 31,
                                           1997       1996

    Raw materials                     $   3,203    $   3,029
    Finished goods                          724           34
    Consumables                             209            9
                                         _______     _______
Total                                 $   4,136     $  3,072
                                          _______    _______


The amount of work-in-progress is insignificant due to the short production cycle of the manufacturing process.


7. PROPERTY, PLANT AND EQUIPMENT

                                            December 31,
                                           1997           1996

     Coal mine use right              $   7,176       $   6,725
     Land use rights                      1,789           1,780
     Buildings                            6,427           6,378
     Plant and machinery                  2,213           1,966
     Transportation vehicles                727             989
     Railway                              1,442           1,247
                                         ______           _______
     Total                               19,774           19,085
     Less: Accumulated depreciation      (1,778)          (1,766)
     Construction in progress                 6              607
                                        _______           _______
Total                                 $  18,002         $ 17,926
                                       _______            _______


The coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended use. The contractual price of the coal mine use right was $11,312.

Certain property is collateralized for bank borrowings (note 9).

                      CHINA ENERGY RESOURCES CORPORATION
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                             (Amounts in thousands)


8. VALUE ADDED TAXES RECEIVABLE

Value added tax ("VAT") is applicable to MHXC at a rate of 17% on the gross sales amounts and credit given at the same rate for VAT paid on purchases. The net VAT payable is accounted for to the tax authorities.

In accordance with notices issued by the government authorities, the Factory can deem VAT, at the rate of 14%, to have been paid on the opening inventory amount at January 1, 1995 (the date VAT was introduced) and applied against future VAT payable based on criteria to be agreed with the local authorities. This amount has been established as a receivable. The Company believes that the amount will be recoverable against future VAT payable subject to approval as to timing by the tax authorities. Amounts of $ 27, $53 and $10 were utilized in 1997, 1996 and 1995, respectively


9. SHORT-TERM BORROWINGS

Short-term borrowings represent short-term loans provided by banks and other lenders to the Company's PRC subsidiary.

                                                               December 31,
                                                              1997      1996
Short-term borrowings at the end of period                   $ 5,057  $ 3,108
Weighted average interest rate on borrowings at end of period    13%      17%


Interest rates are determined periodically by the banks and other lenders in consultation with the Company's subsidiary and are normally subject to annual review. There are no formal short-term credit facilities with the banks and short-term borrowings are negotiated on a loan-by-loan basis.

At December 31, 1997, short-term borrowings of $2,896 and long-term bank loans of $1,812 were secured over property, plant and equipment with a net book value of $9,161.

                       CHINA ENERGY RESOURCES CORPORATION
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                              (Amounts in thousands)


10. LONG-TERM DEBT

                                                           December 31,
                                                         1997      1996
Long-term debt, which is unsecured, consists of:

Bank loans at fixed interest rates
  (14.04% at December 31, 1997)
Due in 1997                                             $    -     $  844
Due in 1998                                              1,086        241
Due in 1999                                                242        241
Due in 2000                                                242        241
Due in 2001                                                242        241
                                                        _______    _______
                                                         1,812      1,808
                                                        _______    _______
Interest free loan from PRC joint venture partner
Due in 2002                                              1,334      1,331
Due in 2003                                              1,334      1,331
Due in 2004                                              1,335      1,332
Due in 2005                                              1,335      1,332
Due in 2006                                              1,335      1,332
                                                         _______   _______
                                                         6,673      6,658
Less: notional interest                                  4,259      4,600
                                                         _______   _______
                                                         2,414      2,058
                                                         _______   _______
Total                                                    4,226      3,866
Current portion of long-term debt                        1,812        844
                                                        _______    ______
Long-term debt, less current portion                   $ 2,414    $ 3,022
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

With effect from October 1, 1995 the government of Mishan City agreed to share 50 percent of the interest paid by MCCF on the long-term interest - bearing loans. The government's share of interest expense amounted to $150 in 1997, $197 in 1996 and $50 in 1995. This agreement expired in December 31, 1997. The interest shared by the local government party of $150 in 1997 and $197 in 1996 has been netted against interest expense in the statement of operations, as well as $166 in 1996 of interest forfeited by the bank lender of the loan.

During 1997, interest was not paid and became overdue and as a result all long-term bank loans are currently in default and have been classified as current liabilities.

                      CHINA ENERGY RESOURCES CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                            (Amounts in thousands)


11. CONVERTIBLE NOTES

At December 31, 1997 the Company had outstanding convertible notes with detachable warrants amounting to $2,347 which were issued in 1996. These notes carry interest at 8 percent per annum and the principal amount and the accrued interest thereon are payable in 2001.

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

In 1997 the Company issued convertible notes with a face value of $1,000 and holders converted principal and accrued interest of $2,900 into the Company's common stock resulting in the issue of 848 shares.

The holders of the warrants detached from the convertible notes are entitled to purchase from the Company at any time on or after May 14, 1997 or from time to time before 5:00 p.m. on November 14, 1999 fully paid and nonassessable shares of common stock, $0.1 par value per share, of the Company, as adjusted in the event that the following computation results in a greater number of shares: the quotient obtained by dividing the principal amount of the loan from the holder to the Company pursuant to a note from the Company to the holder by the purchase price. The purchase price shall be subject to a floor price and a ceiling price and shall equal 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the date of exercise; provided, however, that in the event of a qualifying offering, the floor price shall be adjusted to equal 60% of the offering price per share in such qualifying offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share and (ii) shall never exceed $8.50 per share.

                      CHINA ENERGY RESOURCES CORPORATION
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                             (Amounts in thousands)


12. RELATED PARTY TRANSACTIONS

In 1997 advances totalling $1,768 were made under the authority of the former Chairman of the Company to the former owner of QCCF which were intended to establish relationships for potential future business opportunities. As the terms of the repayment of the advances were unclear, with the death of the former Chairman current management believes that its ability to realize the advances has been severely impaired and, accordingly, the amounts have been written off in 1997.

In 1997, the Company advanced $2,272 to the bank of the former owner of QCCF to settle loans and interest owed by the former owner of QCCF to the bank. The receivable at December 31, 1997 of $2,272 is repayable on demand and is interest free.

In 1997 the former Chairman of the Company withdrew amounts totalling $286 from MHXC without authority of the Company. The Chairman died in October 1997 and the Company has been seeking to recover these amounts from his estate and family. The Company has recorded an expense of $184 in other income (expense) representing the amounts not yet recovered.

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


13. COMMITMENTS AND CONTINGENCIES

At December 31, 1997, the Company and its subsidiaries had no contracted capital expenditure.

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


14. FOREIGN CURRENCY EXCHANGE

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The conversion of Renminbi into US dollars and other foreign currencies is based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. The exchange rate at December 31, 1997 was US$1 = Rmb8.2798.

Foreign investment enterprises may generally remit out of the PRC profits or dividends derived from a source within the PRC, subject to the availability of foreign currency. Except for such profits or dividends, remittance out of the PRC by foreign investors of any other amount (including proceeds from a disposition of an investment in the PRC) is subject to the approval of State Administration of Foreign Exchange and to the availability of foreign currency (at the central government or provincial level). In addition, if there is a deterioration in the PRC's balance of payments or for other reasons, the PRC may impose restrictions on foreign currency remittances abroad. No assurance can be given that the Company's PRC subsidiary will be able or permitted to remit out of the PRC amounts due to the Company.

                        CHINA ENERGY RESOURCES CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                             (Amounts in thousands)


15. CONCENTRATION OF CREDIT RISK

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


16. FINANCIAL INSTRUMENTS

The carrying values of financial instruments, including cash and cash equivalents and short-term borrowings, were equal to their approximate fair value as of December 31, 1997 because of the relatively short maturities of these investments. At December 31, 1997 the fair value of the bank loans and the interest free loan from the PRC joint venture partner were approximately $1,812 and $2,414, respectively, estimated based on the discount rate the seller would pay to a credit-worthy third party to assume its obligation.


17. EMPLOYEE RETIREMENT BENEFITS

All the subsidiary's full-time employees are entitled to a retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension obligations of retired staff. The PRC subsidiary is required to make contributions to the state retirement plan at 17-25% of the monthly salaries of the current full-time employees subject to local authorities' discretion. Employees are required to make contributions at 2-3% of their basic salary. Contract and part-time employees are not entitled to such benefits. The expense of such arrangements to the subsidiary was immaterial for the period. The Company and its subsidiaries are not obligated under any other post-retirement plans and post-employment benefits are not material.


18. SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK AND MAJOR
CUSTOMERS

The Company through its PRC subsidiary is engaged in one industry segment, the manufacture and sale of coal products in the PRC where the PRC subsidiary's operations are located. One customer, Mudanjiang No. 2 Power Plant of Heilongjiang Province, PRC, accounted for 71% of net sales in 1997, 80% in 1996, and 83% in 1995.

               INDEPENDENT AUDITORS' REPORT



To the shareholders and board of directors of

MISHAN COAL CHEMICAL HOLDING COMPANY


We have audited the accompanying statements of operations and cash flows of Mishan Coal Chemical Holding Company (the "Factory") for the nine months ended September 30, 1995, all expressed in Renminbi. These financial statements are the responsibility of the management of China Coal Mining (B.V.I.) Co. Ltd. and the Factory. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of the Factory for the nine months ended September 30, 1995 in conformity with accounting principles generally accepted in the United States of America.



Deloitte Touche Tohmatsu
Hong Kong
November 13, 1995

                  MISHAN COAL CHEMICAL HOLDING COMPANY
                      STATEMENT OF OPERATIONS
                       (Amounts in thousands)

                                                 Nine months      Nine months
                                                   ended             ended
                                                  September        September
                                                  30, 1995          30, 1995
                                                     Rmb               US$

Net sales                                          49,019           5,896
Cost of sales                                      34,263           4,121
                                                  _______           _____
Gross profit                                       14,756           1,775
Selling, general and administrative expenses        6,616             796
                                                   ______           _____
Operating income                                    8,140             979
Interest expense                                   (1,276)           (154)
Other income, net                                     131              16
                                                   ______           _____
Income before income taxes                          6,995             841
Provision for income taxes (note 4)                    -               -
                                                   _______          ______
Net income                                          6,995             841
                                                   _______           _____


See accompanying notes to financial statements.

                   MISHAN COAL CHEMICAL HOLDING COMPANY
                        STATEMENT OF CASH FLOWS
                         (Amounts in thousands)

                                                  Nine months    Nine months
                                                     ended         ended
                                                   September      September
                                                   30, 1995       30, 1995
                                                      Rmb            US$

Cash flow from operating activities:
Net income                                            6,995          841
Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                      2,971           357
  Changes in assets and liabilities:
    Accounts receivable                             (10,321)       (1,242)
    Inventories                                      (6,850)         (824)
    Prepayments and other assets                     (1,994)         (240)
    Accounts payable                                  5,292           637
    Customer deposits                                   769            92
    Other payables	                                     899           108
    Plant construction payables                       2,198           264
    Amount due to a former owner                     (3,581)         (430)
    Accrued payroll and employee benefits               879           106
    Accrued interest                                  3,679           443
    Other accrued liabilities                          (175)          (21)
                                                      ______         ______
Net cash provided by operating activities               761            91
                                                      _______        ______
Cash used in investing activities:
  Purchase of property, plant and equipment          (7,477)         (899)
                                                      _______         ______
Cash flow from financing activities:
  Increase in short-term borrowings                   13,403         1,612
  Repayment of short-term borrowings                  (6,480)         (779)
  Withdrawal of capital                                 (605)          (73)
                                                      _______         ______
Net cash provided by financing activities              6,318           760
                                                       _______        ______
Decrease in cash and cash equivalents                   (398)          (48)
Cash and cash equivalents at beginning of period         796            96
                                                       _______        ______
Cash and cash equivalents at end of period               398            48
                                                       _______        ______

Supplemental disclosure of cash flow information

Cash paid during the period for:

Interest                                               1,648            198


See accompanying notes to financial statements.

                 MISHAN COAL CHEMICAL HOLDING COMPANY
                    NOTES TO FINANCIAL STATEMENTS
    (Amounts in thousands, expressed in Renminbi unless otherwise stated)


1.  ORGANIZATION AND BASIS OF PRESENTATION

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

The accompanying financial statements present the results of operations and cash flows of the factory from January 1, 1995 to September 30, 1995. Subsequent to that date MHXC succeeded to the business of the Factory.


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

The principal adjustments made to conform the statutory accounts of the Factory to U.S. GAAP included the following:

    -Additional allowance for doubtful accounts receivable;

    -Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

    -Adjustment to recognize interest expense on the accruals basis.

    -Adjustment to recognize sales and cost of sales upon shipment to customers.

    -Adjustment to write back excess provisions made by the Factory.

    -Adjustment to include the attributable share of transportation cost in closing inventories.


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

                     MISHAN COAL CHEMICAL HOLDING COMPANY
                        NOTES TO FINANCIAL STATEMENTS
    (Amounts in thousands, expressed in Renminbi unless otherwise stated)


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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


    Buildings                  8-45 years
    Plant and machinery        5-20 years
    Transportation vehicles    5-10 years
    Railway use right            50 years


Net sales - Net sales represent the invoiced value of products, net of sales taxes. Sales are recognized when products are shipped to customers.

Foreign currency translation - Foreign currency transactions are translated into Renminbi at the applicable rates of exchange, quoted by the Shanghai foreign exchange adjustment centre ("Swap Centre") before January, 1, 1994 and People's Bank of China (the "PBOC") on or after January 1, 1994, prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable Swap Centre or PBOC rate prevailing at the relevant balance sheet date. Substantially all the transactions of the Factory are denominated in Renminbi and the Factory did not have any material monetary assets or liabilities denominated in foreign currencies.

Repairs and maintenance - Repair and maintenance costs are charged against income in the period in which they are incurred. The expense is allocated to cost of sales and selling, general and administrative expenses. The aggregate expenses amounted to Rmb119 for the nine months ended September 30, 1995.

Taxation - The Factory, being a state-owned enterprise, was subject to PRC income taxes at the applicable tax rate of 33% on the taxable income as reported in the statutory accounts adjusted for taxation in accordance with the relevant income tax laws applicable to state-owned enterprises.

Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non current based upon the classification of the related asset or liability in the financial statements. During the periods presented there were no significant temporary differences.

Translation into United States Dollars - The financial records of the Factory are maintained, and its financial statements are expressed, in Renminbi. The translations of Renminbi amounts into US dollars are for convenience only and have been made at the rates of Rmb8.319 to US$1, the exchange rate quoted by the PBOC on September 30, 1995. Such translations should not be construed as representations that the Renminbi amounts could be converted into US$ dollars, at that rate or any other rate.

                       MISHAN COAL CHEMICAL HOLDING COMPANY
                         NOTES TO FINANCIAL STATEMENTS
      (Amounts in thousands, expressed in Renminbi unless otherwise stated)


4.  TAXES

Income taxes - Income is subject to taxation in the PRC and the statutory income tax rate in the PRC was 33% for the nine months ended September 30, 1995. A reconciliation of the statutory income tax rate and the effective tax rate is as follows:

                                                          Nine months
                                                            ended
                                                           September
                                                            30, 1995
                                                              %

     Statutory tax rate in PRC                                33
     Change in valuation allowance due to tax loss of MCCF     3
     Tax attributable to income tax liabilities
          borne by former owner (see note 6)                 (29)
     Other                                                    (7)
                                                            ______
                Effective tax rate                             -
                                                            _______


During the nine months ended September 30, 1995, no provision for income tax for MCCF has been made as there is no assessable profit for the relevant period.


5.  VALUE ADDED TAXES RECEIVABLE

Effective January 1, 1994 value added tax ("VAT") was introduced at a rate applicable to the Factory of 17% on the gross sales amounts and credit given at the same rate on the VAT paid on purchases. The net VAT payable is accounted for to the tax authorities.

In accordance with notices issued by the government authorities, the Factory can deem VAT, at the rate of 14%, to have been paid on the opening inventory amount and applied against future VAT payable based on criteria to be agreed with the local authorities. This amount has been established as a receivable. Management believes that the amount will be recoverable against future VAT payable subject to approval as to timing by the tax authorities. No utilization was made for nine months ended September 30, 1995.

                     MISHAN COAL CHEMICAL HOLDING COMPANY
                        NOTES TO FINANCIAL STATEMENTS
      (Amounts in thousands, expressed in Renminbi unless otherwise stated)


6.  RELATED PARTY TRANSACTIONS

Under an agreement dated and effective January 1, 1994, QCCF has paid an amount of Rmb4,241 for nine months ended September 30, 1995 to Qitaihe City Fuel Company ("QCFC"). In return QCFC would be responsible for the income tax liabilities, certain operating expenses and interest expenses of QCCF. Without this arrangement, income tax would have been levied on the income of QCCF at the applicable income tax rate for the nine months ended September 30, 1995 and income tax expense would have been approximately Rmb1,622. The interest expense borne by QCFC on behalf of QCCF was Rmb1,414 for the nine months ended September 30, 1995. The above agreement was terminated with effect from October 1, 1995.

The local government has granted the Factory the rights to use the land on which the Factory is located without time limit and without charging annual fees.

Substantially all of the Factory's sales, purchases, raw materials and purchases of ancillary items are with state-owned enterprises. Even though such state-owned enterprises may be regarded as having the same beneficial owner, the PRC central government, such state-owned enterprises are frequently under separate control and do not possess any management, ownership or other interest in each other. As a result, the Factory does not view transactions with such state-owned enterprises as constituting related party transactions.


7.  CONCENTRATION OF CREDIT RISK

The Factory's trade receivables in respect of sales on credit terms are subject to a concentration of credit risk with customers in the industrial sectors of steel making, metallurgy, electricity and other heavy industries. In addition, the Factory has no formal credit terms and its sales are predominantly to PRC companies. Therefore, the Factory's ability to collect its trade receivables is related to the economic conditions in these industrial sectors and in the PRC as a whole.

                   MISHAN COAL CHEMICAL HOLDING COMPANY
                     NOTES TO FINANCIAL STATEMENTS
     (Amounts in thousands, expressed in Renminbi unless otherwise stated)


8.EMPLOYEE RETIREMENT BENEFITS

All the Factory's full-time employees are entitled to a retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension obligations of retired staff. The Factory is required to make contributions to the state retirement plan at 15-25% of the monthly salaries of the current full-time employees subject to local authorities' discretion. Employees are required to make contributions at 2% of their basic salary. Contract and part-time employees are not entitled to such benefits. The expense of such arrangements to the Factory was immaterial for all periods. The Factory is not obligated under any other post-retirement plans and post-employment benefits are not material.


9.  SEGMENT INFORMATION

The Factory is engaged in one industry segment, the manufacture and sale of coal products in the PRC where its operations are located. One customer, Mudanjiang No. 2 Power Plant of Heilongjiang Province, PRC, accounted for 75% of net sales for the nine months ended September 30, 1995.

                                SIGNATURE


          Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by undersigned, thereunto duly authorized.




                                   CHINA ENERGY RESOURCES CORPORATION



                                   By: /s/Wang Gongquan
                                          Wang Gongquan
                                   Chairman of the Board and President





Date: July 15, 1998


                               EXHIBIT INDEX


Exhibit
Number                       Description of Document

2.1 Long-Term Supply Agreement, dated December 31, 1996, by and among, QCCF, Quitaihe City Coal Mine and Mudanjiang No. 2 Power Plant.



                                                             EXHIBIT 2.1

Long-Term Supply Agreement, dated December 31, 1996, by and among, QCCF, Qutaihe City Coal Mine and Mudanjiang No. 2 Power Plant.


English Translation

Long-Term Supply Agreement Between QCCF and Mudanjiang No. 2 Power Plant

Parties to the Agreement:
Party A: QCCF and Qitaihe City Coal Mine (Collectively "Party A")
Party B: Mudanjiang Bardar Electric Industrial Co. (a company belonging to the Mudanjiang No. 2 Power Plant)

In order to meet the demand created by the improvement made by the PRC government in the existing coal-electrical system which emphasizes on the direct sales beteween coal suppliers to power plants, this agreement is made between QCCF and Mudanjiang No. 2 Power Plant ("Mudanjiang"). The purpose of this agreement is to stabilize the supply and demand relationship between the parties. This agreement is made because both parties were satisfied with the previously established co-operative ventures in 1994 and 1995.

1. Term (7 years)

The parties agree that the period of the agreement is from January 1, 1997 to January 1, 2004.

2. Method of Cooperation

(i) Party A uses its existing factory and coal production facility as investment.
(ii) Mudanjiang has contributed RMB 2 million on January 1, 1994 and January 1, 1995.
(iii) It is supposed that Mudanjiang will purchase 15 rail transportation cars.

3. Duties of Party A

(i) Responsible for daily operation and administrative work.
(ii) Supply 900,000 tons of coal to Mudanjiang every year.
(iii) Responsible for arranging rail transportation plan.
(iv) Responsible for repayment of amount owed to Mudanjiang after the agreement becomes effective on January 1, 1997.

4. Duties o Mudanjiag

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

7. Breach of the Agreement

(i) Except for uncontrollable reasons, any party, who does not fulfill the obligations under the agreement or terminate the agreement without the consent of the other party, is liable for payment of damages to the other party. The damages shall equal 30% o the coal value not fulfilled under the agreement.
(ii) If economic loss is suffered as a result of a breach of agreement, the breaching party shall pay for the economic loss suffered by the other party and compensatory damages.

8. Dispute Settlement

(i) In the event of any dispute, the parties should try to resolve them based on friendly, mutuall concession, otherwise, any dispute will be settled in a local court of PRC.

9. Any deficiency in this agreement will be discussed and resolved by the parties.

The agreement will be effective from January 1, 1997.

Party A: QCCF:
Legal representative:
Signature of Mr. Luan Jixiang





Mudanjiang Bardar Electric Industrial Co.
Signature of the Legal representative



December 31, 1996