Form 20-F
period 1998-12-31
CHINA ENERGY RESOURCES CORP
filed 1999-07-15
CIK 925527

SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the transition period from ______________ to
     ____________

                         Commission file number: 1-14606

                       CHINA ENERGY RESOURCES CORPORATION
             (Exact name of Registrant as specified in its charter)

                      ------------------------------------


                             BRITISH VIRGIN ISLANDS
                 (Jurisdiction of incorporation or organization)


Citco Building, Wickhams Cay                  971-B Russell Avenue
P.O. Box 662, Road Town                       Gaithersburg
Tortola, British Virgin Islands               Maryland 20879
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                      ------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.


                                                    Name of Each Exchange
             Title of Each Class                     on Which Registered
   ---------------------------------------         -----------------------
   Common Stock, par value $0.01 per share         American Stock Exchange

                      ------------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act.

                                      NONE
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 1998, 3,248,494 common shares, par value $0.01 per share (the "Common Stock"), were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes / / No /X/

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 / / Item 18 /X/

                CERTAIN DEFINITIONS AND SUPPLEMENTAL INFORMATION

    All references to "China" or "PRC" in this Annual Report are references to The People's Republic of China. Unless otherwise specified, all references in this Annual Report to "U.S. dollars," "dollars," or "$" are to United States Dollars; all references to "Renminbi" or "Rmb" are to Renminbi, which is the official currency of China. Unless otherwise specified, for the convenience of the reader, translation of amounts from Renminbi to U.S. dollars have been made in this Annual Report at the exchange rates indicated in Item 8. "Selected Financial Data -- Exchange Rate Information," as quoted by the People's Bank of China. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate. See
Item 6. "-- Exchange Controls and Other Limitations Affecting Security Holders -- PRC."

    The financial statements of China Energy Resources Corporation (the "Company") are presented in U.S. dollars. All financial statements of the Company presented herein have been prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP").

                           FORWARD-LOOKING STATEMENTS

    This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are not guarantees of future performance and involve a number of substantial risks and uncertainties that could materially affect the subsidiaries of the Company, including, without limitation, the subsidiaries' operations, markets and ability to generate revenue and profits, and, accordingly, the price of the Company's common stock, par value $.01 per share (the "Common Stock"). Among the factors that could cause actual results to differ are changes in the planned economic development of the PRC, competitive pressures, delays or difficulties in increasing capacity utilization at existing production facilities, delays in development of mining operations, a significant increase in PRC coal production capacity or a significant decrease in demand for the Operating Company's (as defined herein) products, changes in PRC regulation or taxation of foreign equity joint ventures, increased PRC regulations of the mining, production and sale of coal under the National Coal Act, increased or more stringent PRC environmental regulations and the tightening of PRC exchange controls. The Company has experienced difficulty in generating sufficient cash flow to enable it to operate all its facilities and develop its Coal Mine Use Rights (as defined herein). These difficulties have raised substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are described in "Item 1.--Description of Business" and note 3 to the Financial Statements.


                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS

HISTORICAL BACKGROUND

    The Company was incorporated on March 15, 1996, under the International Business Companies Act of the British Virgin Islands (the "IBC Act"). The Company is a holding company which is the sole shareholder of China Coal Mining (B.V.I.) Co. Ltd. ("CCM"), a corporation organized under the IBC Act. Pursuant to a joint venture agreement dated September 16, 1995, CCM acquired an eighty percent (80%) interest in Mishan Hua Xing Coke Limited ("MHXC"), a Sino-foreign equity joint venture company organized in the PRC. Pursuant to this agreement, CCM paid cash in the amount of $7,886,000 for its 80% interest in MHXC. The MHXC joint venture agreement expires in 2025. CCM purchased its interest in MHXC from the government of the PRC, which remains the owner of a 20% interest in MHXC. MHXC succeeded to the business of Mishan Coal Chemical Holding Company, a PRC government-owned enterprise ("MCCH"), which owned and operated two production factories: Mishan City Coke Factory ("MCCF") and Qitaihe City Coal Factory ("QCCF"). The financial results of the Company have been primarily derived from the operations of MCCF and QCCF.

    In December 1995, the principals of the Company entered into a definitive agreement for the merger of Jackson Holding Corp. ("JHC") with and into the Company. JHC was incorporated for the sole purpose of acquiring or merging with an unspecified operating business.

    In connection with the merger, which was consummated in November 1996, the Company issued 109,850 shares of Common Stock to the shareholders of JHC in exchange for all of the issued and outstanding shares of common stock of JHC. At the time of the merger, JHC had no operating assets.

    On April 21, 1997, the Company listed 5,898,436 shares of Common Stock on the American Stock Exchange, which included 3,248,494 shares outstanding and 2,649,942 shares reserved for issuance.

    All of the Company's operations are conducted through its operating subsidiary, CCM, and in turn through the PRC-based MHXC joint venture to which CCM is a party (referred to hereinafter as the "Operating Company"). The Operating Company has two wholly-owned coal refining operations, MCCF and QCCF.

RECENT DEVELOPMENTS

    MANAGEMENT AND OPERATIONAL DIFFICULTIES AT MCCF AND QCCF. During the fiscal year ended December 31, 1998 ("1998"), the Company experienced significant management and operational difficulties with MCCF and QCCF.

    MCCF. During the fiscal year ended December 31, 1997 ("1997") the Company terminated the services of the MCCF plant manager for substandard management performance in general, including substandard collection efforts. However, prior to his termination, the plant manager improperly signed various documents that provided collateral to local banks affiliated with the Mishan City Municipal Government ("Mishan") over MCCF assets. In March 1998, MCCF ceased operations due to the depletion of its working capital, which was entirely depleted due to a large amount of uncollected trade receivables and poor operating management. The situation was exacerbated by the refusal of local banks and raw coal suppliers to advance further credit. Currently, MCCF only retains a minimum workforce and incurs minimum expenses to maintain its facility. Total sales by MCCF to its customers during 1998 amounted to $52,000. In addition, coke products valued at $659,000 were used to settle debts due to suppliers and coke valued at $175,000 was used to settle wages due to workers.

    In June 1999, the Company entered into a memorandum of understanding with Mishan whereby the Company agreed to transfer most of MCCF's assets to Mishan in exchange for cancellation of MCCF's indebtedness to local banks. The memorandum of understanding was subsequently memorialized in a contract with Mishan dated July 10, 1999. Pursuant to the memorandum of understanding and subsequent contract, the Company will retain MCCF's mining rights (the "Coal Mine Use Rights"), which were granted on June 20, 1995 and continue in force for 100 years. Management intends to seek a third party who would use the Coal Mine Use Rights in exchange for a negotiated royalty fee. For a discussion of MCCF's operations, see "--Subsidiary Operations--MCCF."

    QCCF. During the third quarter of 1998, it came to the attention of the Company that QCCF was operating independently from MHXC and the Company and was under the direction and influence of the local government in the PRC. QCCF refused to comply with financial and business reporting protocols and disputed that its operations were under the direction and control of the Company. However, after a change in the executive management of the Company (as described below) the Company's independent accountants were able to complete a certified audit for 1998, and QCCF has subsequently complied with various directives from the new management. Currently, management is in discussions with QCCF and local government officials in an effort to fashion long-term solutions to the operational and management issues. In addition, the Company is negotiating with QCCF regarding the repayment terms of between $3 million and $4 million in debt owed to the Operating Company by QCCF. However, final agreements are not currently in place, and there can be no assurance that the Company and QCCF will be able to negotiate long-term solutions to such operational and management issues or that the Company will successfully negotiate the repayment terms of such $3-4 million debt. For a discussion of QCCF's operations, see "--Subsidiary Operations--QCCF."

    TRANSACTIONS WITH CHINA ORIENT GROUP INDUSTRIES, INC. AND ITS AFFILIATES, AND RESULTING CHANGE OF EXECUTIVE MANAGEMENT. In response to the management and operational difficulties at MCCF and QCCF, former management of the Company began discussions with officers of China Orient Group Industries, Inc., a private sector conglomerate in the PRC (the "Orient Group"), and its affiliates regarding an investment by the Orient Group in the Company and a possible change in the Company's executive management. Such discussions resulted in a change of executive management of the Company and certain financing agreements which are described below.

    THE STOCK AND WARRANT PURCHASE AGREEMENT. In December 1998, the Company and America Orient Group, Inc. a Maryland corporation and wholly owned subsidiary of the Orient Group ("AOG"), executed a stock and warrant purchase agreement whereby the Company agreed to sell to AOG 5,000,000 shares of Common Stock and a warrant to purchase 5,000,000 shares of Common Stock for an aggregate price of $1.0 million (the "Stock and Warrant Purchase Agreement"). Such warrant is exercisable at any time after the closing of the Stock and Warrant Purchase Agreement (the "Exercise Date") in the five years following the Exercise Date, in whole or in part, at the lower of (a) 75% of the average closing price of the Common Stock for the 30 days immediately prior to such exercise, or (b) as follows: $0.75 per share in 1999; $1.00 per share in 2000:
$1.50 per share in 2001; $2.00 per share in 2002; and $3.00 per share in 2003 (subject to adjustments for stock splits, stock dividends and similar transactions). Closing of the Stock and Warrant Purchase Agreement is subject to several conditions which are further described in the Stock and Warrant Purchase Agreement. See "Exhibit 2.1"

    AOG LOANS TO THE COMPANY. In February 1999, AOG loaned the Company $24,160 at an interest rate of 8% per annum payable on demand for working capital purposes in exchange for a convertible note (the "AOG Convertible Note") and a warrant to purchase 120,800 shares of Common Stock at an exercise price of $0.20 per share. Based on a conversion price of $0.20 per share, the AOG Convertible Note was convertible at the time of issuance into 120,800 shares of Common Stock. In March 1999, the Company issued a revolving convertible note to AOG of up to $250,000 at an interest at 8% per annum payable on demand (the "Revolving Note"). AOG may convert any amounts owed under the Revolving Note to Common Stock on the same terms as the AOG Convertible Note. In April 1999, the Revolving Note was increased to up to $1.3 million, and as of July 1999 the Company had outstanding borrowings under the Revolving Note of approximately $326,000.

    ORIENT FINANCE CO. LOAN TO THE COMPANY. In March 1999, the Company, together with MHXC, entered into a definitive loan and guarantee agreement with Orient Finance Co. ("Orient Finance") for a $2.0 million term loan of three years with a one-year grace period and a 6.625% interest rate per annum (the "Loan Agreement"). The Loan Agreement provides no conversion features. Orient Finance is a subsidiary of the Orient Group and, accordingly, an affiliate of AOG. Under the terms of the Loan Agreement, as amended in July 1999, the $2.0 million will be disbursed to MHXC no later than July 31, 1999.

    JOINT VENTURE AGREEMENT WITH JINZHOU HARBOR (GROUP) CO. LTD. In March 1999, the Company, through CCM, entered into a definitive agreement (the "Jinzhou Agreement") with Jinzhou Harbor (Group) Co. Ltd., a majority owned subsidiary of the Orient Group and affiliate of AOG ("JHG"), to form Jinzhou Port Coal Terminal Co. Ltd. (the "Jinzhou Terminal"). Under the original Jinzhou Agreement, CCM was to invest approximately $11 million for a 60% interest in the Jinzhou Terminal. In order to comply with rules of the Shanghai Stock Exchange, where JHG shares are traded, the Jinzhou Agreement was amended in July 1999 to provide for CCM to invest $7.4 million for a 49% interest in the Jinzhou Terminal. Funding for the $7.4 million investment is expected to be financed by AOG's exercise of its warrant to purchase 5,000,000 shares of Common Stock under the Stock and Warrant Purchase Agreement and other purchases of the Common Stock by AOG or its affiliates. If the Jinzhou Agreement is consummated, the Jinzhou Terminal is expected to derive revenues primarily from coal and oil and gas port activity. However, management has not completed its long-term business strategy, and no assurance can be given that the Jinzhou Agreement will be consummated.

    CHANGE IN EXECUTIVE MANAGEMENT. In connection with the Stock and Warrant Purchase Agreement, the loans from AOG and Orient Finance to the Company and the Jinzhou Agreement, executive officers from AOG and the Orient Group assumed control of Company management, which included the resignation of Mr. C.T. Yeh, the President, Chief Executive Officer and Acting Chairman of the Company, on March 3, 1999 and the appointment of Mr. Bill H. Zhao, a director and Executive Vice President of AOG, as President, Chief Executive Officer and Chairman of the Board of the Company the same day. In April 1999, the Company appointed Guoliang Guan, a director and Senior Vice President of AOG, as a director of the Company. In addition, upon closing of the Stock and Warrant Purchase Agreement, the Board of Directors of the Company (the "Board") will be expanded to include appointments of AOG so as to give AOG appointees management control of the Company. Management believes that implementation of its business strategy, including the continued operation of QCCF, consummation of the Stock and Warrant Purchase Agreement and the Loan Agreement, will allow the Company to continue as a going concern; however, there can be no assurance that such business strategy will be implemented or, if implemented, capable of restoring profitable operations in the future.

SUBSIDIARY OPERATIONS

MCCF

    When operating, MCCF engages primarily in the production and sale of metallurgical coke. MCCF completed its steam coal preparation facility in 1993. In 1995, MCCF completed construction of an additional production facility to process steam coal into metallurgical coke and foundry coke. This facility has been designed for annual production capacities of approximately 200,000 tons of steam coal, approximately 85,000 tons of metallurgical coke and approximately 56,000 tons of foundry coke. The total output of metallurgical coke only reached 19,880 tons in 1998, accounting for 23% of its production capacity for metallurgical coke. Improvements to the facility, which cost approximately $3.0 million, were financed through an unsecured loan by a local PRC bank at a fixed term rate of 15.3% per annum. These improvements enabled MCCF to produce metallurgical coke and foundry coke which it was unable to do prior to such improvements. Presently, when operating, the main product of the MCCF plant is metallurgical coke and low-end metallurgical coke.

    On June 20, 1995, the Mishan granted MCCF the Coal Mine Use Rights, which are exclusive underground rights to mine coal from certain coal reserves located in Mishan City, within Heilongjiang Province, PRC. The Coal Mine Use Rights were granted on June 20, 1995 and continue in force for 100 years. See "--Government Regulation." Upon the formation of the Operating Company, the PRC joint venture partner made an interest free loan in the amount of $7.9 million to MCCF to partially finance the acquisition of the Coal Mine Use Rights.

    The coal reserves are located within approximately 10 kilometers of the MCCF production facility. Present access to these reserves is solely by way of an undeveloped road system. The coal reserves are located in the districts of Dalizi, Jinshazi, Beiyinzi, Dazhushan and Zhushan. These five districts collectively produce the four types of coal: coking, fat, gas and meager. The combination of these four types of coal is required to produce high quality foundry coke. MCCF is not presently involved in the mining of these reserves due to the lack of funds available for this purpose. During 1997 and 1998, MCCF had been engaged in conducting mine site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The Company needs to complete additional work on the survey and mining plans before the mine is ready for use. During 1998, the Company engaged outside consultants to assist in this process. The costs associated with mining preparation work have been capitalized as part of MCCF's Coal Mine Use Rights.

    As a result of the macro-economic adjustments and related credit policy advocated by the central PRC government, MCCF was not able to obtain working capital from local banks after the completion of its production facilities in 1995. Due to this lack of working capital, in June 1996, operation of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal. According to the subcontract, the party which operated the plant (i) was obligated to meet all the operating expenses of the plant, (ii) was entitled to receive all the revenues from the plant's operation and (iii) paid MCCF a subcontracting fee. This subcontract was terminated on March 31, 1997 and MCCF resumed the production and sales of metallurgical coke during the second quarter of 1997. In order to expand sales and fully utilize the existing facilities, MCCF also produced some low-end metallurgical coke. Total production and sales by MCCF during 1997 after the termination of the subcontracting agreement amounted to 61,009 tons of regular and low-end metallurgical coke generating gross revenues of $1.3 million.

    As discussed above, during 1997 the Company terminated the services of the MCCF plant manager for substandard management performance in general, including substandard collection efforts. However, prior to his termination, the plant manager improperly signed various documents that provided collateral to bank lenders of MCCF over MCCF assets. In March of 1998, MCCF ceased operations due to the depletion of working capital, which was entirely depleted due to a large amount of uncollected trade receivables and poor operating management. The situation was exacerbated by the refusal of local banks and raw coal suppliers to advance further credit. At the current stage, MCCF only retains a minimum workforce and incurs minimum expenses to maintain its facility. Total sales by MCCF to its customers during 1998 amounted to $52,000. In addition, coke products valued at $659,000 were used to settle debts due to suppliers and coke valued at $175,000 was used to settle wages due to workers. Both of these transactions were recorded as sales in the financial statements of MCCF.

    The local government has been assisting the Company to supervise the daily operations of MCCF. The majority of the workforce was dismissed after the plant closed with approximately 50 workers remaining on the premises. These workers spent most of their time defending the MCCF assets from creditors' claims and dealing with lawsuits brought by suppliers. During the third quarter of 1998, the Company was informed by MCCF that the workers at MCCF had not been paid wages and certain of the workers of MCCF have petitioned the municipal government in the PRC for aid in being paid. In February 1999, AOG loaned the Company $24,160, which was used primarily to pay a portion of the accrued wages to the MCCF's workers. Since such payment, the workers have stopped petitioning. Although the MCCF factory has been closed since March 1998, the Company has continued to accrue wages on its financial statements. The amount of unpaid wages as of December 31, 1998 was approximately $167,000. The Company has recently entered into an agreement to dispose of all of the MCCF assets other than the Coal Mine Use Rights. See "--Recent Developments."

QCCF

    QCCF's primary product is steam coal, which is used by thermal power plants. Historically, a substantial percentage of the sales of QCCF has been to a few power plants in the nearby region. On an annual basis, the PRC government designates the quota of steam coal that will be purchased for each of its power plants and the districts from which such coal will be supplied. Each power plant can then determine which suppliers within each district it will contract with for the year. QCCF sold 475,305 tons, 396,627 tons and 299,086 tons of steam coal in 1996, 1997 and 1998 respectively. Overall sales volume decreased from 1996 to 1997 due to the shortage of transportation capacity as a result of a good harvest in the Heilongjiang Province which occupied most of the transportation capacity during the second quarter of 1997. The transportation capacity continued to be a major obstacle to sales in 1998 because of the severe flood problem in the northeast regions of PRC where QCCF's customers are located. In addition, there was a deceleration in the economic growth in PRC which resulted in a corresponding decrease in the demand for coal products in 1998. Accordingly, the sales of QCCF's steam coal declined substantially from $7.7 million in 1997 to $5.8 million in 1998.

BUSINESS STRATEGY

    The Company raised net proceeds of approximately $5.4 million through offerings of convertible notes and warrants in November 1996 and January 1997. These proceeds were primarily used as follows: $2.0 million for purchase of raw coal and working capital of MCCF, $648,000 for repayment of bank loans by QCCF, $1.3 million for a loan to the former owner of QCCF, $337,000 for the administrative expenses of Heilongjiang representative office which was set up in 1997, $286,000 in an unauthorized withdrawal by the former Chairman of the Company, $832,000 for the Company's administrative and reporting expenses and $15,000 as cash on hand. Management believes that the proposed transactions with AOG and its affiliates, if implemented, will provide adequate capital to allow the Company to continue as a going concern. See "--Recent Developments."

    MCCF's working capital was entirely depleted due to a large amount of uncollected trade receivables and poor operating management. As a result, MCCF ceased operations in March of 1998 and is not planned to resume production under the management of the Company. Presently, MCCF only retains a minimum workforce and incurs minimum expenses to maintain its facility. The Company has entered into an agreement to transfer most of MCCF's assets to Mishan in exchange for cancellation of MCCF's indebtedness to local banks. See "--Recent Developments-- Management and Operational Difficulties at MCCF and QCCF--MCCF."

    QCCFs business strategy is to obtain the necessary transportation capacity so that additional products can be marketed and distributed to customers. It is expected that QCCF will utilize existing cash flow from operations to meet its operational needs. Management believes that steam coal production can be increased by a substantial percentage without any significant capital improvements, as QCCF has the plant and equipment necessary to support this business expansion. During 1998, QCCF began operating independently from MHXC and the Company. However, after a change in the executive management of the Company, QCCF has subsequently complied with various directives of the new management. See "--Recent Developments--Management and Operational Difficulties at MCCF and QCCF-- QCCF."

    The Company is planning to expand its business through the formation of the Jinzhou Terminal. The annual throughput capacity of the Jinzhou Terminal is 1.1 million metric tons of coal products. Management believes the Jinzhou Terminal provides a strategic advantage for the Company's future development, particularly if the Company can export QCCF's coal products. However, management has not completed its long-term business strategy, and no assurance can be given that the Jinzhou Agreement will be consummated. See "--Recent Developments--Joint Venture Agreement with Jinzhou Harbor (Group) Co. Ltd."

    Management intends to commence a feasibility study regarding mining the coal reserves to which MCCF has exclusive mining rights. Management intends to seek a third party to use the Coal Mine Use Rights for a negotiated royalty fee. Construction of MCCF's coal mining facilities is expected to require a substantial investment in mining equipment or the acquisition of an existing coal mining operation. The Operating Company expects that it will cost in excess of $3.0 million to commence such mining operations, including, but not limited to, purchasing equipment for digging, mining, safety, ventilation and transportation. The Company expects such construction would take approximately one year from commencement to completion.

SALES AND MARKETING

    MCCF. When operating, MCCF's primary product is high quality metallurgical coke, which is sold to steel mills. Due to a shortage of working capital, the MCCF factory operated substantially below capacity during 1998, 1997 and 1996. During the first half of 1996, MCCF sold certain residual products which were below the factory's quality standards. Subsequently, during the second half of 1996 and the first quarter of 1997, the operation of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal. Therefore, the sales volume of the MCCF factory attributable to the Operating Company showed a significant decrease for 1996, as well as a decrease in the average net sales price per ton from the 1995 level. As a result of the working capital raised in 1996 and early 1997, the MCCF subcontracting agreement was terminated on March 31, 1997 and MCCF's management focused on the process of rebuilding its workforce, production and sales operations in the remaining quarters of 1997. MCCF produced low-end as well as standard metallurgical coke in order to increase sales and fill back orders. However, due to poor credit management and collection efforts by MCCF Management, most of the MCCF's trade receivables were not collected. By the beginning of 1998, MCCF did not have sufficient working capital to continue its operations and production at the facility was halted in March of 1998.

    MCCF reported the following sales of metallurgical coke for the previous three fiscal years:


                                                                     1996           1997           1998
                                                                     ----                          ----
Sales volume (in tons)                -metallurgical coke            6,758         21,783         19,880
                                      -low-end metallurgical coke        -         39,226         25,734
Average net sales price (per ton)*    -metallurgical coke           $38.32         $41.73         $39.15
                                      -low-end metallurgical coke        -         $10.30          $4.19

--------------------------------------------
*Sales prices indicated are net of discounts and returns.

    QCCF. QCCF has entered into various long-term coal supply contracts with its major electric utility customers to ensure a stable demand for its products along with a source of working capital. These contracts generally stipulate that the utility company will provide a certain amount of working capital to QCCF in return for QCCF's obligation to supply coal at the prevailing market price. In addition, pursuant to these contracts, the utility companies are generally responsible for obtaining transportation capacity for which they earn a fee on a per ton basis.

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

    QCCF reported the following sales of steam coal for the previous three fiscal years:


                                                      1996                 1997               1998
                                                      ----                                    ----
Sales volume (in tons)                               475,305            396,627             299,086
Average net sales price (per ton)*                    $15.86             $19.52              $19.31

---------------------------------------------
* Sales prices indicated are net of discounts and returns.

DEPENDENCE ON ONE MAJOR CUSTOMER

    Historically, a substantial percentage of the sales of QCCF (and its predecessor companies) has been to one customer, Mudanjiang No. 2 Power Plant ("Mudanjiang"), in Heilongjiang Province, PRC, which accounted for approximately 82%, 80% and 89% of QCCF's net sales and approximately 78% and 71% and 80% of the Operating Company's net sales for the years ended December 31, 1996, 1997 and 1998, respectively. On an annual basis, the PRC government designates the quota of steam coal that will be purchased for each of its power plants and the districts from which such coal will be supplied. Each power plant can then determine which suppliers within each district it will contract with for the year. In 1996, QCCF sold 390,890 tons of steam coal to Mudanjiang. On December 31, 1996, QCCF signed a long-term supply contract with Mudanjiang for a term of seven years from January 1, 1997 to January 1, 2004. According to the contract, QCCF has agreed to supply up to 900,000 tons to Mudanjiang each year, subject to QCCF's ability to obtain sufficient transportation capacity. The actual sales volume to Mudanjiang totaled 327,743 tons in 1997 and 259,624 tons in 1998. The loss of Mudanjiang as a customer of QCCF would have a material adverse effect on both the Operating Company's and the Company's financial condition, results of operations, cash flows, business and prospects.

TRANSPORTATION

    Transportation is an important factor in coal marketing in the PRC because a significant portion of the cost of processed coal is attributable to transportation. The availability and cost of such transportation has a significant effect upon the marketability of coal. During 1997 the local government in Heilongjiang utilized more transportation capacity for agricultural products because of a good harvest in the northeast part of China. As a result, QCCF suffered from a shortage of rail transportation and its revenue decreased in 1997. Generally, the cost of transportation from the Operating Company's two factories to their customers are incurred by the factories. The transportation capacity continued to be a major obstacle to make sales in 1998 because of the severe flood problem in the northeast regions of PRC where QCCF's customers are located.

    The development of the PRC railway system still lags behind the growth of the PRC economy as a whole. Currently, most of the customers of the Operating Company's factories are located within their respective regions, and the factories utilize the PRC's rail transport system to deliver substantially all of their products to their customers. Because of the Operating Company's ongoing efforts to develop new customers, the Company expects the number of customers located in areas other than the PRC's northeast region to increase. Accordingly, alternative means of transportation may be required to accommodate future product transportation needs. Although the Company believes that the Operating Company's factories will be able to satisfy their transportation needs in the foreseeable future based on their current production capacities, there can be no assurance that either of the Operating Company's factories will continue to receive a sufficient amount of rail transport capacity. Additionally, there can be no assurance that either of the factories will be able to locate alternative means of transportation that are reliable and cost-efficient.

COAL RESERVE

    The raw coal that is mined in the Mishan City area contains high quality coal for use in coke production. This type of raw coal generally has low sulfur and phosphorus contents and strong cohesiveness. The ash content in the raw coal is, according to an independent governmental test conducted in Beijing, between 17% and 24%. An ash content of between 8% and 9% is considered to be the international standard for high quality foundry coke. The Company engaged John
T. Boyd Company, a leading U.S. geological company ("Boyd"), to review and comment on the availability, reliability and quality of the coking coal reserve to MCCF (the "Boyd Report"). According to the Boyd Report, in October 1997, based on the existing MCCF coking production capacity of 56,000 tons per year, the remaining demonstrated coal reserve equates to approximately 60 years of production. Using the latest expansion plans for the coking facility at 156,000 tons per year, the remaining life of the demonstrated reserve base is about 21 years. Subject to future confirmation via on-site exploration, there are an additional 9.4 million recoverable tons of coking coal reserve base available for expansion and/or continuation of operations. The Boyd Report recommended that the Company implement various programs to expand the demonstrated coal reserve base. Due to inadequate working capital, the Company has not been able to conduct further mine surveys.

TECHNOLOGY

    The processing plant at QCCF employs the "air-heavy medium fluid bed" dry process of coal preparation, which the Company believes is the leading technology worldwide. This process was the result of ten years' research by China Minerals University, which has patented the technology. This process provides a new method for coal sorting in areas where water resources are in short supply and where it is severely cold. Management of the Operating Company believes that this process is more environmentally friendly than the wet separation processes because it produces no waste water and slime.

GOVERNMENT REGULATION

    Companies operating in the PRC are subject to certain laws, rules and regulations promulgated by the government thereof. PRC laws applicable to the mining, production and utilization of coal include the Mineral Resources Law of the PRC and the Regulations for the Implementation of the Mineral Resources Law of the PRC. In particular, the Operating Company is subject to the Coal Law of the People's Republic of China, which became effective on December 1, 1996 (the "National Coal Law"), and which regulates the mining of the PRC's coal resources, the production of coal and related business operations. The planned mining operations of the Operating Company may, pursuant to the National Coal Law, require approval by the Heilongjiang Provincial Coke and Coal Bureau. New rules that may be promulgated by the State Council under the National Coal Law could impose substantial substantive regulation of the production and pricing of coal and coke. There can be no assurance that the National Coal Law and the rules and regulations promulgated thereunder will not have an adverse effect on the business or operations of the Operating Company or the Coal Mine Use Rights of MCCF. In addition, prior to the export of coke or coal, the Operating Company must obtain an export license from the Ministry of Foreign Trade and Economic Cooperation, which, under the National Coal Law, may be authorized to grant such licenses only to large scale coal-production enterprises. While management believes that it will be able to obtain such a license once it is in a position to begin exporting, there can be no assurance that such a license will be obtained by the Operating Company.

    The Operating Company is subject to certain PRC laws and regulations applicable to Sino-foreign equity joint ventures. The laws related to PRC Sino-Foreign Joint Equity Enterprise (the "Joint Venture Law") provides a comprehensive regulatory and corporate governance framework with respect to Sino-foreign equity joint ventures. Some pertinent provisions of the Joint Venture Law provide as follows: (i) Article 4 requires that the transfer of one party's share be effected only with the consent of the other party or parties;
(ii) Article 5 provides that if site-use rights are not part of the Chinese partner's investment contribution, the joint venture shall pay fees to the government for such usage; (iii) Article 9 requires that the production and operational plans of a joint venture be filed with the relevant authorities and
(iv) Article 12 requires approval by the government for any extension of a joint venture's term. More detailed restrictions are provided in Regulations for the Implementation of the Law of the PRC on Sino-Foreign Joint Equity Enterprise. In addition, the Regulations on Labor Management in Foreign Investment Enterprises set forth certain restrictions, including, but not limited to, restrictions on the hiring and discharge of employees, establishment of wages, maintenance of insurance and welfare and other benefits. The Operating Company is also subject to certain PRC national and local environmental regulations with which it must comply in the production of its coal and coke products. See "--Environmental Protection."

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

COMPETITION

MCCF - Metallurgical and Foundry Coke

    The coke produced in the PRC is mainly of the metallurgical quality. Generally, coke quality is measured by its high caloric value and its low content of sulfur, phosphorous and ash. Metallurgical coke is considered to be a lesser grade of coke than foundry coke due to its ash, sulfur and phosphorous contents. The output of foundry coke in the PRC remains low due to highly technological production requirements.

    The Operating Company believes that the Jixi City Coal Preparation Plant ("Jixi"), which produces mainly metallurgical coke, is its only major competitor within the Operating Company's region. The Operating Company believes that MCCF's preparation process can achieve a lower ash content for coke than is possible with the process employed by Jixi. A low ash content is required to meet international standards for foundry coke. The Operating Company believes that its coke products are priced competitively with those of Jixi.

    The Operating Company believes that its potential major competitors for the production of foundry coke in the PRC are Zhenjiang Coking Chemical Plant, Beijing Coking Chemical Plant and other coking plants in central China. Because these plants are located in the central regions of the PRC, the Operating Company believes that transportation costs have been, and will continue to be, a factor which increases the cost of coke delivered by these plants to the Operating Company's customers. The Operating Company believes that such increased costs of delivery may provide an effective barrier to competition from these other producers until such time as the transportation system in the PRC is better developed. In addition, the Operating Company believes that all of these other plants produce only limited quantities of foundry coke and there is still market demand for additional foundry coke.

QCCF - Steam Coal

    QCCF presently processes steam coal for use by thermal power generating plants in its region. The Operating Company has not experienced significant competition in the sale of steam coal produced by QCCF due to the strong demand for steam coal in the PRC. In QCCF's region, Heilongjiang Province, there are four major production districts, which include Jixi, Hegang, Qitaihe and Shuangyashan. Within each of these districts are many government-owned steam coal production facilities, all of which represent competition to QCCF. The Operating Company is not aware of any available statistics regarding these government-owned facilities, some of which may have significantly greater production capacities than the combined capacities of the Operating Company.

    INTERNATIONAL. The Operating Company has not engaged in any sales of its coal or coke products to customers located outside the PRC. There are many coke and coal producers worldwide that have significantly greater resources and experience in international sales than the Operating Company, and which may have an established customer base for their coal and coke production.

EMPLOYEES

    As of December 31, 1998, the Company and CCM each had 1 full-time employee. As of December 31, 1998, the Operating Company, including its two factories, had approximately 308 employees, 258 of whom worked for QCCF and 50 of whom worked for MCCF. During 1998, due to lack of working capital, MCCF ceased operations and dismissed 500 workers. Although the workers were terminated, the local labor law stipulated that the Operating Company is still liable for the worker's wages and benefits. The total amount of unpaid wages and benefits as of December 31, 1998 amounted to approximately $167,000. Of the Operating Company's total number of employees, approximately 91% were production workers, approximately 7% were managerial staff and approximately 2% were engineering and technical staff. QCCF retired 32 workers during 1998 as part of its cost control program. Generally, the MCCF and QCCF factories have entered into employment contracts with their workers, which contracts typically are subject to annual renewal, contain annual wage determination provisions and provisions regarding pension and medical benefits in accordance with applicable PRC regulations governing the management of labor. In addition to cash compensation, each of the factories provides certain pension funds and costs of medical care to their employees.


ITEM 2.      DESCRIPTION OF PROPERTIES

PROPERTIES

    Substantially all of the operations of the Company and CCM are conducted at the facilities of the Operating Company.

    The Operating Company owns and operates two coal production factories, MCCF and QCCF, in the northeast region of the PRC. These factories include certain buildings, fixtures and equipment necessary for the production of steam coal and metallurgical and foundry coke. These factories are owned by the Operating Company. The Company has recently entered into an agreement to dispose of all of the MCCF assets other than the Coal Mine Use Rights. See "Item 1---Description of Business--Recent Developments."

    The MCCF factory and raw material stockpiles are located on a 127,000 square meter site located in Mishan City, Heilongjiang Province, PRC. MCCF has been granted certain land use rights by the Mishan City government in connection with the real property that MCCF occupies. Pursuant to these rights, MCCF has the exclusive right to use and occupy the real property until 2045. MCCF also owns and operates 1.13 kilometers of railroad track located on the real property, which it uses exclusively in connection with its business. The real property on which the railroad track is located is also subject to the 50-year land use rights mentioned above. The MCCF factory has the capacity to produce approximately 200,000 tons of steam coal, 85,000 tons of metallurgical coke and 56,000 tons of foundry coke per year.

    According to the Administrative Bureau for Coal Mining of Heilongjiang, the coal reserves which have been assigned to MCCF have the potential to mine raw recoverable coal of the following types: Dalizi - coke and fat coal; Jinshazi - fat and gas coal; Beiyinzi - coke coal; Dazhushan - gas; and Zhushan - meager coal. According to the Boyd Report, which was based upon source data provided by or at the direction of the Company, without independent verification as to its accuracy, MCCF controls coal reserves sufficient to produce high quality foundry coke for 20-60 years and there are an additional 9.4 million recoverable tons of coking reserve base.

    While the Operating Company has the right to mine coal from these reserves, it has not yet done so. The Operating Company estimates that it will require in excess of $3.0 million to commence mining operations. To date, the Operating Company has engaged in conducting mine site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The costs associated with mining preparation work have been capitalized as part of MCCF's Coal Mine Use Rights.

    The QCCF factory and raw material stockpiles are located on a 150,000 square meter site located in Qitaihe City, Heilongjiang Province, PRC. QCCF has been granted certain land use rights by the Qitaihe City government in connection with the real property that QCCF occupies. Pursuant to these rights QCCF has the exclusive right to use and occupy the real property until 2025. The QCCF factory has the capacity to produce approximately 750,000 tons of steam coal per year and was operated at approximately 40% of capacity in 1998.

    The MCCF and QCCF factories of the Operating Company are located in Mishan City and Qitaihe City, respectively, in the PRC. Fire and disaster relief or assistance in the PRC is far less sophisticated than in the United States. The Operating Company and its factories do not currently maintain personal injury, fire, casualty or other property insurance covering their raw materials, environmental damage, work in progress, furniture, equipment or factory buildings in the PRC. Accordingly, any damage or loss relating to the Operating Company or its facilities would have a material adverse effect on both the Operating Company's and the Company's business, results of operations and financial condition. In addition, none of the Company, the Operating Company nor its factories maintain any business interruption insurance.

ITEM 3.      LEGAL PROCEEDINGS

    Neither the Company nor CCM is a party to, nor is the property of the Company or CCM subject to any pending legal proceedings which are potentially material to the Company or CCM.


ITEM 4.      CONTROL OF REGISTRANT

    The following table sets forth certain information regarding ownership of the Company's shares of Common Stock as of December 31, 1998 by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and (ii) all officers and directors of the Company as a group.


                                                                       AMOUNT            PERCENT
TITLE OF CLASS         IDENTITY OF PERSON OR GROUP                      OWNED            OF CLASS
--------------         ---------------------------                      -----            --------
Common Stock           Hualong Holding Co. Ltd.                        1,250,000           38%
Common Stock           Rana Energy Investment Ltd.                       734,444           23%
Common Stock           All officers and directors as a group                   -            0%

    The Company issued a total of 52,000 options to a consulting firm, the Equity Group, in July 1997 and January 1998, 32,000 of which are fully vested with an exercise price of $5.00 per share, and 20,000 of which are fully vested with an exercise price of $3.50 or at a lower price at which the Company issued additional equity or warrants between January 22, 1998 and January 21, 1999. Such options expire in 2002 and 2003, respectively.

    On September 2, 1998 the Company entered into an employment agreement with Mr. C.T. Yeh, the former Acting Chairman, President and Chief Executive Officer of the Company (the "Employment Agreement"). Under the Employment Agreement, among other things, Mr. Yeh received 15,000 shares as part of his compensation for the 1998 fiscal year. In addition, Mr. Yeh received a total of 120,000 options to subscribe for and purchase shares of the Common Stock at $1.00 per share. At December 31, 1998, 50,000 of these options were unrestricted, the remainder will cease to be restricted on December 31, 1999 or upon the occurrence of certain specified events described in the Employment Agreement. Such options are exercisable within five years from the date of issuance.

    As of January 25, 1999, there were 3,263,494 shares of Common Stock issued and outstanding. In the event that the holders of the outstanding Convertible Notes in the principal amount of $3,237,500 (the "Convertible Notes") exercise their rights to convert the Convertible Notes at the floor price of $3.50 per share (resulting in the issuance of an additional 1,082,250 shares of Common Stock), (ii) AOG purchased 5,241,600 shares of Common Stock, (iii) AOG exercises its right to convert, the AOG Convertible Notes, at the conversion price of $.20 per share (resulting in the issuance of an additional 120,800 shares of Common Stock) and (iv) all the holders of warrants and options of the Company exercise their purchase rights (resulting in the issuance of an additional 7,428,543 shares of Common Stock), the Company would have a total of 17,136,687 shares of Common Stock issued and outstanding. Dilution to the existing shareholders would be approximately 81%.

    Assuming full conversion (in the case of the Convertible Notes and the AOG Convertible Notes) or exercise in the case of warrants and options of the Company) of the outstanding Convertible Notes, the AOG Convertible Notes, warrants and options of the Company, the following table sets forth information regarding ownership of the Company's shares of Common Stock on a fully diluted basis by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and (ii) all officers and directors of the Company as a group.


                         IDENTITY OF                                     AMOUNT            PERCENT OF
TITLE OF CLASS           PERSON OR GROUP                                  OWNED               CLASS
--------------           ---------------                                  -----               -----
Common Stock             Hualong Holding Co. Ltd.                       1,250,000              7%
Common Stock             Rana Energy Investment Ltd.                      734,444              4%
Common Stock             All officers and directors as a group                  -              0%
Common Stock             AOG                                            5,241,600             31%

ITEM 5.      NATURE OF TRADING

    The Common Stock of the Company is listed on the American Stock Exchange (the "AMEX"). The AMEX is the principal trading market for the Common Stock, which is not listed on any other exchanges within or without the United States. The Common Stock commenced trading on the AMEX on April 21, 1997 under the symbol "CHG."

    The high and low sales prices for shares of the Common Stock on the AMEX for the period indicated were as follows:


                                            HIGH                  LOW
1997 Second Quarter                       $6.0000              $4.5625
1997 Third Quarter                         5.1250               3.1250
1997 Fourth Quarter                        3.8750               1.6250
1998 First Quarter                         2.9375               1.5000
1998 Second Quarter                        2.1250               1.5000
1998 Third Quarter                         1.3750               0.3750
1998 Fourth Quarter                        1.3750               0.3125

    As of December 31, 1998, there were 3,248,494 shares of Common Stock issued and outstanding, 1,467,694 of which were held of record by approximately 290 holders with addresses in the United States.


ITEM 6.      EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
             HOLDERS

CURRENCY CONTROLS - PEOPLES' REPUBLIC OF CHINA

    The Operating Company receives almost all of its revenues in Renminbi, which is not freely convertible into foreign currency. However, the Operating Company may require foreign currency to convert profits, if any, into U.S. dollars in the amounts needed for the Company to pay dividends, if any, and to discharge obligations denominated in foreign currency. The Company has not paid any dividends and has no current plans to pay any dividends.

    The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade. Prior to January 1, 1994, the PRC had a dual exchange rate system, which consisted of the rate fixed from time-to-time by the PRC State Administration of Exchange Control (the "SAEC") and the rates prevailing in the various swap centers around the country (the "Swap Rates"). In most cases, foreign enterprises satisfied their need for foreign currency through such means as exporting products for foreign currency, selling "import substitute" products in the PRC for payment in foreign currency, or accessing a swap center. Among the more widely used Swap Rates was the rate at the swap center in Shanghai. Effective January 1, 1994, a new unitary, managed floating-rate system was introduced in the PRC to replace the previous dual-track foreign exchange system, which was abolished pursuant to the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System (the "PBOC Notice"). The conversion of Renminbi into U.S. dollars must now be based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In furtherance of these currency reforms, the China Foreign Exchange Trading Center (the "CFETC") was formally established in Shanghai and began operating in April 1994. The establishment of the CFETC was originally intended to coincide with the phasing out of the swap centers. However, the swap centers have been retained as an interim measure and it is envisaged that the local swap centers will be phased out gradually.

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

CERTAIN FOREIGN ISSUER CONSIDERATIONS

    The Company is an International Business Company ("IBC") incorporated under the provisions of the International Business Companies Act (the "Act") of the British Virgin Islands (the "BVI"). The transfer of shares between persons regarded as residents outside of the BVI is not subject to any exchange controls. Likewise, issues and transfers of shares involving any person regarded as resident in the BVI are not subject to exchange control approval. There are no limitations on the rights of non-BVI owners of the Common Stock to hold or vote their shares. Because the Company is an IBC, there are no restrictions on its ability to transfer funds into and out of the BVI or to pay dividends to U.S. residents who are holders of the Common Stock.

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

    As an IBC, the Company may not: (i) transact business with persons resident in the BVI except as set out in Section 5(2) of the Act; (ii) own an interest in real property situated in the BVI, other than a lease of property for use as an office from which to communicate with shareholders or where books and records of the Company are prepared and maintained; (iii) maintain a banking or trust business, unless it is licensed under the BVI Banks and Trusts Companies Act of 1990; (iv) transact business as an insurance or a reinsurance company, insurance agency or insurance broker, unless it is licensed under an enactment authorizing it to transact that business; (v) maintain the business of company management unless it is licensed under the BVI Company Management Act, 1990; or (vi) maintain the business of providing a registered office or act as the registered agent for companies incorporated in the BVI.

    There are no restrictions on the degree of foreign ownership of the Company. The Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in the BVI. In addition, the Company is not subject to capital gains tax in the BVI, and profits can be accumulated by the Company, as deemed by management to be required, without limitation.

ITEM 7.      TAXATION

    The following discussion summarizes certain tax consequences to a holder of Common Stock of the Company under present British Virgin Islands tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or ownership of the Common Stock and does not purport to deal with the tax consequences applicable to particular investors, some of which (including banks, securities dealers, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (non-BVI) tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

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

ITEM 8.      SELECTED FINANCIAL DATA

SUMMARY FINANCIAL AND OPERATING DATA

    The selected information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company included in this Annual Report. The Company prepares its financial statements in accordance with U.S. GAAP.

    The Company holds 100% of the capital stock of CCM. The Operating Company is a Sino-foreign equity joint venture company which owns and operates two production factories, MCCF and QCCF. The figures below primarily reflect the financial operating results of MCCF and QCCF.

                                                                                Year Ended          Year Ended          Year Ended
                                                                               12/31/96(2)          12/31/97(2)        12/31/98(2)
THE COMPANY:                                                               ---------------------------------------------------------
                                                                              (amounts in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Net sales ..............................................................          $  7,801            $  9,053            $  6,660
Subcontracting income ..................................................               723                 362                --
Cost of sales ..........................................................            (5,584)             (5,516)             (4,835)
                                                                                  --------            --------            --------
Gross profit ...........................................................             2,940               3,899               1,825
Selling, general and administrative expenses ...........................              (961)             (4,921)             (2,634)
Write off of advances to related parties ...............................              --                (1,768)               --
                                                                                  --------            --------            --------
Operating income/(loss) ................................................             1,979              (2,790)               (809)
Interest expense  ......................................................              (422)             (1,056)             (1,339)
Other income/(expenses) ................................................                46                (190)                (79)
                                                                                  --------            --------            --------
Income (loss) before income taxes and minority interest ................             1,603              (4,036)             (2,227)
Income tax .............................................................              --                  --                  --
                                                                                  --------            --------            --------
Income (loss) before minority interest .................................             1,603              (4,036)             (2,227)
Minority interest ......................................................              (345)                494                 196
                                                                                  --------            --------            --------


Net income (loss) ......................................................          $  1,258            $ (3,542)           $ (2,031)


Earnings (loss) per share (1) ..........................................          $   0.66            $  (1.18)           $  (0.63)
Dividends per share ....................................................              --                  --
Weighted average number of shares outstanding (1) ......................             1,918               2,994               3,248

CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):


Working capital ........................................................          $  1,804            $ (4,421)           $ (6,956)
Total assets ...........................................................            28,833              27,393              24,077
Total long-term debt ...................................................             5,369               4,761               5,348
Minority interest ......................................................             2,377               1,739               1,543
Shareholders' equity ...................................................            12,156               7,608               4,434

CONSOLIDATED CASH FLOW STATEMENT DATA:
Net cash provided by/(used in) operating activities ....................             1,960              (3,493)              1,282
Net cash used in investment activities .................................            (1,028)             (1,250)               (372)
Net cash provided by/(used in) financing activities ....................            (3,795)                562              (1,595)
Additions to property, plant and equipment .............................             1,028                 997                 442
Depreciation ...........................................................               863                 643                 858

STATISTICAL DATA:
Gross margin ...........................................................              28.4%               39.1%               27.4%
Operating margin .......................................................              16.1%              (30.8)%             (12.1%)

(1) The calculation of actual earnings per share of Common Stock for 1998, 1997 and 1996 are based on the weighted average number of shares outstanding during the years ended December 31, 1998, 1997 and 1996.

(2) See Consolidated Statement of Operations of the Company for the years ended December 31, 1998, 1997 and 1996.

         Following are certain operating results, set forth separately, of the Company, MCCF and QCCF. These operating results form the basis for the Consolidated Statement of Operations Data for the Company.



                                                                                Year Ended          Year Ended          Year Ended
                                                                                 12/31/96            12/31/97            12/31/98
THE COMPANY:                                                                    ----------------------------------------------------
                                                                                             (expressed in thousands)
STATEMENT OF OPERATIONS DATA (UNCONSOLIDATED)
Net sales ..............................................................            $  --               $  --               $  --
Cost of sales ..........................................................               --                  --                  --
                                                                                    -------             -------             -------
Gross profit ...........................................................               --                  --                  --
Selling, general and administrative expenses
                                                                                        (96)               (953)               (619)
                                                                                    -------             -------             -------
Operating loss .........................................................                (96)               (953)               (619)
Interest expense .......................................................                (47)               (483)               (454)
Other expenses .........................................................               --                  (199)               (102)
                                                                                    -------             -------             -------
Loss before income taxes and minority interest .........................               (143)             (1,635)             (1,175)
Income tax .............................................................               --                  --                  --
Loss before minority interest ..........................................               (143)             (1,635)             (1,175)
Minority interest ......................................................               --                  --                  --
Net loss ...............................................................               --                  --                  --
                                                                                    -------             -------             -------
                                                                                    $  (143)            $(1,635)            $(1,175)


                                                                                Year Ended          Year Ended          Year Ended
                                                                                 12/31/96            12/31/97            12/31/98
MCCF:                                                                           ----------------------------------------------------
                                                                                             (expressed in thousands)
STATEMENT OF OPERATIONS DATA (UNCONSOLIDATED)
Net sales ..............................................................            $   259             $ 1,313             $   886
Subcontracting income ..................................................                723                 362                --
Cost of sales ..........................................................               (684)             (1,559)             (1,183)
                                                                                    -------             -------             -------
Gross profit (loss) ....................................................                298                 116                (297)
Selling, general and administrative expenses ...........................               (309)             (2,116)               (265)
                                                                                    -------             -------             -------
Operating loss .........................................................                (11)             (2,000)               (562)
Interest expense .......................................................               (127)               (433)               (640)
Other expenses .........................................................               --                    24                --
Loss before income taxes and minority interest .........................               (138)             (2,409)             (1,202)
Income tax .............................................................               --                  --                  --
Loss before minority interest ..........................................               (138)             (2,409)             (1,202)
Minority interest ......................................................                 28                 495                 226
                                                                                    -------             -------             -------
Net loss ...............................................................            $  (110)            $(1,914)            $  (976)

                                                                      Year Ended          Year Ended          Year Ended
                                                                       12/31/96            12/31/97            12/31/98
QCCF:                                                                 ----------------------------------------------------
                                                                                   (expressed in thousands)
STATEMENT OF OPERATIONS DATA (UNCONSOLIDATED)
Net sales..................................................
                                                                          $ 7,542             $ 7,740             $ 5,774
Cost of sales..............................................                (4,900)             (3,957)             (3,652)
                                                                          -------              -------            -------
Gross profit...............................................                 2,642               3,783               2,122
Selling, general and administrative expenses...............                  (556)             (1,852)             (1,750)
Write off advances to related parties......................                    --              (1,768)                 --
                                                                          -------              -------            -------
Operating income...........................................                 2,086                 163                 372
Interest expense...........................................                  (248)               (140)               (245)
Other income/(expenses)....................................                    46                 (15)                 23
                                                                          -------              -------            -------
Income before income taxes and minority interest...........                 1,884                   8                 150
Income tax.................................................                    --                  --                  --
                                                                          -------              -------            -------
Income before minority interest............................                 1,884                   8                 150
Minority interest..........................................                  (373)                 (1)                (30)
                                                                          -------              -------            -------
Net income.................................................               $ 1,511              $    7             $   120


                                                                                  Production Mix and Sales Volume
OPERATING COMPANY:                                                    ----------------------------------------------------

                                                                             1996               1997                1998
                                                                             ----               ----                ----
                                                                         (expressed in thousands except average figures)
Metallurgical coke:
    Sales volume...........................................                 6,758              21,783              19,880
    Average sales price per ton............................              $  38.32            $  41.73             $ 39.15
    Average production cost per ton........................              $ 101.21            $  55.86             $ 50.39

Low-end metallurgical coke:
    Sales volume...........................................                    --              39,226              25,734
    Average sales price per ton............................                    --            $  10.30             $  4.19
    Average production cost per ton........................                    --            $   8.72             $  7.03

Steam coal:
    Sales volume...........................................               475,305             396,627             299,086
    Average sales price per ton............................              $  15.86            $  19.52             $ 19.31
    Average production cost per ton........................              $  10.31            $   9.98             $ 12.21

EXCHANGE RATE INFORMATION

         The following table sets forth the applicable exchange rate used for the presentation of financial information in this Annual Report and in the financial statements presented herein:


           Period Ended                           Exchange Rate
           ------------                           -------------
         December 31, 1996                     US$1.00 = Rmb8.2982
         December 31, 1997                     US$1.00 = Rmb8.2798
         December 31, 1998                     US$1.00 = Rmb8.2787

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

         References to the Company for the year ended 1998, 1997 and 1996 are to the consolidated results of CCM and the Company.

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

MCCF

         When operating, MCCF engages primarily in the production and sale of metallurgical coke. MCCF completed its steam coal preparation facility in 1993. In 1995, MCCF completed construction of an additional production facility to process steam coal into metallurgical coke and foundry coke. This facility has been designed for annual production capacities of approximately 200,000 tons of steam coal, approximately 85,000 tons of metallurgical coke and approximately 56,000 tons of foundry coke. The total output of metallurgical coke only reached 19,880 tons in 1998, accounting for 23% of its production capacity for metallurgical coke. Improvements to the facility, which cost approximately $3.0 million, were financed through an unsecured loan by a local PRC bank at a fixed term rate of 15.3% per annum. These improvements enabled MCCF to produce metallurgical coke and foundry coke which it was unable to do prior to such improvements. Presently, when operating, the main product of the MCCF plant is metallurgical coke and low-end metallurgical coke.

         On June 20, 1995, the Mishan granted MCCF the Coal Mine Use Rights, which are exclusive underground rights to mine coal from certain coal reserves located in Mishan City, within Heilongjiang Province, PRC. The Coal Mine Use Rights were granted on June 20, 1995 and continue in force for 100 years. See "Item 1--Description of Business--Government Regulation." Upon the formation of the Operating Company, the PRC joint venture partner made an interest free loan in the amount of $7.9 million to MCCF to partially finance the acquisition of the Coal Mine Use Rights.

QCCF

         QCCF engages in the production and sale of steam coal. The QCCF factory was constructed in 1993 and employs the "air-heavy medium fluid bed" dry process of coal preparation, which management believes is a leading production technology worldwide and is appropriate for production in cold and dry regions such as the region where QCCF's factory is located. QCCF's annual production capacity is approximately 750,000 tons of steam coal and the factory operated at 40% of capacity in 1998.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997.

         NET SALES. Net sales are recorded as gross sales less returns and discounts. Net sales decreased from $9.1 million in 1997 to $6.7 million in 1998.

         MCCF's sales during the first quarter of 1998 consisted of sales totaling $52,000 to the customers and coke products valued at $834,000 which were used to settle wage and coal supplier claims. The sales price for coke products used to settle wages and creditor claims was determined by the local court in the PRC and was lower than the market price. Such amount was based on a physical counting of the inventory, and was based on the actual tonnage removed from the MCCF facility. MCCF's sales to customers decreased 96% from $1.3 million in 1997 to $52,000 in 1998 primarily because the factory was not able to produce and operate due to a depletion of working capital in 1998.

         QCCF's sales of steam coal decreased 25% from $7.7 million in 1997 to $5.8 million in 1998. Coal sales volume decreased 25% from 396,627 tons in 1997 to 299,086 tons in 1998. The decline in sales volume was primarily due to (1) a deceleration in the economic growth rate which resulted in a corresponding slow down in the demand for coal products, (2) an inability to obtain transportation capacity in the fourth quarter of 1998 which is the peak season for the steam coal business, and (3) a reduction in sales volume caused by pressure from the local government which requested power plants to purchase coal products from state-owned producers as part of the government's effort to support state-owned enterprises.

         MCCF received a subcontracting fee of $362,000 in 1997 as a result of a subcontracting agreement with a company under the control of PRC's Ministry of Coal.

         This agreement expired in March 1997 and MCCF did not receive any subcontracting income in 1998.

         COST OF SALES. The cost of coal sales includes the cost of raw material, direct labor and benefits, depreciation, transportation and manufacturing overhead. Cost of sales decreased from $5.5 million in 1997 to $4.8 million 1998.

         MCCF's average unit cost of producing metallurgical coke decreased due to (1) a decline in direct labor as a result of the dismissal of approximately 520 workers and (2) a decrease in the price of raw coal.

         QCCF's average unit cost for steam coal increased by 22% as a result of the lack of economies of scale for certain production costs such as depreciation, direct labor and other manufacturing overhead. Also, the price for raw coal decreased slightly due to poor demand.

         GROSS PROFIT. Gross profit decreased 53% from $3.9 million in 1997 to $1.8 million in 1998. The decrease was primarily attributable to the decline in sales in both factories, including QCCF's sales decrease of 25% and the termination of operations at MCCF in March 1998. Furthermore, MCCF did not receive any subcontracting income in 1998.

         SELLING, GENERAL AND ADMINISTRATION EXPENSES. Selling, general and administrative expenses decreased 46% to $2.6 million in 1998 from $4.9 million in 1997. The decease of $2.3 million is mainly attributable to the following factors: (1) MCCF's decrease in salary expenses due to its termination of operations in March 1998; (2) MCCF's decrease in salary expenses due to the dismissal of approximately 500 workers; (3) MCCF's elimination of the bad debt provision, which in 1997 totalled $1.6 million; (4) QCCF's termination of workers due to reduced sales which reduced salary and benefit expenses by $107,000; (5) QCCF's reduction in other general and administrative expenses by $507,000 due to tighter control of expenditures for all departments by the management; and (6) the Company's reduction in general and administrative expenses by closing the Harbin office in 1998 and exercising tighter control over administrative expenses.

         INTEREST EXPENSE. Interest expense was reported net of interest income.

         Interest expense increased by 27% from $1.1 million in 1997 to $1.3 million in 1998. The increase of $283,000 was attributable to an increase in MCCF's interest expense by $150,000. This increase was attributable to the expiration of the agreement between the local government and MCCF which obligated the local government to share one-half of the interest expense on certain loans. In addition, MCCF incurred $57,000 in penalties in 1998 due to its default on the payments of all of its outstanding loans with local banks. QCCF's interest expense increased by $105,000 due to increase in loan borrowings.

         Interest expense in the amount of $386,000 was imputed for the year ended December 31, 1998 on the interest free loan from CCM's joint venture partner at the rate of 16% per annum. Such interest was capitalized as part of MCCF's Coal Mine Use Rights.

         OTHER EXPENSES. In 1997 the former Chairman of the Company withdrew funds in the amount of $286,000 from the MHXC without the authority of the Company. The Chairman died in October 1997 and the Company has been seeking to recover the amount from his estate and family. The Company wrote off $184,000 and $102,000 in 1997 and 1998 respectively.

         INCOME TAXES. Substantially all of the Company's current profits accrued in the PRC where the applicable tax rate is currently 33%. However, pursuant to the PRC Income Tax Law, the Operating Company is exempt from payment of income taxes for its first two profitable years. This two-year "tax-holiday" was to begin with the first profitable year of the Operating Company, measured from its formation on September 16, 1995. For the following three years, the Operating Company will pay income tax at a rate of one-half of the then current tax rate. There is no tax payable in the British Virgin Islands on dividends paid to CCM and the Company by any of their subsidiaries or factories. Therefore, there was no provision for income tax for the year ended December 31, 1997 and 1998.

         NET LOSS. Net loss decreased from $3.5 million in 1997 to $2.0 million in 1998. The decrease in net loss by $1.5 million was due to: (1) a decrease in salary and benefit expenses of MCCF and QCCF by $227,000 due to the dismissal of workers; (2) a decrease in bad debt provision of $1,630,000 in MCCF; (3) a decrease in the Company's general and administrative expenses of $334,000 by closing the Harbin office and exercising tighter controls in overall administrative expenses; and (4) the lack of write offs of advances to related parties. The decrease in net loss was partially offset by (1) a decrease in gross profit of $2.1 million in MCCF and QCCF and (2) an increase in the selling expenses of $463,000 in QCCF.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 1997 AND 1996.

         NET SALES. Net sales are recorded as gross sales less returns and discounts. Net sales increased from $7.8 million in 1996 to $9.1 million in 1997.

         MCCF's sales increased 407% from $259,000 in 1996 to $1.3 million in 1997. Net sales of metallurgical coke increased 251% from $259,000 in 1996 to $909,000 in 1997 while volume increased 222% from 6,758 tons in 1996 to 21,783 tons in 1997. The average unit sales price of metallurgical coke increased from $38.32 per ton in 1996 to $41.73 per ton in 1997 because of the increase in production improved the quality of the product. MCCF entered into a subcontracting agreement with a third party in June 1996. According to this agreement, the subcontracting party (i) operated the coal production plant (ii) was obligated to meet all of the operating expenses of the plant, (iii) was entitled to receive all of the revenues from the plant's operation and (iv) paid MCCF a subcontracting fee of $723,000 in 1996 and $362,000 in 1997. MCCF was not able to collect the $362,000 in 1997 due to the death of Chairman of the Company. Upon the receipt of working capital in March of 1997, MCCF terminated the subcontracting agreement and resumed the operations and production of metallurgical coke. MCCF produced low-end metallurgical coke as an additional coke product in order to increase revenue and fill backlog orders. In order to alleviate the immediate transportation capacity problems in 1997, MCCF sold 10,466 tons of metallurgical coke at the production point to the subcontracting party which in turn sold to its customers using its own transportation capacity.

         QCCF's sales of steam coal increased 2.6% from $7.5 million in 1996 to $7.7 million in 1997. Coal sales volume decreased 17% from 475,305 tons in 1996 to 396,627 tons in 1997. The average net sales price increased from $15.86 per ton in 1996 to $19.52 per ton in 1997. The decrease in sales volume was due primarily to the shortage of transportation capacity in May 1997. The local government utilized the majority of transportation capacity to transport agricultural products because the harvest in the area was better than expected. The transportation capacity was still in short supply during the remaining year. Although QCCF sold approximately 78,678 tons less steam coal in 1997 compared to 1996, its sales price increased due to stricter quality control and testing which resulted in higher customer satisfaction and fewer discounts and rebates. Sales to its major customer, Mudanjiang No. 2 Power Plant amounted to 327,743 tons in 1997 compared to 390,890 tons in 1996. Such decrease was due to a shortage of transportation capacity.

         COST OF SALES. The cost of coal sales includes the cost of raw materials, direct labor and benefits, depreciation, transportation and manufacturing overhead. Cost of sales decreased from $5.6 million in 1996 to $5.5 million in 1997.

         MCCF's average unit cost of producing metallurgical coke decreased 45% from $101.21 in 1996 to $55.86 in 1997 due to economies of scale arising from increased production volume of metallurgical coke. The average unit cost of producing low-end metallurgical coke was $8.72 in 1997.

         QCCF's average unit cost of producing steam coal decreased slightly from $10.31 in 1996 to $9.98 in 1997 due to reclassification of selling expenses from cost of sales in 1996 to selling, general and administrative expenses in 1997. Selling expenses amounted to $392,000 in 1997.

         GROSS PROFIT. Gross profit increased 33% from $2.9 million in 1996 to $3.9 million in 1997. The increase was primarily attributable to an increase in MCCF's gross profit on sales of coke products by 42% and an increase in QCCF's gross profit by 43% due to an increase in average sales price. The increase was partially offset by the decrease in subcontracting income from $723,000 in 1996 to $362,000 in 1997.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 412% to $4.9 million in 1997 from $961,000 in 1996. The increase of $4.0 million is mainly attributable to the following factors:

         (1) In 1997, MCCF increased its write-off of trade receivables and subcontracting income in the amount of $1.6 million due to poor credit management and collection efforts. Salaries and selling expenses increased by $416,000 due to an increase in selling efforts in 1997. (2) QCCF increased its $311,000 write off of trade and other receivables, and increased its loss of $152,000 on retirement of certain transportation vehicles. Salaries and benefits increased by $193,000. Selling expenses increased by $392,000 which was included in cost of sales in 1996. The Company opened a representative office in Heilongjiang in 1997 which increased the office expenses by $337,000 in 1997 compared to 1996. (4) In addition, the Company incurred approximately $432,000 in professional and administrative expenses associated with its reporting obligations as a public entity. There was an additional amortization of issuance cost totaling $88,000 when compared to 1996 due to additional financing which closed in 1997.

         WRITE OFF OF ADVANCES TO RELATED PARTIES. In 1997 advances totaling $1.8 million were made under the authority of the former chairman of the Company to the former owner of QCCF which were intended to establish relationships for potential future business opportunities. The terms of the repayment of the advances became unclear with the death of the Company's former Chairman. Accordingly, management wrote off such costs in 1997.

         INTEREST EXPENSE. Interest expense was reported net of interest income.

         Interest income increased by $44,000 from $11,000 in 1996 compared to $55,000 in 1997.

         Interest expense increased 157% from $433,000 in 1996 to $1.1 million in 1997. The increase of $678,000 was attributable to the following factors: (1) The Company incurred an additional $480,000 in interest expense on the convertible notes in the principal amount of $6.1 million; (2) an increase in MCCF's interest expense of $306,000 due to the loss of a waiver of interest expense from a local bank and another lender in 1997 compared to 1996. Such increase was offset by a decrease in QCCF interest expense of $108,000 as the average borrowing rate decreased from 18% in 1996 to 9.5% in 1997 and QCCF repaid a loan of $648,000 on March 31, 1997. The Operating Company's average short-term borrowing rate was 17% in 1996 and 13% in 1997, whereas the long-term borrowing rate was fixed at 14% for both 1996 and 1997.

         Commencing October 1, 1995, Mishan agreed to share one-half of the interest owed by MCCF on certain long-term interest bearing loans. The government's share of interest expenses was $150,000 in 1997 and $197,000 in 1996. This agreement expired on December 31, 1997. Interest expense in the amount of $341,000 was imputed for the year ended December 31, 1997 on the interest free loan from CCM's joint venture partner at the rate of 16% per annum. Such interest was capitalized as part of MCCF's Coal Mine Use Rights.

         OTHER EXPENSES. In 1997 the former Chairman of the Company withdrew funds in an amount totaling $285,562 from MHXC without authority from the Company. The Chairman died in October 1997 and the Company recorded an expense of $184,000 in "other expense" representing the amounts not recovered.

         INCOME TAXES. Substantially all of the Company's current profits accrue in the PRC where the applicable tax rate is currently 33%. However, pursuant to the PRC Income Tax Law, the Operating Company is exempt from the payment of income taxes for its first two profitable years. This two-year "tax holiday" was to begin with the first profitable year of the Operating Company, measured from its formation on September 16, 1995. For the following three years, the Operating Company will pay income tax at a rate of one-half of the then current tax rate. There is no tax payable in the British Virgin Islands on dividends paid to CCM and the Company by any of their subsidiaries or factories. Accordingly, there was no provision for income tax for the year ended December 31, 1997 and 1996.

         NET INCOME. The Company incurred a net loss of ($3.5 million) in 1997 as compared to a net income of $1.2 million in 1996. The decrease in earnings of $4.8 million was mainly attributable to: (1) the increase in the write off of uncollectible receivables and other assets of $2.0 million; (2) an increase in net interest expense of $634,000; (3) an increase in selling, general and administration expenses of $857,000 attributable to the additional Heilongjiang representative office, additional professional expenses related to public reporting requirements and additional financing activities; (4) an increase in selling expenses, salary and benefits in the Operating Company of $1.0 million;
(5) additional expenses due to the unauthorized withdrawal by the deceased Chairman in the amount of $184,000; (6) additional writeoffs of $1.8 million made to the former owner of QCCF; and (7) a decrease in subcontracting income of $361,000. The decrease in net income was partially offset by the increase in gross profit attributable from the increase in sale of metallurgical and steam coal in the amount of 1.3 million and a decrease in minority interest of $839,000.

LIQUIDITY AND CAPITAL RESOURCES

         As a holding company, the Company's only sources of cash flow are dividends, if any, paid by the Operating Company and retained net proceeds from its offerings of securities. The Company believes that such sources of cash flow, including the transactions pending with AOG and its affiliates, are sufficient to fund its current operating expenses. See "--Financing Activities."

         Since the completion of the offerings in early 1997, the Company has applied $2.0 million of the net proceeds of $5.4 million to MCCF primarily for its working capital needs. MCCF purchased raw coal and applied its other working capital needs to ramp sales and production during the months of April and November of 1997. Unfortunately, due to poor credit management, MCCF was not able to collect $1.6 million of its trade receivables and subcontracting income. This created a severe cash flow problem for MCCF at the end of 1997. MCCF's average receivable turnover deteriorated from 135 days in 1996 to 313 days in 1997. As a result of the unwillingness of local banks and raw coal suppliers to provide credit, MCCF ceased its operations in March of 1998 and its coking facilities are no longer in operational mode due to the lack of working capital to maintain the minimum operational condition.

         QCCF has generally satisfied its working capital requirements, capital expenditures and scheduled debt repayments from its operating cash flows. QCCF average receivable turnover deteriorated from 73 days in 1997 to 122 days in 1998 as a result of deceleration in economic growth in PRC and Heilongjiang Province. As of December 31, 1998, QCCF had $3.1 million in short-term loans and no long-term debt. Management believes that cash generated from operations will continue to be sufficient to meet QCCF's working capital requirements, planned or anticipated capital expenditures, scheduled debt repayments and other financial commitments.

CAPITAL EXPENDITURES

         Capital expenditures of the Company amounted to $442,000 in 1998, which mainly represented continued expenditures to modernize its older coal production facility, improve productivity, purchase equipment and replace the transportation equipment and build up the transportation system of QCCF. The Operating Company does not expect significant capital expenditures in 1999.

FINANCING ACTIVITIES

         In November 1996, the Company raised net proceeds of approximately $4.5 million through an offering of convertible notes and warrants. Subsequently, in January 1997, the Company raised net proceeds of approximately $900,000 in a follow-up offering of convertible notes and warrants on the same terms as the November 1996 offering. The convertible notes and the warrants are referred to hereinafter as the "Notes" and the "Warrants" respectively. The aggregate principal amount of the Notes issued in the November 1996 and January 1997 offerings was $6.1 million.

Based on a conversion price of $3.50 per share of Common Stock, the Notes were convertible at the time of issuance into an aggregate of 1,749,293 shares of Common Stock. In connection with the purchase of a Note, each purchaser was issued a Warrant exercisable for the same number of shares of Common Stock into which such purchaser's Note was convertible. Including Warrants issued in payment of offering-related fees, the Company issued Warrants exercisable for an aggregate of 1,894,150 shares of Common Stock based on an exercise price of $3.50 per share of Common Stock at the time of issuance. As of December 31, 1998, Notes in the aggregate principal amount of $3.2 million remained outstanding and Warrants to purchase an aggregate of 1,894,150 shares of Common Stock remained outstanding (with an initial conversion price of $3.50 per share).

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

         The proceeds from the offerings were used primarily as follows: $2.0 million for purchase of raw coal and working capital of MCCF, $648,000 for bank loan repayment in QCCF, $1.3 million for loan to the former owner of QCCF, $337,000 for the expenses of the representative office in Heilongjiang, an unauthorized withdrawal of $286,000 by the former Chairman, and $832,000 for the Company's administrative and reporting expenses with the remaining $15,000 as cash on hand.

         TRANSACTIONS WITH CHINA ORIENT GROUP INDUSTRIES, INC. AND ITS AFFILIATES. In response to the management and operational difficulties of MCCF and QCCF, former management of the Company began discussions with officers of China Orient Group Industries, Inc., a private sector conglomerate in the PRC (the "Orient Group"), and its affiliates regarding an investment by the Orient Group in the Company and a possible change in the Company's executive management. Such discussions resulted in a change of executive management of the Company and certain financing agreements which are described below.

         THE STOCK AND WARRANT PURCHASE AGREEMENT. In December 1998, the Company and America Orient Group, Inc. a Maryland corporation and wholly owned subsidiary of the Orient Group ("AOG"), executed a stock and warrant purchase agreement whereby the Company agreed to sell to AOG 5,000,000 shares of Common Stock and a warrant to purchase 5,000,000 shares of Common Stock for an aggregate price of $1.0 million (the "Stock and Warrant Purchase Agreement"). Such warrant is exercisable at any time after the closing of the Stock and Warrant Purchase Agreement (the "Exercise Date") in the five years following the Exercise Date, in whole or in part, at the lower of (a) 75% of the average closing price of the Common Stock for the 30 days immediately prior to such exercise, or (b) as follows: $0.75 per share in 1999; $1.00 per share in 2000:
$1.50 per share in 2001; $2.00 per share in 2002; and $3.00 per share in 2003 (subject to adjustments for stock splits, stock dividends and similar transactions). Closing of the Stock and Warrant Purchase Agreement is subject to several conditions which are further described in the Stock and Warrant Purchase Agreement. See "Exhibit 2.1"

         AOG LOANS TO THE COMPANY. In February 1999, AOG loaned the Company $24,160 at an interest rate of 8% per annum payable on demand for working capital purposes in exchange for a convertible note (the "AOG Convertible Note") and a warrant to purchase 120,800 shares of Common Stock at an exercise price of $0.20 per share. Based on a conversion price of $0.20 per share, the AOG Convertible Note was convertible at the time of issuance into 120,800 shares of Common Stock. In March 1999, the Company issued a revolving convertible note to AOG of up to $250,000 at an interest at 8% per annum payable on demand (the "Revolving Note"). AOG may convert any amounts owed under the Revolving Note to Common Stock on the same terms as the AOG Convertible Note. In April 1999, the Revolving Note was increased to up to $1.3 million, and as of July 1999 the Company had outstanding borrowings under the Revolving Note of approximately $326,000.

         ORIENT FINANCE CO. LOAN TO THE COMPANY. In March 1999, the Company, together with MHXC, entered into a definitive loan and guarantee agreement with Orient Finance Co. ("Orient Finance") for a $2.0 million term loan of three years with a one-year grace period and a 6.625% interest rate per annum (the "Loan Agreement"). The Loan Agreement provides no conversion features. Orient Finance is a subsidiary of the Orient Group and, accordingly, an affiliate of AOG. Under the terms of the Loan Agreement, as amended in July 1999, the $2.0 million will be disbursed to MHXC no later than July 31, 1999.

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

EXCHANGE RATE RISK

         The exchange rate between the Renminbi and the U.S. dollar as quoted by the People's Bank of China was US$1.00 = Rmb 8.2787 on December 31, 1998.

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


ITEM 10.     DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         Set forth below is certain information regarding the directors and executive officers of the Company.


                                                                         Date First Elected
Name                        Position                                        Or Appointed
----                        --------                                        ------------
Bill H. Zhao (1)(2)         President, CEO and Chairman of the Board        March 1999
Weixing Zhang               Vice President                                  March 1999
Ming Wong                   Vice President and Chief Financial Officer      March 1999
Jianmin Xin                 Vice President - MCCF                           March 1999
Guoliang Guan               Director                                        April 1999
Luan Jixiang                Director                                        April 1997
Wu Chunlai (1)              Director                                        April 1997
Zhang Geng Xin (1)          Director                                        April 1998

         (1) Member of Audit Committee.
         (2) Mr. Zhao succeeded C.T. Yeh, who resigned from his positions as President, CEO and Acting Chairman of the Company in March 1999. Mr. Yeh succeeded Wang Gongquan, who resigned from his positions as President and Chairman of the Board of the Company in August 1998 to devote more time to his investment company.

DIRECTORS AND EXECUTIVE OFFICERS OF CCM

         Set forth below is certain information regarding the directors and executive officers of CCM, a wholly-owned subsidiary of the Company.


                                                                         Date First Elected
Name                        Position                                        Or Appointed
----                        --------                                        ------------
Bill H. Zhao (1)(2)         President, CEO and Chairman of the Board        March 1999


         (1) Member of Audit Committee.
         (2) Mr. Zhao succeeded C.T. Yeh, who resigned from his positions as President, CEO and Acting Chairman of CCM in March 1999. Mr. Yeh succeeded Wang Gongquan, who resigned from his positions as President and Chairman of the Board of CCM in August 1998 to devote more time to his investment company.

DIRECTORS AND EXECUTIVE OFFICERS OF THE OPERATING COMPANY

         Set forth below is certain information regarding the directors and executive officers of the Operating Company, which owns and operates the MCCF and QCCF factories. An 80% interest in the Operating Company is owned by CCM.


                                                                            Date First Elected
Name                    Position                                                Or Appointed
----                    --------                                                ------------
Bill H. Zhao (1)(2)     Chairman of the Board and Legal Representative         March 1999
Weixing Zhang           President and CEO                                      March 1999
Yabin Yin               Vice President and CFO                                 March 1999
Fangping Yao            Vice President and Chief Engineer                      March 1999
Luan Jixiang            Director                                               September 1995
Xu Changhai             Director                                               September 1995
Yuan Si Xian            Director                                               September 1995
Wu Chunlai              Director                                               September 1995

         (1)  Member of Audit Committee.
         (2) Mr. Zhao succeeded C.T. Yeh, who resigned from his positions as Chairman of the Board and Legal Representative of the Operating Company in March 1999. Mr. Yeh succeeded Wang Gongquan, who resigned from his positions as Chairman of the Board and Legal Representative of the Operating Company in August 1998 to devote more time to his investment company.

EXECUTIVE OFFICERS AND KEY EMPLOYEES OF MCCF

         Set forth below is certain information regarding the executive officers and key employees of MCCF.


                                                                          Date First Elected
Name                          Position                                       Or Appointed
----                          --------                                       ------------
Xu Changhai                   Chief Engineer                               September 1995

EXECUTIVE OFFICERS AND KEY EMPLOYEES OF QCCF

         Set forth below is certain information regarding the executive officers and key employees of QCCF:


                                                                          Date First Elected
Name                          Position                                       Or Appointed
----                          --------                                       ------------
Luan Jixiang                  Director                                     September 1995
Yuan Si Xian                  Director                                     September 1995

         There is no known family relationship between any director, executive officer or key employee listed above and any other director, executive officer or key employee listed above.

ITEM 11.     COMPENSATION OF DIRECTORS AND OFFICERS

         For the year ended December 31, 1998, the aggregate amount of compensation and bonuses paid by the Company to executive officers of the Company listed in Item 10 above, for service in all capacities, was approximately $47,500 which includes $25,000 paid to Mr. Wang in his capacity as President and Chairman of the Board of the Company, from which he resigned in August 1998. The grant of bonuses is determined in the sole discretion of the Board of Directors of the Company. No compensation was granted to the Directors listed in Item 10 above.

         On September 2, 1998 the Company entered into an employment agreement with Mr. C.T. Yeh, the Chairman, President and Chief Executive Officer of the Company at that time. Under the agreement, among other matters, Mr. Yeh received 15,000 shares at a fair market value of $8,000 which has been recognized as compensation expense. These shares were issued in January 1999.


ITEM 12.     OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         In November 1996, the Company raised net proceeds of approximately $4.5 million through an offering of Notes and Warrants. Subsequently, in January 1997, the Company raised net proceeds of approximately $900,000 in a follow-on offering of Notes and Warrants on the same terms as the November 1996 offering. The aggregate principal amount of Notes issued in the November 1996 and January 1997 offerings was $6.1 million. Based on a conversion price of $3.50 per share of Common Stock, the Notes were convertible at the time of issuance into an aggregate of 1,749,293 shares of Common Stock. In connection with the purchase of a Note, each purchaser was issued Warrants exercisable for the same number of shares of Common Stock into which such purchaser's Note was convertible. Including Warrants issued in payment of offering-related fees, the Company issued Warrants exercisable for an aggregate of 1,894,150 shares of Common Stock based on an exercise price of $3.50 per share of Common Stock at the time of issuance.

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

         The Company issued total of 52,000 options to a consulting firm, the Equity Group, on July 22, 1997 and January 15, 1998: 32,000 of the options are fully vested with an exercise price of $5.00 per share, and 20,000 options are fully vested with an exercise price of $3.50 or at a lower price at which the Company issued new equity or warrants between January 22, 1998 and January 21, 1999. Such options expire in 2002 and 2003, respectively.

         During 1997, holders of Notes converted principal and accrued interest in the amount of $2.9 million into 848,644 shares of Common Stock. As of December 31, 1998, Notes in the aggregate principal amount of $3.2 million remained outstanding and Warrants to purchase an aggregate of 1,894,150 shares of Common Stock remained outstanding.

         On September 2, 1998 the Company entered into an employment agreement with Mr. C.T. Yeh, the Acting Chairman, President and Chief Executive Officer of the Company at that time. Under the agreement, among other things, Mr. Yeh received 15,000 shares as his compensation for 1998. In addition, he received a total of 120,000 options to subscribe for and purchase shares of the Common Stock at $1.00 per share. At December 31, 1998, 50,000 options were unrestricted and the remainder will cease to be restricted December 31, 1999 or upon the earlier occurrence of certain specified transactions listed in his employment agreement. Such options are exercisable within five years from the date of issuance.


ITEM 13.     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

             None.


                                     PART II

ITEM 14.     DESCRIPTION OF SECURITIES TO BE REGISTERED

             Not required.


                                    PART III

ITEM 15.     DEFAULTS UPON SENIOR SECURITIES

             None.


ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

             None.


                                     PART IV

ITEM 17.     FINANCIAL STATEMENTS

         The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.     FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

CHINA ENERGY RESOURCES CORPORATION (THE "COMPANY")


Independent Auditors' Report.................................................F-1

Consolidated statements of operations for the years ended
December 31, 1998, 1997 and 1996.............................................F-2

Consolidated balance sheets at December 31, 1998 and 1997....................F-3

Consolidated statements of stockholders' equity for the years ended
December 31, 1998, 1997 and 1996.............................................F-4

Consolidated statements of cash flows for the years ended
December 31, 1998, 1997 and 1996.............................................F-5

Notes to consolidated financial statements...................................F-6


ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements.

         See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)      Exhibits.

         Exhibit 2.1 -- Stock and Warrant Purchase Agreement, dated December 3, 1998, between America Orient Group, Inc. and China Energy Resources Corporation.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  CHINA ENERGY RESOURCES CORPORATION



                                  By:    /s/ Bill H. Zhao
                                         ---------------------------------------
                                             Bill H. Zhao
                                             President, Chief Executive Officer
                                               and Chairman of the Board


Date:  July 14, 1999

                          INDEPENDENT AUDITORS' REPORT









To the shareholders and board of directors of CHINA ENERGY RESOURCES CORPORATION

         We have audited the accompanying consolidated balance sheets of China Energy Resources Corporation (a British Virgin Islands Company) and its subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations and cash flows for the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of China Energy Resources Corporation and its subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong
March 29, 1999, except for note 3 as to which is dated July 10, 1999

                                       CHINA ENERGY RESOURCES CORPORATION

                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                (Amounts in thousands except per share amounts)



                                                                             Years ended December 31,
                                                                    1998               1997               1996
                                                                    ----               ----               ----
Net sales.....................................................    $ 6,660            $ 9,053            $ 7,801
Subcontracting income (note 1)................................          -                362                723
Cost of sales.................................................     (4,835)            (5,516)            (5,584)
                                                                  -------            -------            -------
Gross profit..................................................     1,825               3,899              2,940
Selling, general and administrative expenses..................    (2,634)             (4,921)              (961)
Write-off of advances to related parties (note 12)............         -              (1,768)                 -
                                                                  -------            -------            -------
Operating (loss) income.......................................       (809)            (2,790)             1,979
Interest expense..............................................     (1,339)            (1,056)              (422)
Other (expense) income (note 12)..............................        (79)              (190)                46
                                                                  -------            -------            -------
(Loss) income before minority interests.......................     (2,227)            (4,036)             1,603
Minority interest.............................................        196                494               (345)
                                                                  -------            -------            -------
Net (loss) income.............................................    $(2,031)           $(3,542)           $ 1,258
                                                                  =======            =======            =======
(Loss) earnings per share
- Basic.......................................................    $ (0.63)           $ (1.18)           $  0.66
                                                                  =======            =======            =======
- Fully-diluted...............................................    $ (0.63)           $ (1.18)           $  0.57
                                                                  =======            =======            =======
Weighted average number of shares outstanding
- Basic.......................................................      3,248              2,994              1,918
                                                                  =======            =======            =======
- Fully-diluted...............................................      3,248              2,994              2,314
                                                                  =======            =======            =======

          See accompanying notes to consolidated financial statements.

                                        CHINA ENERGY RESOURCES CORPORATION

                                            CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands except share and per share amounts)


                                                                                    December 31,
                                                                         1998                        1997
                                                                         ----                        ----
ASSETS
Current assets:
Cash and cash equivalents...................................           $     82                    $    767
Accounts receivable, net of allowance for doubtful
       accounts of $1,571 (1997:$1,576).....................              1,472                       2,346
Prepayments, prepaid expenses, and other assets.............              1,222                       1,615
Inventories (note 6)........................................              3,020                       4,136
                                                                       --------                    --------
       Total current  assets................................              5,796                       8,864
Property, plant and equipment, net (note 7).................             17,916                      18,002
Value added taxes receivable (note 8).......................                 81                         140
Other assets................................................                284                         387
                                                                       --------                    --------
       Total assets.........................................           $ 24,077                    $ 27,393
                                                                       ========                    ========

LIABILITIES AND STOCKHOLDERS' EQUITY Current Liabilities:
Short-term borrowings (note 9)..............................           $  4,625                    $  5,057
Current portion of long-term debt (note 10).................              1,812                       1,812
Accounts payable............................................                796                       1,629
Customer deposits...........................................                225                          87
Other payables..............................................              2,078                       2,392
Plant construction payables.................................                  7                          77
Accrued payroll and employee benefits.......................                385                         474
Accrued interest............................................              2,495                       1,596
Other accrued liabilities...................................                329                         161
                                                                       --------                    --------
       Total current liabilities............................             12,752                      13,285
Long-term debt (note 10)
 Related parties............................................              2,800                       2,414
Convertible notes (note 11).................................              2,548                       2,347
Minority interests..........................................              1,543                       1,739

Commitments and contingencies (note 14)

Stockholders' equity:
Preferred shares, $0.01 par value, 2,000,000 shares
       authorized, no shares issued and outstanding.........                  -                           -
Common stock, $0.01 par value, 50,000,000 shares
       authorized, 3,248,494 (1997:3,248,494) shares
       issued and outstanding...............................                 32                          32
Additional paid-in capital..................................             11,808                      11,788
Deficit.....................................................             (3,971)                     (1,940)
Advances receivable from related parties (note 12)..........             (3,435)                     (2,272)
                                                                       --------                    --------

       Total stockholders' equity...........................              4,434                       7,608
                                                                       --------                    --------

       Total liabilities and stockholders' equity...........             24,077                      27,393
                                                                       ========                    ========

          See accompanying notes to consolidated financial statements.

                                                 CHINA ENERGY RESOURCES CORPORATION

                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                       (Amounts in thousands)


                                                         Common Stock
                                                         ------------



                                                                                                          Advances
                                                                              Additional     Retained     receivable       Total
                                                                               paid-in       earnings    from related  stockholders'
                                                   Shares        Amount        capital      (deficit)      parties         equity
                                                   ------        ------        -------      ---------      -------         ------
Balance at December 31, 1995.....................   2,290        $   23       $  7,864       $    346     $        -    $    8,233
Merger with Jackson (note 1).....................     110             1             47             (2)             -            46
Amount created on issuance of convertible
notes............................................       -             -          2,619              -              -         2,619
Net income.......................................       -             -              -          1,258              -         1,258
                                                    -----        ------       --------       --------     ----------    ----------
Balance at December 31, 1996.....................   2,400            24         10,530          1,602              -        12,156
Issues of shares.................................     848             8          1,232              -              -         1,240
Stock compensation expense (note 13).............       -             -             26              -              -            26
Net loss.........................................       -             -              -         (3,542)             -        (3,542)
Advances to related parties......................       -             -              -              -         (2,272)       (2,272)
                                                    -----        ------       --------       --------     ----------    ----------
Balance at December 31, 1997 ....................   3,248            32         11,788         (1,940)        (2,272)        7,608
Stock compensation expense (note 13).............       -             -             20              -              -            20
Net loss.........................................       -             -              -         (2,031)             -        (2,031)
Advances to related parties......................       -             -              -              -         (1,163)       (1,163)
                                                    -----        ------       --------       --------     ----------    ----------
Balance at December 31, 1998 ....................   3,248        $   32       $ 11,808       $ (3,971)    $   (3,435)   $    4,434
                                                    =====        ======       ========       ========     ==========    ==========

          See accompanying notes to consolidated financial statements.

                                                CHINA ENERGY RESOURCES CORPORATION

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      (Amounts in thousands)


                                                                                               Years ended December 31,
                                                                                       1998              1997             1996
                                                                                ----------------------------------------------------
Cash flow from operating activities:
Net (loss) income ...............................................................   $ (2,031)         $ (3,542)         $ 1,258
Adjustments to reconcile net (loss) income to
     net cash provided by (used in) operating activities:
     Minority interest...........................................................       (196)             (494)             345
     Loss on disposal of property, plant and equipment...........................         19               152                -
     Depreciation................................................................        858               643              863
     Bad debt provisions.........................................................          -             1,365               15
     Imputed interest on convertible notes.......................................        201               211                7
     Write-off of prepaid expenses...............................................          -               289                -
     Value added tax on opening debit balance utilized...........................         59                27               53
     Stock compensation expense..................................................         20                26                -
Changes in assets and liabilities:
     Accounts receivable.........................................................        874            (2,467)           1,456
     Inventories.................................................................      1,116            (1,064)            (105)
     Prepayments, prepaid expenses, and other assets.............................        393              (433)            (427)
     Accounts payable............................................................       (833)              577             (581)
     Customer deposits...........................................................        138               (81)             (82)
     Other payables..............................................................       (314)              563              288
     Amount due to PRC joint venture partner.....................................          -              (278)            (525)
     Accrued payroll and employee benefits.......................................        (89)              165                7
     Accrued interest............................................................        899               695             (580)
     Other accrued liabilities...................................................        168               153              (32)
                                                                                    --------          --------          -------

Net cash provided by (used in) operating activities..............................      1,282            (3,493)           1,960
                                                                                    --------          --------          -------

Cash flow from investing activities:
     Sales proceeds of property, plant and equipment.............................         70               129                -
     Purchase of property, plant and equipment...................................       (442)             (997)          (1,028)
     Addition of other assets....................................................          -              (382)               -
                                                                                    --------          --------          -------

Net cash used in investing activities............................................       (372)           (1,250)          (1,028)
                                                                                    --------          --------          -------

Cash flow from financing activities:
     Advances to related parties.................................................     (1,639)           (2,272)               -
     Prepayments from related parties............................................        476                 -                -
     Repayment of long-term debt from related parties............................          -                 -           (1,266)
     Repayment to minority interests.............................................          -              (144)             (83)
     Increase in short-term borrowings - net ....................................       (432)            1,949              140
     Issuance of convertible notes...............................................          -                 -            2,340
     Issuance of common stock....................................................          -             1,029            2,619
     Cash and cash equivalents acquired on merger with Jackson...................          -                 -               45
                                                                                    --------          --------          -------

Net cash (used by) provided by financing activities..............................     (1,595)              562           (3,795)
                                                                                    --------          --------          -------

(Decrease) increase in cash and cash equivalents.................................       (685)           (4,181)           4,727
Cash and cash equivalents at beginning of year...................................        767             4,948              221
                                                                                    --------          --------          -------

Cash and cash equivalents at end of year.........................................   $     82          $    767          $ 4,948
                                                                                    ========          ========          =======

Supplementary disclosures of cash information

Cash paid during the year for:
Interest.........................................................................   $    247          $    405          $ 1,202

          See accompanying notes to consolidated financial statements.

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

         On March 22, 1996, pursuant to an agreement and plan of merger between the Company and Jackson, Jackson was merged into the Company and the Company issued 109,850 shares of its common stock to the shareholders of Jackson for the entire issued share capital of Jackson. Jackson had been established in 1994 for the sole purpose of acquiring or merging with an unspecified business, and at the time of the merger Jackson had no operating assets and had not engaged in any business activities. The transaction has been accounted for as a reverse acquisition and the financial statements presented represent the financial statements of the Company and its subsidiary from August 18, 1995, the date the subsidiary commenced operations.

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

         The principal adjustments made to conform the statutory accounts of MHXC to U.S. GAAP included the following:

                       CHINA ENERGY RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands except per share amounts)


         o Adjustment to record the coal mine use right and interest free loan at estimated fair value.

         o Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

         o Adjustment to recognize interest expense on the accruals basis.

         o Adjustment to recognize sales and cost of sales upon shipment to customers.

         The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       GOING CONCERN AND SUBSEQUENT EVENTS

         During 1997 the Company terminated the services of the MCCF plant manager, however, prior to his termination this individual signed various documents that provided collateral to bank lenders of MCCF over MCCF assets.

         In 1998 and 1997 as a result of cash flow shortages, various problems with local management and other operational issues, the facility at MCCF did not operate at full capacity resulting in the closure of that facility in March, 1998. At December 31, 1998 the gross assets of MCCF were $7,266. Until March 1999, it had been the Company's intention to operate the plant on obtaining additional financing. However, on July 10, 1999, the Company completed negotiations to transfer the facilities back to the Mishan Government.

         MHXC also owns the rights to use the coal mine, which at December 31, 1998 are stated at $7,562 and which are located in Mishan and are planned to supply coking coal for use in MCCF. During 1998 and 1997 the Company continued its efforts in preparing the mine sites for mining operations and in October 1997 obtained a report prepared by international mining and geological consultants on the coking coal reserve base and associated coal quality. This report recommended that the Company implement various programs to expand the demonstrated coal reserve base and provide support for coal quality documentation. Additional work on the survey and mining plans is necessary before the mine is ready for use. During 1998 the Company engaged outside consultants to assist in this process. In 1998, 1997 and 1996 the Company capitalized interest amounting to $386, $341 and $458, respectively, in the coal mine use right. No provision for impairment has been made as it is the Company's intention to develop, license or sell the rights on completion of the additional work.

         The Company incurred losses of $2,031 in 1998 and $3,542 in 1997 and is continuing to operate at a loss subsequent to the balance sheet date and at December 31, 1998 the Company had net current liabilities of $6,956, which excludes any long-term debt that may become current in the event the Company is unable to continue as a going concern. These factors indicated that the Company may not be able to continue as a going concern for a reasonable period of time. Management's actions to obtain the necessary financing to address the situation are set out as follows:

         On December 3, 1998 the Company and America Orient Group, Inc ("AOG"), a Maryland corporation and a wholly-owned subsidiary of China Orient Group Industries, Inc. ("COG"), a private sector conglomerate in the PRC, executed a Stock and Warrant Purchase Agreement (the "Stock Purchase Agreement") in which the Company agreed to sell to AOG 5,000,000 shares of the Company's common stock, and a warrant to purchase 5,000,000 shares of the Company's common stock for $1,000. The Stock Purchase Agreement provides that AOG will purchase the shares and the warrant from the Company for an aggregate purchase price of $1,000. The warrant is exercisable at any time after the later of the closing date or January 1, 1999 (the "Exercise Date") in the five years following the Exercise Date, in whole or in part, at the lower of (a) 75% of the average closing price of the Common Stock for the 30 days immediately prior to such exercise, or (b) as follows: $0.75 per share in 1999; $1.00 per share in 2000: $1.50 per share in 2001; $2.00 per share in 2002; and $3.00 per share in 2003 (subject to adjustments for stock splits, stock dividends or similar transactions).

                       CHINA ENERGY RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands except per share amounts)


         On February 13, 1999, AOG loaned the Company $24 for working capital purposes in exchange for a convertible note (the "AOG Convertible Note") and a warrant to purchase 120,800 shares of Common Stock at an exercise price of $0.20 per share. Based on a conversion price of $0.20 per share, the AOG Convertible Note was convertible at the time of issuance into 120,800 shares of Common Stock.

         On March 3, 1999, the then acting Chairman, President and Chief Executive Officer of the Company resigned from his positions and on the same day, the Board appointed Bill H. Zhao as Chairman, President and Chief Executive Officer of the Company, Chairman and Director of China Coal Mining (B.V.I.) Co. Ltd., and Legal Representative, Chairman and Director of Mishan Hua Xing Coke Limited. Mr. Zhao is a Director and Executive Vice President of AOG and a Director of COG.

         On March 24, 1999, MHXC entered into an agreement ("Loan Agreement") with Orient Finance Company, an affiliate of AOG, to provide a loan of $2,000 for a period of three years, with a one-year grace period at an annual interest rate of 6.625%. The Company has pledged as security its interest in MHXC. Under the terms of the Loan Agreement, as amended in July 1999, the $2,000 will be disbursed to MHXC no later than July 31, 1999.

         On March 29, 1999 the Company issued a revolving convertible note ("Revolving Note") to AOG of up to $250 bearing interest of 8% per annum repayable on demand. A shareholder of the Company has granted AOG a continuing lien and first priority security interest in certain securities owned by the shareholder. AOG has the right prior to the payment in full of all principal of and interest on the Revolving Note to convert any outstanding and unpaid principal portion into fully paid shares of the Company's common stock at a conversion price of $0.20 per share. In April 1999, the Revolving Note was increased to up to $1,250 and as of July 9, 1999, the Company had outstanding borrowings under the Revolving Note of $326.

         On March 29, 1999, the Company appointed three new officers and on the same date, MHXC made four new officer appointments.

         On March 29, 1999, the Company, through China Coal, entered into a definitive agreement (the "Jinzhou Agreement") with Jinzhou Harbor (Group) Co. Ltd., a majority owned subsidiary of the Orient Group and affiliate of AOG ("JHG"), to form Jinzhou Port Coal Terminal Co. Ltd. (the "Jinzhou Terminal"). Under the original Jinzhou Agreement, China Coal was to invest $10,843 for a 60% interest in the Jinzhou Terminal. In order to comply with rules of the Shanghai Stock Exchange, where JHG shares are traded, the Jinzhou Agreement was amended in July 1999 to provide for China Coal to invest $7,350 for a 49% interest in the Jinzhou Terminal. Funding for the $7,350 investment is expected to be financed by AOG's exercise of its warrant to purchase 5,000,000 shares of Common Stock under the Stock Purchase Agreement and other purchases of the Common Stock by AOG or its affiliates. The closing is subject to obtaining the required PRC government approvals and may also be affected by development of the long-term business plan of the Company.

         On July 10, 1999, the Company and MHXC entered into an agreement with the Mishan City Government for the Mishan City Government to assume the liabilities relating to MCCF and the long-term debt owed to it, and in exchange the Mishan City Government will take back all the facilities and assets of MCCF. The Mishan City Government will also give up its 20% interest in MHXC. The resulting gain to the Company of between $3,000 and $4,000 will be credited to the coal mine use right, which is being retained, as an adjustment of the original price MHXC originally paid to the government entity.

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

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives in equal installments as follows:


         Land use rights........................................... 30-50 years
         Buildings................................................. 8-45 years
         Plant and machinery....................................... 5-20 years
         Transportation vehicles................................... 5-10 years
         Railway................................................... 50 years

         COAL MINE USE RIGHT - Coal mine use right is stated at estimated fair value at the date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended mining operations. Interest is capitalized on the coal mine use right during the period in which activities necessary to get the mine ready for its intended mining operations are in progress. In 1998, 1997 and 1996 interest capitalized amounted to $386, $341 and $458, respectively. Amortization will be provided to write off the value of coal mine use right based on the units extracted compared with estimated total units to be extracted. The coal mine use right and the Company's other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

         Foreign currency transactions of MHXC are translated into Renminbi at the applicable rates of exchange quoted by People's Bank of China (the "PBOC"), prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable PBOC rate prevailing at the relevant balance sheet date. Substantially all the transactions of MHXC are denominated in Renminbi and MHXC did not have any material monetary assets or liabilities denominated in foreign currencies. On consolidation, the assets and liabilities of MHXC are translated into United States dollars at the year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are included as a separate components of stockholders' equity.

         PROVISIONS FOR DOUBTFUL ACCOUNTS - Provisions for doubtful accounts are established based on management's assessment of the recoverability of accounts receivable. The expense amounted to nil in 1998, $1,365 in 1997 and $15 in 1996.

         REPAIRS AND MAINTENANCE - Repairs and maintenance costs are charged against income in the period in which they are incurred. The expense is allocated to cost of sales and selling, general and administrative expenses. The aggregate expenses were $62 in 1998, $47 in 1997 and $42 in 1996.

         INCOME TAXES - Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement basis of

                       CHINA ENERGY RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands except per share amounts)


         assets and liabilities. The tax consequences of those differences are classified as current or non current based upon the classification of the related asset or liability in the financial statements. During the period there were no significant temporary differences.

         (LOSS) EARNINGS PER SHARE - Fully diluted (loss) earnings per share is based on net (loss) income for the period and the weighted average number of common stock outstanding during each period, plus, the dilutive effect, if any, of certain shares subject to issue in connection with the conversion of the outstanding convertible notes and warrants. Such convertible notes and warrants had no dilutive effect on the loss per share in 1998 and 1997 but may dilute future earnings per share.

         A reconciliation of the earnings and weighted average number of shares used to compute basic and fully-diluted earnings per share for the year ended December 31, 1996 is as follows:



                                                             Weighted average
                                             Earnings        number of shares
                                             --------        ----------------


         Basic............................   $   1,258              1,918
         Effect of convertible debt.......          53                396
                                             ---------              -----
                                             $   1,311              2,314
                                             =========              =====

         NEW ACCOUNTING STANDARDS ADOPTED - in 1998, the Company adopted three new disclosure standards. Results of operations, financial disclosures were unaffected by implementation of these new standards.

         Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. As the Company did not have any items of other comprehensive income for the years reported, the net (loss) income reported in the statement of operations is equivalent to total comprehensive income (loss).

         SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating segments in financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

         SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which amends the disclosure requirements for pension and other postretirement benefits.

         NEW ACCOUNTING STANDARD NOT YET ADOPTED - The Financial Accounting Standards Board has issued a new standard SFAS No. 133 "Derivative Instruments and Hedging Activities". Management has not yet completed the analysis of the impact this would have on the financial statements of the Company.

5.       INCOME TAXES

         Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The Company is not taxed in the British Virgin Islands where it is incorporated. The Company's operations are all in China.

                       CHINA ENERGY RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands except per share amounts)


         The Company's subsidiary, MHXC, which is incorporated in China, is subject to Chinese income taxes at the applicable tax rate (currently 33%) on taxable income based on income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiary is fully exempt from Chinese income tax on its manufacturing operations for two years starting from the first profit making year and, accordingly, no income taxes were payable in respect of 1996. The subsidiary also has a 50% exemption from Chinese income tax for the subsequent three years. The exemptions applicable to this subsidiary will expire in 1999. At December 31, 1998 the Company and its subsidiaries have no available tax losses.

6.       INVENTORIES

                                                          December 31,
                                                 1998                    1997
                                                 ----                    ----
         Raw materials..................      $ 2,446                 $ 3,203
         Finished goods.................           79                     724
         Consumables....................          495                     209
                                              -------                 -------
                           Total              $ 3,020                 $ 4,136
                                              =======                 =======

         The amount of work-in-progress is insignificant due to the short production cycle of the manufacturing process.

7.       PROPERTY, PLANT AND EQUIPMENT

                                                         December 31,
                                                 1998                   1997
                                                 ----                   ----
         Coal mine use right............      $ 7,562                $ 7,176
         Land use rights................        1,789                  1,789
         Buildings......................        6,630                  6,427
         Plant and machinery............        2,287                  2,213
         Transportation vehicles........          797                    727
         Railway........................        1,438                  1,442
                                              -------                -------
                           Total               20,503                 19,774
         Less: Accumulated depreciation.       (2,594)                (1,778)
         Construction in progress.......            7                      6
                                              -------                -------
                           Total              $17,916                $18,002
                                              =======                =======

         The coal mine use right is stated at estimated fair value at the date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended use. The contractual price of the coal mine use right was $11,312.

         Certain property is collateralized for bank borrowings (note 9).

8.       VALUE ADDED TAXES RECEIVABLE

         Value added tax ("VAT") is applicable to MHXC at a rate of 17% on the gross sales amounts and credit given at the same rate for VAT paid on purchases. The net VAT payable is accounted for to the tax authorities.

         In accordance with notices issued by the government authorities, the Factory can deem VAT, at the rate of 14%, to have been paid on the opening inventory amount at January 1, 1994 (the date VAT was introduced) and applied against future VAT payable based on criteria to be agreed with the local authorities. This amount has been established as a receivable. The Company believes that the amount will be recoverable against future VAT payable subject to approval as to timing by the tax authorities. Amounts of $59, $ 27 and $53 were utilized in 1998, 1997 and 1996, respectively

                       CHINA ENERGY RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands except per share amounts)


9.       SHORT-TERM BORROWINGS

         Short-term borrowings represent short-term loans provided by banks and other lenders to the Company's PRC subsidiary.


                                                                                    December 31,
                                                                              1998                1997
                                                                              ----                ----
Short-term borrowings at the end of the year..........................     $ 4,625             $ 5,057
Weighted average interest rate on borrowings at end of year...........          12%                 13%


         Interest rates are determined periodically by the banks and other lenders in consultation with the Company's subsidiary and are normally subject to annual review. There are no formal short-term credit facilities with the banks and short-term borrowings are negotiated on a loan-by-loan basis.

         At December 31, 1998, short-term borrowings of $1,256 and long-term bank loans of $1,812 were secured over property, plant and equipment with a net book value of $5,882.

10.      LONG-TERM DEBT


                                                                                    December 31,
                                                                              1998                1997
                                                                              ----                ----
Long-term debt consists of:
Bank loans at a fixed interest rate
 (14.04% at December 31, 1998)
Due in 1998....................................................             $    --             $ 1,086
Due in 1999....................................................               1,328                 242
Due in 2000....................................................                 242                 242
Due in 2001....................................................                 242                 242
                                                                            -------             -------
                                                                              1,812               1,812

Interest free loan from PRC joint venture partner
Due in 2002....................................................               1,334               1,334
Due in 2003....................................................               1,334               1,334
Due in 2004....................................................               1,335               1,335
Due in 2005....................................................               1,335               1,335
Due in 2006....................................................               1,335               1,335
                                                                            -------             -------
                                                                              6,673               6,673
Less:  notional interest.......................................               3,873               4,259
                                                                            -------             -------
                                                                              2,800               2,414
                  Total........................................               4,612               4,226
                                                                            -------             -------
Current portion of long-term debt..............................               1,812               1,812
                                                                            -------             -------
Long-term debt, less current portion...........................             $ 2,800             $ 2,414
                                                                            =======             =======

All long-term bank loans are authorized by the provincial or local governments and are administered by the banks.

                       CHINA ENERGY RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands except per share amounts)


         The interest free loan from the PRC joint venture partner was raised to partially finance the acquisition of the coal mine use right. At the date the loan was obtained it was to be repaid by five equal instalments with each installment limited to 40% of the income after tax of the relevant year. In 1996 the Company made repayments ahead of the original planned payment schedule and the scheduled repayments of the remaining balance of the loan were rateably amended. In addition, the scheduled repayments were postponed by an agreement dated May 11, 1997 for an additional two years. The loan is stated in the financial statements at the estimated present value calculated based on the annual discount rate of 16%, being the estimated annual interest rate for fixed asset lending in the PRC. This estimate of the market value of the loan is subject to a high degree of uncertainty because there is no market for the loan, the loan is not transferrable and the repayment terms are contingent on future operations of the Company.

         With effect from October 1, 1995 the government of Mishan City agreed to share 50 percent of the interest paid by MCCF on the long-term interest - bearing loans. The government's share of interest expense amounted to $150 in 1997 and $197 in 1996. This agreement expired in December 31, 1997. The interest shared by the local government party of $150 in 1997 and $197 in 1996 has been netted against interest expense in the statement of operations, as well as $166 in 1996 of interest forfeited by the bank lender of the loan.

         During 1998 and 1997, interest was not paid and became overdue and as a result all long-term bank loans are currently in default and have been classified as current liabilities.

11.      CONVERTIBLE NOTES

         At December 31, 1998 the Company had outstanding convertible notes with detachable warrants amounting to $2,548 which were issued in 1996. These notes carry interest at 8% per annum and the principal amount and the accrued interest thereon are payable in 2001.

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

         The conversion price is subject to a floor price and a ceiling price (as defined in the note agreement) and is equal to 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the conversion date; provided, however, that in the event of a public offering or private placement of securities of the Company, resulting in gross proceeds of at least $10,000, consummated within 18 months of the date of the notes, the floor price shall be adjusted to equal 60% of the offering price per share in such an offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share (the "floor price") and (ii) shall never exceed $8.50 per share (the "ceiling price"). At any time prior to the date on which the common stock is traded on the American Stock Exchange or other U.S. securities exchange or market, the conversion price for the common stock shall equal $3.50 per share.

         The conversion price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon certain events happening as specified in the note agreement while this conversion right remains outstanding.

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

12.      RELATED PARTY TRANSACTIONS

         In 1997 advances totaling $1,768 were made under the authority of the former Chairman of the Company to the former owner of QCCF which were intended to establish relationships for potential future business opportunities. As the terms of the repayment of the advances were unclear, with the death of the former Chairman current management believes that its ability to realize the advances has been severely impaired and, accordingly, the amounts have been written off in 1997.

         In 1998 and 1997, the Company advanced $1,639 and $2,272, respectively, to the bank of the former owner of QCCF to settle loans and interest owed by the former owner of QCCF to the bank. In 1998, repayments of $476 were received. The receivable at December 31, 1998 of $3,435 is repayable on demand and is interest free.

         In 1997 the former Chairman of the Company withdrew amounts totaling $286 from MHXC without authority of the Company. The Chairman died in October 1997 and the Company has been seeking to recover these amounts from his estate and family. The Company has recorded an expense in 1998 and 1997 of $102 and $184, respectively, in other (expense) income representing the amounts not yet recovered.

         Substantially all of the sales, purchases, raw materials and purchases of ancillary items the Company's PRC subsidiary are with state-owned enterprises. Even though such state-owned enterprises may be regarded as having the same beneficial owner of the PRC joint venture partner of the Company's subsidiary, the PRC central government, such state- owned enterprises are frequently under separate control and do not possess any management, ownership or other interest in each other. As a result, the Company does not view transactions with such state-owned enterprises as constituting related party transactions.

13.      STOCK OPTIONS AND COMPENSATION

         On September 2, 1998 the Company entered into an employment agreement with Mr. C.T. Yeh, the acting Chairman, President and Chief Executive Officer of the Company at that time. Under the agreement, among other matters, Mr.

                       CHINA ENERGY RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands except per share amounts)


         Yeh received 15,000 shares at a fair value of $8 which has been recognized as compensation expense and credited to additional paid-in capital. These shares were issued in January 1999.

         In addition he was issued options to acquire 120,000 shares of the Company's common stock at $1.00 per share. At December 31, 1998, 50,000 options were unrestricted and the remainder will cease to be restricted by December 31, 1999 or on the earlier occurrence of certain specified transactions. The options are exercisable within five years from the date of issuance.

         The Company accounts for stock options issued to employees pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized in connection with the issue of these stock options. The fair value of these stock options as calculated under SFAS No. 123, Accounting for Stock Based Compensation, would be insignificant and, accordingly, the pro forma information required by SFAS No. 123 has not been shown.

         In 1997, the Company issued options to a Consultant, in respect of the provision of public relations services, to acquire 32,000 shares of the Company's common stock at an exercise price of $5.00 per share. In 1998 the Company issued options to the same party to acquire an additional 20,000 shares for services rendered at an exercise price of $3.50 per share. All such options have vested. The options expire in 2002 and 2003, respectively. The Company recognized expense of $12 in 1998 and $26 in 1997 in respect of these options.

14.      COMMITMENTS AND CONTINGENCIES

         At December 31, 1998, the Company and its subsidiaries had no contracted capital expenditure.

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

15.      FOREIGN CURRENCY EXCHANGE

         The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The conversion of Renminbi into US dollars and other foreign currencies is based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. The exchange rate at December 31, 1998 was US$1 = Rmb8.2787.

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


16.      CONCENTRATION OF CREDIT RISK

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

17.      FINANCIAL INSTRUMENTS

         The carrying values of financial instruments, including cash and cash equivalents and short-term borrowings, were equal to their approximate fair value as of December 31, 1998 because of the relatively short maturities of these investments. At December 31, 1998 the fair value of the bank loans and the interest free loan from the PRC joint venture partner were approximately $1,812 and $2,800, respectively, estimated based on the discount rate the seller would pay to a credit- worthy third party to assume its obligation.

18.      EMPLOYEE RETIREMENT BENEFITS

         All the PRC's subsidiary's full-time employees are entitled to a retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension obligations of retired staff. The PRC subsidiary is required to make contributions to the state retirement plan at 17-25% of the monthly salaries of the current full-time employees subject to local authorities' discretion. Employees are required to make contributions at 2-3% of their basic salary. Contract and part-time employees are not entitled to such benefits. The expense of such arrangements to the subsidiary was immaterial for the period. The Company and its subsidiaries are not obligated under any other post-retirement plans and post-employment benefits are not material.

19.      SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK AND MAJOR
         CUSTOMERS

         The Company through its PRC subsidiary is engaged in one industry segment, the manufacture and sale of coal products in the PRC where the PRC subsidiary's operations are located. One customer, Mudanjiang No. 2 Power Plant of Heilongjiang Province, PRC., accounted for 78% of net sales in 1998, 71% in 1997, and 80% in 1996.